Exhibit 99.1

Consolidated financial statements

for the year ended 30 June 2024

Content

1 Sasol Annual Financial Statements 2024

INCOME STATEMENT

for the year ended 30 June

		2024	2023	2022
	Note	Rm	Rm	Rm
Turnover	2	275 111	289 696	272 746
Materials, energy and consumables used	3	(137 957)	(152 297)	(123 999)
Selling and distribution costs		(10 394)	(10 470)	(8 677)
Maintenance expenditure		(15 446)	(15 076)	(13 322)
Employee-related expenditure	4	(35 465)	(33 544)	(32 455)
Depreciation and amortisation		(15 644)	(16 491)	(14 073)
Other expenses and income	5	(13 854)	(9 023)	(31 834)
Equity accounted profits, net of tax	18	1 758	2 623	3 128
Operating profit before remeasurement items		48 109	55 418	51 514
Remeasurement items affecting operating profit	8	(75 414)	(33 898)	9 903
(Loss)/earnings before interest and tax ((LBIT)/EBIT)		(27 305)	21 520	61 417
Finance income	6	3 226	2 253	1 020
Finance costs	6	(10 427)	(9 259)	(6 896)
(Loss)/earnings before tax		(34 506)	14 514	55 541
Taxation	9	(9 739)	(5 181)	(13 869)
(Loss)/earnings for the year		(44 245)	9 333	41 672
Attributable to
Owners of Sasol Limited		(44 271)	8 799	38 956
Non-controlling interests in subsidiaries		26	534	2 716
		(44 245)	9 333	41 672

		Rand	Rand	Rand
Per share information
Basic (loss)/earnings per share	7	(69,94)	14,00	62,34
Diluted (loss)/earnings per share	7	(69,94)	13,02	61,36

The notes on pages 7 to 117 are an integral part of these Consolidated Financial Statements.

2 Sasol Annual Financial Statements 2024

STATEMENT OF COMPREHENSIVE INCOME

for the year ended 30 June

	2024	2023	2022
	Rm	Rm	Rm
(Loss)/earnings for the year	(44 245)	9 333	41 672
Other comprehensive (loss)/income, net of tax
Items that can be subsequently reclassified to the income statement	(2 916)	11 909	(92)
Effect of translation of foreign operations	(2 745)	12 061	7 026
Effect of cash flow hedges	—	—	1 110
Share of other comprehensive income in equity accounted investments	57	—	—
Foreign currency translation reserve on disposal of business reclassified to the income statement	(228)	(251)	(8 024)
Tax on items that can be subsequently reclassified to the income statement	—	99	(204)
Items that cannot be subsequently reclassified to the income statement	48	331	1 616
Remeasurement on post-retirement benefit obligation	55	427	2 415
Fair value of investments through other comprehensive income	(3)	23	(54)
Tax on items that cannot be subsequently reclassified to the income statement	(4)	(119)	(745)

Total comprehensive (loss)/income for the year	(47 113)	21 573	43 196
Attributable to
Owners of Sasol Limited	(47 123)	21 057	40 485
Non-controlling interests in subsidiaries	10	516	2 711
	(47 113)	21 573	43 196

The notes on pages 7 to 117 are an integral part of these Consolidated Financial Statements.

3 Sasol Annual Financial Statements 2024

STATEMENT OF FINANCIAL POSITION

at 30 June

		2024	2023
	Note	Rm	Rm
Assets
Property, plant and equipment	16	163 589	225 472
Right of use assets	14	12 351	11 685
Goodwill and other intangible assets		2 462	3 191
Equity accounted investments	18	14 742	14 804
Other long-term investments		2 536	2 164
Post-retirement benefit assets	31	910	784
Long-term receivables and prepaid expenses	17	4 030	3 040
Long-term financial assets	36	446	453
Deferred tax assets	11	37 193	37 716
Non-current assets		238 259	299 309
Inventories	21	40 719	42 205
Tax receivable	10	456	411
Trade and other receivables	22	36 533	35 905
Short-term financial assets	36	3 532	1 772
Cash and cash equivalents	25	45 383	53 926
Current assets		126 623	134 219
Assets in disposal groups held for sale		98	310
Total assets		364 980	433 838
Equity and liabilities
Shareholders’ equity		143 005	196 904
Non-controlling interests		4 422	4 620
Total equity		147 427	201 524
Long-term debt*	13	115 913	82 319
Lease liabilities	14	15 173	14 382
Long-term provisions	29	14 396	15 531
Post-retirement benefit obligations	31	11 356	11 343
Long-term deferred income		446	465
Long-term financial liabilities*	36	569	933
Deferred tax liabilities	11	5 205	5 294
Non-current liabilities		163 058	130 267
Short-term debt*	15	3 948	43 743
Short-term provisions	30	4 750	4 319
Tax payable	10	1 108	1 876
Trade and other payables	23	44 198	48 518
Short-term deferred income		320	966
Short-term financial liabilities*	36	50	2 464
Bank overdraft	25	121	159
Current liabilities		54 495	102 045
Liabilities in disposal groups held for sale		—	2
Total equity and liabilities		364 980	433 838
*	The Group has revised long-term debt and short-term debt by R11 985 million as well as long-term financial liabilities and short-term financial liabilities by R1 302 million for 2023, refer note 1.1.

The notes on pages 7 to 117 are an integral part of these Consolidated Financial Statements.

4 Sasol Annual Financial Statements 2024

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June

		Share-	Foreign		Remeasurement
	Share	based	currency		on post-			Non-
	capital	payment	translation	Other	retirement	Retained	Shareholders’	controlling	Total
	Note 12	reserve	reserve	reserves*	benefits	earnings	equity	interests	equity
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance at 30 June 2021	9 888	900	38 752	(868)	(1 699)	99 516	146 489	5 982	152 471
Disposal of businesses	—	—	—	—	456	(4)	452	(3 141)	(2 689)
Other movements	—	—	—	—	—	(72)	(72)	(119)	(191)
Movement in share-based payment reserve	—	1 318	—	—	—	—	1 318	—	1 318
Share-based payment expense (refer note 32)	—	1 164	—	—	—	—	1 164	—	1 164
Deferred tax	—	154	—	—	—	—	154	—	154
Long-term incentives vested and settled	—	(904)	—	—	—	904	—	—	—
Total comprehensive (loss)/income for the year	—	—	(999)	872	1 656	38 956	40 485	2 711	43 196
profit	—	—	—	—	—	38 956	38 956	2 716	41 672
other comprehensive (loss)/income for the year	—	—	(999)	872	1 656	—	1 529	(5)	1 524
Dividends paid	—	—	—	—	—	(49)	(49)	(859)	(908)
Balance at 30 June 2022	9 888	1 314	37 753	4	413	139 251	188 623	4 574	193 197
Other movements	—	—	1	—	(17)	61	45	(37)	8
Movement in share-based payment reserve	—	933	—	—	—	—	933	—	933
Share-based payment expense (refer note 32)	—	1 033	—	—	—	—	1 033	—	1 033
Deferred tax	—	(100)	—	—	—	—	(100)	—	(100)
Long-term incentives vested and settled	—	(1 349)	—	—	—	1 349	—	—	—
Total comprehensive income for the year	—	—	11 932	16	310	8 799	21 057	516	21 573
profit	—	—	—	—	—	8 799	8 799	534	9 333
other comprehensive income/(loss) for the year	—	—	11 932	16	310	—	12 258	(18)	12 240
Dividends paid	—	—	—	—	—	(13 754)	(13 754)	(433)	(14 187)
Balance at 30 June 2023	9 888	898	49 686	20	706	135 706	196 904	4 620	201 524
Other movements	—	1	(1)	(25)	—	17	(8)	9	1
Movement in share-based payment reserve	—	865	—	—	—	—	865	—	865
Share-based payment expense (refer note 32)	—	986	—	—	—	—	986	—	986
Deferred tax	—	(121)	—	—	—	—	(121)	—	(121)
Long-term incentives vested and settled	—	(718)	—	—	—	718	—	—	—
Total comprehensive (loss)/income for the year	—	—	(2 971)	54	65	(44 271)	(47 123)	10	(47 113)
(loss)/income	—	—	—	—	—	(44 271)	(44 271)	26	(44 245)
other comprehensive (loss)/income for the year	—	—	(2 971)	54	65	—	(2 852)	(16)	(2 868)
Dividends paid	—	—	—	—	—	(7 633)	(7 633)	(217)	(7 850)
Balance at 30 June 2024	9 888	1 046	46 714	49	771	84 537	143 005	4 422	147 427

*Includes investment fair value and cash flow hedge reserves.

The notes on pages 7 to 117 are an integral part of these Consolidated Financial Statements.

5 Sasol Annual Financial Statements 2024

STATEMENT OF CASH FLOWS

for the year ended 30 June

		2024	2023	2022
	Note	Rm	Rm	Rm
Cash receipts from customers		272 017	298 698	263 332
Cash paid to suppliers and employees		(219 696)	(234 061)	(207 194)
Cash generated by operating activities	26	52 321	64 637	56 138
Dividends received from equity accounted investments		1 639	3 765	3 043
Finance income received	6	3 211	2 242	986
Finance costs paid¹	6	(8 638)	(7 083)	(5 478)
Tax paid	10	(10 932)	(13 952)	(13 531)
Cash available from operating activities		37 601	49 609	41 158
Dividends paid	28	(7 633)	(13 754)	(49)
Dividends paid to non-controlling shareholders in subsidiaries		(217)	(433)	(859)
Cash retained from operating activities		29 751	35 422	40 250
Additions to non-current assets		(30 428)	(30 247)	(23 269)
additions to property, plant and equipment	16	(30 074)	(30 726)	(22 593)
additions to other intangible assets		(85)	(128)	(120)
(Decrease)/increase in capital project related payables[2]		(269)	607	(556)
Cash contribution to equity accounted investments		(113)	(95)	(67)
Proceeds on disposals and scrappings		129	799	8 484
Proceeds from/(acquisitions of) assets held for sale[3]		9	3	(549)
Acquisition of interest in equity accounted investments	18	—	—	(56)
Purchase of investments		(173)	(243)	(95)
Proceeds from sale of investments		69	156	26
(Increase)/decrease in long-term receivables[4]		(150)	1 393	449
Cash used in investing activities		(30 657)	(28 234)	(15 077)
Proceeds from long-term debt[5]	13	30 692	95 035	88
Repayment of long-term debt	13	(35 468)	(91 564)	(12 086)
Payment of lease liabilities	14	(2 698)	(2 269)	(2 264)
Repayment of debt held for sale[3]		—	—	(704)
Proceeds from short-term debt		2 691	1 787	28
Repayment of short-term debt		(2 183)	(1 801)	(15)
Cash (used in)/generated by financing activities		(6 966)	1 188	(14 953)
Translation effects on cash and cash equivalents		(633)	2 424	1 759
(Decrease)/increase in cash and cash equivalents		(8 505)	10 800	11 979
Cash and cash equivalents at the beginning of year		53 767	42 967	30 988
Cash and cash equivalents at the end of the year	25	45 262	53 767	42 967
1	Included in finance costs paid are amounts capitalised to assets under construction a class of Property, plant and equipment (refer to note 16).
2	Current year mainly relates to repayments (refer to note 13).
3	Prior years relate to disposal groups held for sale at 30 June, sold during the year.
4	Included in the movement in long-term receivables are loans granted (R298 million), loans repaid (R357 million) and an increase of long-term restricted cash (R214 million).
5	2023: Proceeds from long-term debt includes the issue of a R13,2 billion (US$750 million) convertible bond.

The notes on pages 7 to 117 are an integral part of these Consolidated Financial Statements.

6 Sasol Annual Financial Statements 2024

Notes to the financial statements

Segment information	9
Statement of compliance	16

Sources of capital	42

Equity	43
Share capital	43

Funding activities and facilities	44
Long-term debt	44
Leases	47
Short-term debt	50

7 Sasol Annual Financial Statements 2024

Provisions and reserves	67

Provisions	68
Long-term provisions	68
Short-term provisions	71
Post-retirement benefit obligations	72

Reserves	82
Share-based payment reserve	82

Other disclosures	87

Contingent liabilities	88
Related party transactions	92
Subsequent events	101
Financial risk management and financial instruments	102

8 Sasol Annual Financial Statements 2024

SEGMENT INFORMATION

	Energy			Chemicals			Corporate	Consolidation
	Mining	Gas	Fuels	Africa	America	Eurasia	Centre	Adjustments	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2024
Income statement
External turnover	3 874	8 014	116 256	63 829	41 424	41 714	—	—	275 111
Segment turnover	28 876	12 158	118 864	66 883	41 805	42 201	—	(35 676)	275 111
Intersegmental turnover	(25 002)	(4 144)	(2 608)	(3 054)	(381)	(487)	—	35 676	—
Materials, energy and consumables used	(9 401)	(4 097)	(76 483)	(30 038)	(21 899)	(30 974)	(182)	35 117	(137 957)
Selling and distribution costs	—	—	(44)	(4 771)	(3 936)	(1 673)	—	30	(10 394)
Maintenance expenditure	(4 214)	(329)	(4 089)	(3 492)	(2 792)	(1 189)	(710)	1 369	(15 446)
Employee-related expenditure	(6 851)	(750)	(4 801)	(5 721)	(4 843)	(6 213)	(6 564)	278	(35 465)
Depreciation and amortisation	(1 532)	(665)	(1 115)	(5 018)	(4 905)	(1 930)	(479)	—	(15 644)
Other expenses and income	(3 684)	(1 031)	(5 314)	(6 459)	(4 953)	(345)	9 050	(1 118)	(13 854)
Equity accounted (losses)/profits, net of tax	(1)	463	1 173	143	—	—	(20)	—	1 758
Remeasurement items affecting operating profit (refer note 8)	17	954	(9 244)	(5 237)	(59 686)	(2 265)	47	—	(75 414)
Earnings/(loss) before interest and tax (EBIT/(LBIT))	3 210	6 703	18 947	6 290	(61 209)	(2 388)	1 142	—	(27 305)
Statement of cash flows
Additions to non-current assets[1]	2 954	6 492	8 671	7 548	1 762	2 062	670	—	30 159

1Excludes capital project related payables and equity accounted investments.

9 Sasol Annual Financial Statements 2024

	Energy			Chemicals			Corporate	Consolidation
	Mining	Gas	Fuels	Africa	America	Eurasia	Centre	Adjustments	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2023
Income statement
External turnover	6 386	7 234	116 235	67 772	44 492	47 577	—	—	289 696
Segment turnover	27 666	11 988	118 708	70 586	44 942	48 194	—	(32 388)	289 696
Intersegmental turnover	(21 280)	(4 754)	(2 473)	(2 814)	(450)	(617)	—	32 388	—
Materials, energy and consumables used	(8 508)	(3 834)	(76 043)	(27 548)	(28 605)	(39 427)	(210)	31 878	(152 297)
Selling and distribution costs	—	—	(43)	(4 974)	(3 773)	(1 717)	—	37	(10 470)
Maintenance expenditure	(4 056)	(345)	(4 361)	(3 565)	(2 324)	(1 120)	(719)	1 414	(15 076)
Employee-related expenditure	(6 743)	(637)	(4 544)	(5 426)	(4 588)	(5 403)	(6 394)	191	(33 544)
Depreciation and amortisation	(2 394)	(569)	(2 242)	(4 197)	(4 645)	(1 699)	(745)	—	(16 491)
Other expenses and income	(3 441)	(73)	(5 211)	(6 303)	(5 466)	884	11 719	(1 132)	(9 023)
Equity accounted profits, net of tax	2	439	2 038	144	—	—	—	—	2 623
Remeasurement items affecting operating profit (refer note 8)	54	(537)	(35 430)	(1 048)	3 916	(900)	47	—	(33 898)
Earnings/(loss) before interest and tax (EBIT/LBIT)	2 580	6 432	(7 128)	17 669	(543)	(1 188)	3 698	—	21 520
Statement of cash flows
Additions to non-current assets[1]	2 979	5 600	8 909	8 202	2 491	1 827	846	—	30 854
[1]	Excludes capital project related payables and equity accounted investments.

10 Sasol Annual Financial Statements 2024

	Energy			Chemicals			Corporate	Consolidation
	Mining	Gas	Fuels	Africa	America	Eurasia	Centre	Adjustments	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2022
Income statement
External turnover	6 370	7 789	97 996	64 054	41 496	55 011	30	—	272 746
Segment turnover	24 386	11 941	99 972	67 275	41 926	55 419	56	(28 229)	272 746
Intersegmental turnover	(18 016)	(4 152)	(1 976)	(3 221)	(430)	(408)	(26)	28 229	—
Materials, energy and consumables used	(6 063)	(2 055)	(59 525)	(22 681)	(21 243)	(40 094)	(162)	27 824	(123 999)
Selling and distribution costs	—	—	(49)	(3 934)	(2 920)	(1 811)	—	37	(8 677)
Maintenance expenditure	(3 492)	(728)	(3 602)	(3 063)	(2 078)	(956)	(589)	1 186	(13 322)
Employee-related expenditure	(5 826)	(772)	(4 491)	(5 424)	(4 003)	(5 454)	(6 611)	126	(32 455)
Depreciation and amortisation	(2 230)	(500)	(1 468)	(3 667)	(3 917)	(1 576)	(715)	—	(14 073)
Other expenses and income	(3 090)	(1 759)	(5 704)	(5 867)	(3 977)	(941)	(9 552)	(944)	(31 834)
Equity accounted (losses)/profits, net of tax	(1)	(4)	3 043	90	—	—	—	—	3 128
Remeasurement items affecting operating profit (refer note 8)	(228)	8 499	(217)	1 343	(2 807)	2 965	348	—	9 903
Earnings/(loss) before interest and tax (EBIT/LBIT)	3 456	14 622	27 959	24 072	981	7 552	(17 225)	—	61 417
Statement of cash flows
Additions to non-current assets[1]	2 552	2 569	6 325	7 308	1 909	1 402	648	—	22 713
[1]	Excludes capital project related payables and equity accounted investments.

11 Sasol Annual Financial Statements 2024

GEOGRAPHIC REGION INFORMATION

	South
	Africa	Mozambique	United States	Europe	Rest of World	Total
	Rm	Rm	Rm	Rm	Rm	Rm
2024
External turnover[1]	137 903	1 091	43 374	50 044	42 699	275 111
Earnings/(loss) before interest and tax (EBIT/(LBIT))[2]	28 109	738	(58 891)	(834)	3 573	(27 305)
Tax paid	7 939	2 536	12	400	45	10 932
Non-current assets[3]	69 729	25 090	77 217	17 136	10 984	200 156
2023
External turnover[1]	142 804	1 146	46 334	55 996	43 416	289 696
Earnings before interest and tax (EBIT)[2]	7 872	1 051	1 899	4 957	5 741	21 520
Tax paid	11 516	1 837	12	493	94	13 952
Non-current assets[3]	67 389	18 915	143 714	19 708	11 083	260 809
2022
External turnover[1]	130 411	1 921	44 080	58 177	38 157	272 746
Earnings before interest and tax (EBIT)[2]	29 305	965	4 644	12 406	14 097	61 417
Tax paid	11 739	1 001	36	657	98	13 531
Non-current assets[3]	90 524	15 036	123 618	16 161	10 122	255 461
1	The analysis of turnover is based on the location of the customer.
2	Includes equity accounted profits and remeasurement items.
3	Excludes deferred tax assets and post-retirement benefit assets.

12 Sasol Annual Financial Statements 2024

REPORTING SEGMENTS

The Group’s operating model comprises of two distinct businesses, Energy and Chemicals. The Energy business manages the marketing and sales of all fuel, coal, gas and oil products in Southern Africa. The Chemicals business includes the marketing and sales of all chemical products in Africa, America and Eurasia. The operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol is the President and Chief Executive Officer. The Energy business reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market. The Chemicals business reportable segments are differentiated by the regions in which they operate. The Group has six main reportable segments that reflect the structure used by the President and Chief Executive Officer to make key operating decisions and assess performance. The Group evaluates the performance of its reportable segments based on earnings before interest and tax (EBIT).

Energy business

The Energy business operates integrated value chains with feedstock sourced from the Mining and Gas operating segments and processed at our operations in Secunda, Sasolburg and National Petroleum Refiners of South Africa (Pty) Ltd (Natref). There are also associated assets outside South Africa which include the Pande-Temane Petroleum Production Agreement in Mozambique and ORYX GTL (gas to liquids) in Qatar.

MINING

Mining is responsible for securing coal feedstock for the Southern African value chain, mainly for gasification, but also to generate electricity and steam. Coal is sold for gasification and utility purposes to Secunda Operations (SO), for utility purposes to Sasolburg Operations and to third parties in the export market. Coal is supplied to SO on arms-length terms and to Sasolburg Operations based on a long-term supply contract with inflation linked escalation. The price of export coal is based on the Free on Board Richards Bay index.

The date of delivery related to Mining is determined in accordance with the contractual agreements entered into with customers. These are summarised as follows:

Delivery terms	Control passes to the customer
On delivery	At the point in time when the coal is delivered to the customer.

Free on Board	At the point in time when the coal is loaded onto the vessel at Richards Bay Coal Terminal; the customer is responsible for shipping and handling costs.

GAS

The Gas segment reflects the upstream feedstock, transport of gas through the Republic of Mozambique Pipeline Investments Company (ROMPCO) pipeline, and external natural and methane rich gas sales.

13 Sasol Annual Financial Statements 2024

Mozambican gas is sold under long-term contracts to the Sasol operations and to external customers. Condensate is sold on short-term contracts. In South Africa, gas is sold under long-term contracts at a price determinable from the supply agreements in accordance with the pricing methodology used by the National Energy Regulator of South Africa (NERSA). Analysis of gas and tests of the specifications and content are performed prior to delivery. Turnover from all gas sales is recognised on delivery.

Delivery terms	Control passes to the customer

On-delivery	At the point in time when the:
• Gas reaches the inlet coupling of the customer’s pipeline.
• Condensate is loaded onto the customer’s truck.

These are the points when the customer controls the gas, condensate or oil, or directs the use of it. The customer is responsible for transportation and handling costs in terms of gas, condensate and oil.

FUELS

The Fuels segment comprises the sales and marketing of liquid fuels produced in South Africa. Sasol supplies approximately 40% of South Africa’s domestic fuel needs through retail and wholesale channels. Liquid fuels are blended from fuel components produced by the SO, crude oil refined at Natref, as well as some products purchased from other refiners as well as fuel imports. Liquid fuel products are sold under both short- and long-term agreements for both retail sales and commercial sales, including sales to other oil companies.

Liquid fuel prices are mainly driven by the Basic Fuel Price (BFP). Sales through wholesale is at BFP plus costs such as transportation and storage. For commercial sales and sales to other oil companies, the prices are fixed and determinable according to the specific contract, with periodic price adjustments.

Turnover is recognised as follows:

Delivery terms	Control passes to the customer:

On-delivery	At the point in time when the fuel is delivered onto the rail tank car, road tank truck or into the customer pipeline.
Free Carrier	At the point in time when the goods are unloaded to the port of shipment; Sasol is not responsible for the freight and insurance.
Carriage Paid To

Products: At the point in time when the product is delivered to a specified location or main carrier.

Freight: Over the period of transporting the goods to the customer’s nominated place – where the seller is responsible for freight costs, which are included in the contract.

The Fuels segment also develops, implements and manages the Group’s international business ventures based on Sasol’s proprietary gas-to-liquids (GTL) technology. Sasol holds 49% in ORYX GTL in Qatar.

Chemicals business

Chemical products are grouped into Advanced Materials, Base Chemicals, Essential Care Chemicals and Performance Solutions.

The Chemicals businesses sell the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised in accordance with the related contract terms, at the point at which control transfers to the customer and prices are determinable and collectability is probable.

14 Sasol Annual Financial Statements 2024

The point of delivery is determined in accordance with the contractual agreements entered into with customers which are as follows:

Delivery terms	Control passes to the customer:

Ex-tank sales	At the point in time when products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.

Ex-works	At the point in time when products are loaded into the customer’s vehicle or unloaded at the seller’s premises.

Carriage Paid To (CPT); Cost Insurance Freight (CIF); Carriage and Insurance Paid (CIP); and Cost Freight Railage (CFR)	Products — CPT: At the point in time when the product is delivered to a specified location or main carrier.

Products — CIF, CIP and CFR: At the point in time when the products are loaded into the transport vehicle.

Free on Board	At the point in time when products are loaded into the transport vehicle; the customer is responsible for shipping and handling costs.

Delivered at Place	At the point in time when products are delivered to and signed for by the customer.

Consignment Sales	As and when products are consumed by the customer.

CORPORATE CENTRE

The Corporate Centre includes head office and centralised treasury operations.

15 Sasol Annual Financial Statements 2024

1	Statement of compliance

The consolidated financial statements are prepared in compliance with IFRS Accounting Standards (Accounting Standards) and Interpretations of those standards, as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council and the Companies Act, 2008. The consolidated financial statements were approved for issue by the Board on 20 August 2024 and will be presented to shareholders at the Company’s annual general meeting on 15 November 2024.

Basis of preparation of financial results

The consolidated financial statements are prepared using the historic cost convention except that, certain items, including derivative instruments, financial assets at fair value through profit or loss and financial assets designated at fair value through other comprehensive income, are stated at fair value. The consolidated financial results are presented in rand, which is Sasol Limited’s functional and presentation currency, rounded to the nearest million, unless indicated otherwise.

The consolidated financial statements are prepared on the going concern basis. Based on forecasts and available cash resources, the Group and Company have adequate resources to continue normal operations into the foreseeable future.

Climate change

Climate change is a defining challenge of our time, with impacts threatening our critical ecosystems, habitats and resources. Sasol supports the Paris Agreement and its calls for higher ambition. In 2021, we launched our 2050 Net Zero emissions ambition (“Net Zero”) and Future Sasol strategy, which places us on a trajectory towards a significantly reduced GHG emissions profile. We have plans to deliver significant reductions in scope 1, 2 and 3 (Category 11) emissions by 2030. Future Sasol is premised on producing sustainable fuels and chemicals, using our proprietary technology and expertise, while contributing to a thriving planet, society and enterprise. This will see Sasol transform and decarbonise, in particular our Secunda and Sasolburg Operations as outlined in our roadmaps.

As we progress towards Net Zero by 2050, we have set targets to reduce our absolute scope 1 and 2 emissions by 30% by 2030 for the Sasol Energy and Chemicals Businesses. The Energy Business has a further scope 3 target to reduce Category 11 emissions by 20% by 2030.

Where reasonable and supportable, management has considered the impact of these 2030 targets on a number of key estimates within the financial statements including the estimates of future cash flows used in impairment assessments of non-current assets (refer to note 8), useful lives of property, plant and equipment (refer to note 16), purchase and capital commitments (refer to note 3 and 16), the estimates of future profitability used in our assessment of the recoverability of deferred tax assets (refer to note 11) and the timing and amount of environmental obligations (refer to note 29), and the determination of targets for the Group's long - term incentive plan (refer note 32).

IBOR reform

After the transition away from certain Interbank Offered Rates in foreign jurisdictions (IBOR reform), the reforms to South Africa’s reference interest rate are now accelerating rapidly. The Johannesburg Interbank Average Rate (JIBAR) will be replaced by the new South African Overnight Index Average (ZARONIA). The Group has exposure to the Johannesburg Interbank Average Rate (JIBAR) through certain debt instruments. Refer to note 13. ZARONIA reflects the interest rate at which rand-denominated overnight wholesale funds are obtained by commercial banks. The observation period for the ZARONIA ended on 3 November 2023 and market participants may now use ZARONIA as a reference rate in financial contracts, however, the transition away from JIBAR to ZARONIA is expected to be a multi-year initiative with detailed information regarding the transition roadmap and salient aspects of the transition yet to be communicated. Accordingly, there is uncertainty surrounding the timing and manner in which the transition would occur and how this would affect various financial instruments held by the Group. The Group’s treasury function monitors and manages the transition to alternative rates and evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

16 Sasol Annual Financial Statements 2024

1	Statement of compliance continued

Accounting policies

The accounting policies applied in the preparation of these consolidated financial statements are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2023 except for the retrospective adoption of IFRS 17 ‘Insurance Contracts’. The Group has assessed all material contracts where it has potentially accepted significant insurance risk including cell captive insurance arrangements and issued guarantees. The Group has not identified any material contracts in scope of IFRS 17. The Group will continue to apply the requirements of IFRS 9 ‘Financial Instruments’ to issued financial guarantee contracts.

Amendments to IAS 12 ‘Income Taxes’

Under the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS), Pillar Two introduces a global minimum Effective Tax Rate (ETR) of 15% for multinational groups with consolidated revenue of exceeding €750 million or more in at least two of the last four consecutive financial years. The aim is to ensure that multinational groups pay a minimum level of tax on the income generated in each jurisdiction where they operate. Various jurisdictions around the world have enacted or substantively enacted the Pillar Two legislation. The Group is in scope of the enacted or substantively enacted legislation in certain jurisdictions where it operates, and the legislation will be effective for the Group from 1 January 2024.

An impact assessment of Pillar Two on the Group was performed based on the Group’s FY23 Country-by-Country reporting. The assessment included testing whether the Group qualifies for the safe harbour transitional rules. Based on the assessment performed, most jurisdictions will qualify for the safe harbour transitional rules as they have an effective tax rate of more than 15% and meet other transitional safe harbour rules. The Group has a limited number of jurisdictions where the effective tax rate is less than 15%. The Group does not expect a material exposure to Pillar Two income taxes in the applicable jurisdictions as the cross-border allocation of taxes could be applied under the Controlled Foreign Company (CFC) and GloBE rules.

Based on the assessment performed, the Group’s potential exposure to Pillar Two income taxes is determined to be approximately R28 million as of 30 June 2024, which relate to tax obligations in Ireland and the United Arab Emirates.

The Group applied the amendments to IAS 12 'Income Taxes' which give companies temporary relief from accounting for deferred taxes arising from the implementation of the GloBE rules, including any qualifying domestic minimum top up taxes. The adoption of the amendments resulted in the Group not having to account for any deferred tax impact as a result of the tax reform at 30 June 2024.

Accounting standards, amendments and interpretations issued which are relevant to the Group, but not yet effective

The Group continuously evaluates the impact of new accounting standards, amendments to accounting standards and interpretations. It is expected that where applicable, these standards and amendments will be adopted on each respective effective date as indicated below. The new accounting standards and amendments to accounting standards issued which are relevant to the Group, but not yet effective on 30 June 2024, include:

Amendments to IAS 1 ‘Presentation of Financial Statements’

The amendments provide guidance on the classification of liabilities as current or non-current in the statement of financial position and does not impact the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in place at the end of the reporting period which enable the reporting entity to defer settlement by at least twelve months. The amendments further make it explicit that classification is unaffected by expectations or events after the reporting date. The amendments, which are effective for the Group from 1 July 2024 and which, will be applied retrospectively, are applicable to the net debt to EBITDA covenant on our RCF and term loan. As the Group’s current practice is aligned to the clarification provided by the amendments, the adoption thereof is not expected to significantly impact the Group.

17 Sasol Annual Financial Statements 2024

1	Statement of compliance continued

The amendments also cover how a company classifies a liability that can be settled in its own shares – e.g. convertible debt. When a liability includes a counterparty conversion option that involves a transfer of the company’s own equity instruments, the conversion option is recognised as either equity or a liability separately from the host liability. The amendments now clarify that when a company classifies the host liability as current or non-current, it ignores only those conversion options that are recognised as equity.

The conversion feature contained in the Group’s US$750 million convertible bond was bifurcated and accounted for separately from the host liability as an embedded derivative financial liability. Refer to note 13. This amendment is expected to cause the host liability and embedded derivative liability to be classified as current liabilities retrospectively.

Amendment to IFRS 16 ‘Leases’

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. The amendments are effective for the Group’s annual reporting period beginning on 1 July 2024 and are not expected to materially impact the Group.

Amendment to IFRS 9 and IFRS 7 – ‘Classification and Measurement of Financial Instruments’

These amendments:

●	clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
●	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and
●	make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

The Group is still assessing the impact of these amendments which are effective for the Group’s annual reporting period beginning on 1 July 2026.

IFRS 18 ‘Presentation and Disclosure in Financial Statements’

The new standard on presentation and disclosure in financial statements focusses on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

●	the structure of the statement of profit or loss;
●	required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and
●	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

The Group is still assessing the impact of these amendments which are effective for the Group’s annual reporting period beginning on 1 July 2027.

18 Sasol Annual Financial Statements 2024

1	Statement of compliance continued
1.1	Correction of prior period errors

Comparative financial information is consistent with the audited annual financial statements for the year ended 30 June 2023 except for the revision listed below:

Convertible bond classification

The Company launched and priced an offering of guaranteed senior unsecured convertible bonds in November 2022. The convertible bonds are hybrid financial instruments consisting of a non-derivative host representing the obligation to make interest payments and to deliver cash to the holder on redemption of the bond (the bond component); and a conversion feature which was bifurcated and accounted for as an embedded derivative financial liability. The conversion option is exercisable by the holders at any time before maturity, but the bonds are only convertible into ordinary shares of Sasol subject to the receipt of the requisite approval at a general meeting of the shareholders of the Company. The approval for the convertible bonds to be capable of being convertible into Sasol ordinary shares was obtained on 17 November 2023. The convertible bonds can now be settled in cash, Sasol ordinary shares, or any combination thereof at the election of Sasol. The convertible bonds mature in November 2027 and were accordingly classified as non-current liabilities since the date of issuance. However, before the requisite approval, the conversion rights, if exercised, could be settled only in cash. Accordingly, the convertible bonds should have been classified as current liabilities at 30 June 2023 instead of non-current liabilities. Moreover, it was disclosed that the conversion rights were only exercisable if the Sasol share price reached a predetermined conversion premium. The conversion rights are in fact exercisable at any time.

The Company evaluated the effect of the prior period errors, both quantitatively and qualitatively and concluded to revise its previously reported results and disclosures for the year ended 30 June 2023. In order to assess the impact of the prior period errors, the Company applied the requirements of IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, Practice Statement 2 ‘Making Materiality Judgements’ and the guidance in Securities Exchange Commission Staff Accounting Bulletin (“SAB”) No 99 ‘Materiality’. The revision had no impact on net debt, group debt covenants, earnings, statement of comprehensive income, statement of changes in equity, statement of cash flows and further had no significant impact on the going concern assessment.

As a consequence of the revision, note 13, 15 and 36 have also been updated.

		As reported on		As revised on
		30 June 2023	Revision	30 June 2023
for the year ended 30 June	Note	Rm	Rm	Rm
Statement of financial position
Long–term debt	13	94 304	(11 985)	82 319
Long–term financial liabilities	36	2 235	(1 302)	933
Non-current liabilities		143 554	(13 287)	130 267
Short–term debt	15	31 758	11 985	43 743
Short–term financial liabilities	36	1 162	1 302	2 464
Current liabilities		88 758	13 287	102 045

The convertible bonds are classified as non-current liabilities at 30 June 2024 based on obtaining the requisite shareholder approval for the convertible bonds to be settled in Sasol ordinary shares.

19 Sasol Annual Financial Statements 2024

Earnings generated from operations

20 Sasol Annual Financial Statements 2024

OPERATING AND OTHER ACTIVITIES

2	Turnover

	2024	2023	2022
for the year ended 30 June	Rm	Rm	Rm
Revenue by major product line
Energy business	124 824	128 850	105 998
Coal[1]	3 874	6 386	6 370
Liquid fuels[2]	113 037	115 311	93 044
Gas (methane rich and natural gas) and condensate[3]	7 913	7 153	6 584
Chemicals business	146 937	159 520	160 407
Advanced materials[6]	9 853	9 699	7 249
Base chemicals[6]	46 531	50 663	51 223
Essential care[6]	54 717	63 468	62 989
Performance solutions[6]	35 836	35 690	38 946
Other (Technology, refinery services)[4]	1 270	1 626	2 550
Revenue from contracts with customers	273 031	289 996	268 955
Revenue from other contracts[5]	2 080	(300)	3 791
Total external turnover	275 111	289 696	272 746
1	Derived from Mining segment.
2	Derived from Fuels segment.
3	Derived primarily from Gas segment.
4	Relates primarily to the Gas and Fuels segments.
5

Relates to the Fuels segment and includes franchise rentals, use of fuel tanks, fuel storage and Sasol Oil slate. The 2023 negative slate revenue was due to a reduction in the slate balance of R1,2 billion as a result of an over recovery in the basic fuel price (BFP) charged to customers for the period 1 July 2022 to 30 June 2023.

6	Chemicals business analysis:

Accounting policies:

Revenue from contracts with customers is recognised when the control of goods or services has transferred to the customer through the satisfaction of a performance obligation. Group performance obligations are satisfied at a point in time and over time, however the Group mainly satisfies its performance obligations at a point in time. For further information on revenue recognition, refer to Segment information on pages 9 to 11.

21 Sasol Annual Financial Statements 2024

2	Turnover continued

Revenue recognised reflects the consideration that the Group expects to be entitled to for each distinct performance obligation after deducting indirect taxes, rebates and trade discounts and consists primarily of the sale of fuels, oil, natural gas and chemical products, services rendered, license fees and royalties. The Group allocates revenue based on stand-alone selling prices.

Purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another to facilitate sales to customers are combined and recorded on a net basis when the items exchanged are similar in nature.

Revenue from arrangements that are not considered contracts with customers, mainly pertaining to rate regulated activities, franchise rentals, use of fuel tanks and fuel storage, is presented as revenue from other contracts. Where the Group is subject to rate regulation, it includes in revenue any over or under recoveries relating to goods supplied in the period.

The period between the transfer of the goods and services to the customer and the payment by the customer does not exceed 12 months and the Group does not adjust for time value of money.

3	Materials, energy and consumables used

	2024	2023	2022
for the year ended 30 June	Rm	Rm	Rm
Cost of raw materials	114 889	126 338	100 607
Cost of energy and other consumables used in production process	23 068	25 959	23 392
	137 957	152 297	123 999

Costs relating to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up to the point of sale.

Included in materials, energy and consumables used is carbon taxes of R1,4 billion (2023 - R1,7 billion; 2022 - R1,2 billion). Under the carbon tax regulations, South African companies are able to buy carbon credits from third parties to offset a portion of their carbon tax liability. To this end, Sasol enters into strategic and cost-effective long term agreements with reputable suppliers for credible high-quality carbon offset credits. The ultimate amount of credits acquired will depend on the development of projects under the applicable standards, delivering the credits within the agreed timeframe, and will be subject to audit/verification by an independent party.

Purchase commitments

The Group enters into off-take agreements as part of its normal operations which have minimum volume requirements (i.e. take or pay contracts). These purchase commitments consist primarily of agreements for procuring raw materials such as coal, gas and electricity.

The most significant commitment relates to minimum off-take oxygen supply agreements for Secunda Operations of approximately R211 billion (2023: R219 billion).

●	The Oxygen Train 17 oxygen supply agreement runs to 2037, with an option to renew the contract to 2050. The renewal option is not taken into account in the calculation of the commitments.
●	The Oxygen Trains 1 – 16 arrangement is managed through various agreements, including the Gas Sales Agreement, Utilities Agreement and a suite of other contracts. In terms of the Utilities Agreement, Sasol is contractually bound to buy oxygen and other derivative gasses from Air Liquide annually, while Air Liquide is bound to buy utilities from Sasol for the same amount for 15 years. The ultimate amount of the commitment is dependent on expected future increases in the regulated price of electricity in South Africa and is presented on an undiscounted basis.

22 Sasol Annual Financial Statements 2024

3Materials, energy and consumables used continued

Additionally, Sasol South Africa Limited (SSA), together with Air Liquide Large Industries South Africa Proprietary Limited (ALLISA), signed six Power Purchase Agreements (PPAs) to date, with contractual terms of 20 years each, for the procurement of more than 600 MW of renewable energy from Independent Power Producers. The joint procurement of renewable energy by SSA and ALLISA is primarily aimed at the decarbonisation of the SO site.

Four of the six projects reached financial close during the 2024 financial year. Subject to financial and grid connection approvals, the remaining two projects are expected to reach financial close in the 2025 financial year. Projects are expected to reach commercial operations between 2025 and 2026.

SSA also signed a 20 year PPA with Msenge Emoyeni Wind Farm Proprietary Limited, for the procurement of 69 MW of wind capacity from the Msenge project, located in the Eastern Cape. The project reached financial close in March 2023, and commercial operation is targeted for financial year 2025.

Furthermore, Sasol is party to long-term gas purchase agreements of approximately R32 billion (2023: R38 billion) which commits Sasol Gas (Pty) Ltd (Sasol Gas) to purchase a minimum quantity of gas until 2034.

Contractual purchase commitments are taken into account in testing the recoverability of the carrying amounts of property, plant and equipment. At 30 June 2024 and 30 June 2023, there were no onerous contracts relating to these off-take commitments.

4	Employee-related expenditure

		2024	2023	2022
for the year ended 30 June	Note	Rm	Rm	Rm
Analysis of employee costs
Labour		35 579	33 655	32 141
salaries, wages and other employee-related expenditure		33 255	31 415	30 068
post-retirement benefits	31	2 324	2 240	2 073
Share-based payment expenses		986	1 033	1 139
equity-settled	32	986	1 033	1 164
cash-settled		—	—	(25)
Total employee-related expenditure		36 565	34 688	33 280
Costs capitalised to projects		(1 100)	(1 144)	(825)
Per income statement		35 465	33 544	32 455

The total number of permanent and non-permanent employees, in approved positions, including the Group’s share of employees within joint operation entities and excluding contractors, joint ventures’ and associates’ employees, is analysed below:

	2024	2023	2022
for the year ended 30 June	Number	Number	Number
Permanent employees	27 678	28 657	28 279
Non-permanent employees	463	416	351
	28 141	29 073	28 630

23 Sasol Annual Financial Statements 2024

5	Other expenses and income

	2024	2023	2022
for the year ended 30 June	Rm	Rm	Rm
Includes:
Derivative (gains)/losses[1]	(2 364)	(3 287)	18 325
Translation losses/(gains)	839	(2 728)	(693)
Trade and other receivables	485	(1 436)	(456)
Trade and other payables	241	171	(147)
Foreign currency loans	263	161	785
Other[2]	(150)	(1 624)	(875)
Exploration expenditure and feasibility costs	422	751	366
Professional fees	2 076	2 455	1 916
Expected credit losses raised/(reversed)	189	234	(39)
1	Relates mainly to the Group’s hedging activities and embedded derivatives. Refer to note 36.
2	Other translation gains includes translation of intergroup treasury balances.

Research and development expenditure amounting to R1 513 million (2023: R1 388 million; 2022: R1 160 million) was expensed and is included in Employee-related expenditure, Depreciation and amortisation and Other expenses and income in the Income statement.

24 Sasol Annual Financial Statements 2024

6	Net finance costs

		2024	2023	2022
for the year ended 30 June	Note	Rm	Rm	Rm
Finance income
Notional interest		—	—	29
Interest received on		3 226	2 253	991
other long-term investments		63	58	49
loans and receivables		143	89	141
cash and cash equivalents		3 020	2 106	801
Per income statement		3 226	2 253	1 020
Less: notional interest		—	—	(29)
Less: interest received on tax		(15)	(11)	(5)
Per the statement of cash flows		3 211	2 242	986
Finance costs
Debt		8 952	7 408	5 419
debt		8 952	7 408	5 066
interest rate swap – net settlements		—	—	353
Interest on lease liabilities		1 557	1 451	1 357
Other		203	146	95
		10 712	9 005	6 871
Amortisation of loan costs	13	161	212	132
Notional interest		1 198	1 116	633
Total finance costs		12 071	10 333	7 636
Amounts capitalised to assets under construction, a class of property, plant and equipment	16	(1 644)	(1 074)	(740)
Per income statement		10 427	9 259	6 896
Total finance costs before amortisation of loan costs and notional interest		10 712	9 005	6 871
Add: modification gain		—	—	74
Add: amortisation of modification gain		—	194	—
Less: unwinding of loan costs[1]		—	(144)	—
Less: interest accrued on long-term debt, lease liabilities and short-term debt		(2 071)	(1 966)	(1 463)
Less: interest raised on tax payable		(3)	(6)	(4)
Per the statement of cash flows		8 638	7 083	5 478
1	RCF loan costs expensed in 2023 upon refinancing of banking facilities.

25 Sasol Annual Financial Statements 2024

7	(Loss)/earnings and dividends per share

	2024	2023	2022
for the year ended 30 June	Rand	Rand	Rand
Attributable to owners of Sasol Limited
Basic (loss)/earnings per share	(69,94)	14,00	62,34
Headline earnings per share	18,19	53,75	47,58
Diluted (loss)/earnings per share	(69,94)	13,02	61,36
Diluted headline earnings per share	16,73	50,76	46,83
Dividends per share	2,00	17,00	14,70
interim	2,00	7,00	—
final*	—	10,00	14,70
*	Declared subsequent to 30 June and presented for information purposes only.

Basic earnings per share (EPS) and headline earnings per share (HEPS)

EPS is derived by dividing earnings attributable to owners of Sasol Limited by the weighted average number of shares outstanding during the period. HEPS is derived by dividing the headline earnings attributable to the owners of Sasol Limited by the weighted average number of shares outstanding during the period.

Diluted earnings per share (DEPS) and diluted headline earnings per share (DHEPS)

DEPS and DHEPS are calculated by dividing the diluted earnings and diluted headline earnings attributable to owners of Sasol Limited by the diluted number of Sasol ordinary shares and Sasol BEE ordinary shares in issue during the year. DEPS and DHEPS are calculated considering the potentially dilutive ordinary shares that could be issued as a result of share options granted to employees under the Sasol Long-term Incentive (LTI) and Sasol Khanyisa Tier 2 plans (refer to note 32) and as a result of the potential conversion of the US$750 million Convertible Bond (refer to note 13).

The Sasol Khanyisa Tier 2 and Khanyisa Public are anti-dilutive for DEPS and DHEPS in all years presented.

		2024	2023	2022
for the year ended 30 June	Note	Rm	Rm	Rm
(Loss)/earnings and headline earnings
(Loss)/earnings attributable to owners of Sasol Limited		(44 271)	8 799	38 956
Total remeasurement items for the Group, net of tax	8	55 784	24 978	(9 221)
Headline earnings attributable to owners of Sasol Limited		11 513	33 777	29 735

	Number of shares
	2024	2023	2022
for the year ended 30 June	million	million	million
Basic weighted average number of shares
Issued shares	648,5	640,7	635,7
Effect of treasury shares held	(13,1)	(10,4)	(10,2)
Effect of weighting of the long-term incentive scheme shares vested during the year	(2,4)	(1,9)	(0,5)
Effect of Sasol Khanyisa Tier 2 options exercised	—	—	(0,1)
Basic weighted average number of shares for EPS and HEPS	633,0	628,4	624,9

26 Sasol Annual Financial Statements 2024

7	Earnings and dividends per share continued

	2024	2023	2022
for the year ended 30 June	Rm	Rm	Rm
Diluted (loss)/earnings
(Loss)/earnings attributable to owners of Sasol Limited	(44 271)	8 799	38 956
Impact of convertible bonds*	(136)	(179)	—
Diluted (loss)/earnings attributable to owners of Sasol Limited	(44 407)	8 620	38 956
*

Due to the net loss attributable to shareholders in 2024, the impact of including the potential dilutive effect of the share options attributable to the convertible bonds had an anti-dilutive effect on the loss per share and were therefore not taken into account in the current year calculation of DEPS.

	2024	2023	2022
for the year ended 30 June	Rm	Rm	Rm
Diluted headline earnings
Headline earnings attributable to owners of Sasol Limited	11 513	33 777	29 735
Impact of convertible bonds	(136)	(179)	—
Diluted headline earnings attributable to owners of Sasol Limited	11 377	33 598	29 735

	Number of shares
	2024	2023	2022
for the year ended 30 June	million	million	million
Diluted weighted average number of shares
Weighted average number of shares	633,0	628,4	624,9
Potential dilutive effect of convertible bonds*	39,9	24,2	—
Potential dilutive effect of long-term incentive scheme*	7,0	9,3	9,9
Potential dilutive effect of Sasol Khanyisa Tier 1	—	—	0,1
Diluted weighted average number of shares for DEPS and DHEPS	679,9	661,9	634,9
*

Due to the net loss attributable to shareholders in 2024, the impact of including the potential dilutive effect of the share options attributable to the convertible bonds and the long-term incentive scheme had an anti-dilutive effect on the loss per share and were therefore not taken into account in the current year calculation of DEPS.

27 Sasol Annual Financial Statements 2024

8	Remeasurement items affecting operating profit

		2024	2023	2022
for the year ended 30 June	Note	Rm	Rm	Rm
Effect of remeasurement items for subsidiaries and joint operations
Impairment of assets		76 035	37 298	77
property, plant and equipment	16	75 112	36 496	70
right of use assets	14	166	546	6
other intangible assets and goodwill		757	256	1
Reversal of impairment of assets		(1 149)	(3 649)	(1 520)
property, plant and equipment	16	(1 149)	(3 649)	(1 505)
right of use assets	14	—	—	(15)
Loss/(profit) on		480	(650)	(8 460)
disposal of property, plant and equipment		(127)	(500)	(67)
disposal of other intangible assets		—	3	2
disposal of other assets		(8)	—	—
disposal of businesses		(150)	(516)	(11 850)
scrapping of property, plant and equipment		765	363	3 366
sale and leaseback transactions		—	—	89
Write-off of unsuccessful exploration wells		48	899	—
Remeasurement items per income statement		75 414	33 898	(9 903)
Tax impact		(18 361)	(8 951)	702
impairment of assets		(18 157)	(9 831)	(2)
reversal of impairment of assets		—	854	421
(loss)/profit on disposals, scrapping and sale and leaseback transactions		(204)	26	283
Non-controlling interest effect[1]		(1 262)	8	(20)
Effect of remeasurement items for equity accounted investments		(7)	23	—
Total remeasurement items for the Group, net of tax		55 784	24 978	(9 221)
1

In the prior year, the impairment charge relating to the Secunda liquid fuels refinery was attributed solely to owners of the Company. Certain of the assets that were impaired belong to subsidiaries in which minority groups hold non-controlling interests and consequently R1 billion of the impairment should have been allocated to the earnings attributable to non-controlling interest in subsidiaries. The error was corrected in the current period by reallocating an impairment charge of R1 billion from earnings attributable to owners of the Company to earnings attributable to non-controlling interest. This is not considered material to either the prior or current period financial statements.

Impairment/reversal of impairments

The group’s non-financial assets, other than inventories and deferred tax assets, are assessed for impairment indicators, as well as reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable or previous impairment should be reversed. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs. At 30 June 2024, the Group's net asset value exceeding its market capitalisation was identified as an impairment indicator and consequently all of the Group's cash generating units (CGUs) and equity-accounted investments were tested for impairment. Other than the CGUs specifically mentioned, all of the Group's remaining CGUs have adequate headroom and reasonable changes in assumptions applied would not result in any impairment.

28 Sasol Annual Financial Statements 2024

8	Remeasurement items affecting operating profit continued

Impairment calculations

The recoverable amount of the assets reviewed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use calculations. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the recoverable amount. Future cash flows are estimated based on approved financial budgets covering a five year period and extrapolated over the useful life of the assets to reflect the long term plans for the Group using the estimated growth rate for the specific business or project. Where reliable cash flow projections are available for a period longer than five years, those budgeted cash flows are used in the impairment calculation. The estimated future cash flows and discount rate are post-tax, based on the assessment of current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same results as discount pre-tax cash flows at a pre-tax discount rate, assuming there are no significant temporary tax differences.

Main macro-economic assumptions used for impairment calculations

		2024	2023	2022
Long-term average crude oil price (Brent)*	US$/bbl	83,06	88,02	93,24
Long-term average ethane price*	US$c/gal	39,55	42,33	43,15
Long-term linear low density polyethylene (LLDPE)*	US$/ton	1 091,00	1 247,00	1 179,00
Long-term average Southern African gas purchase price (real)*	US$/Gj	10,51	10,93	8,94
Long-term average refining margin*	US$/bbl	8,11	12,34	12,23
Long-term average exchange rate*	Rand/US$	17,64	17,40	15,95
*

Assumptions are provided on a long-term average basis in nominal terms unless indicated otherwise. The oil, LLDPE price and exchange rate assumptions are calculated based on a five year period, while the ethane price is based on a ten year period. The refining margin is calculated until 2034, linked to the Sasolburg refinery’s useful life. The Southern African gas purchase price is calculated from 2030 until 2050 being the point at which gas from the existing gas fields in Mozambique are fully utilised and is linked to the South African integrated value chain’s useful life. The gas price is based on current observable market prices and is not comparable to the production cost of our own field development.

			United
		South	States of
		Africa	America	Europe
		%	%	%
Growth rate — long-term Producer Price Index	2024	5,50	2,00			2,00
Weighted average cost of capital*	2024	15,00	9,40	9,40	–	10,50
Growth rate — long-term Producer Price Index	2023	5,50	2,00			2,00
Weighted average cost of capital*	2023	15,20	9,07	9,07	–	10,68
Growth rate — long-term Producer Price Index	2022	5,50	2,00			2,00
Weighted average cost of capital*	2022	14,41	8,13	8,13	–	9,57
*	Calculated using spot market factors on 30 June.

29 Sasol Annual Financial Statements 2024

8	Remeasurement items affecting operating profit continued

Impairment and (reversal of impairment) of assets

	Property,		Other
	plant and	Right of	intangible
	equipment	use assets	assets	Total
	2024	2024	2024	2024
Segment and Cash-generating unit (CGU)	Rm	Rm	Rm	Rm
Fuels segment
Secunda liquid fuels refinery	7 782	5	16	7 803
Sasolburg liquid fuels refinery	637	—	—	637
Gas
Production Sharing Agreement (PSA)	(1 143)	—	—	(1 143)
Chemicals Africa
Polyethylene	4 110	—	—	4 110
Chlor-Alkali and PVC	645	—	—	645
Wax	399	72	53	524
Chemicals America
Ethane value chain (Alc/Alu/EO/EG)	58 583	—	359	58 942
Chemicals Eurasia
Sasol Italy Essential Care Chemicals (ECC)	1 836	80	121	2 037
Other (net)[1]	1 114	9	208	1 331
	73 963	166	757	74 886

1 Relates largely to the Chemicals America and Energy segments.

Description of impairment and sensitivity to changes in assumptions:

Key sources of estimation uncertainty include discount rates and cash flow forecasts which are impacted by commodity prices, exchange rates, carbon tax (and related allowances) and chemical prices. Management has considered the sensitivity of the recoverable amount calculations to these key assumptions and these sensitivities have been taken into consideration in determining the required impairments and reversals of impairments in the current period.

Secunda liquid fuels refinery

The liquid fuels component of the Secunda refinery was fully impaired at 30 June 2023 as described below. At 31 December 2023 and 30 June 2024, the recoverable amount of the refinery was further negatively impacted after updating feedstock and macroeconomic price assumptions including lower Brent crude prices and product differentials, resulting in the full amount of costs capitalised during the period to be impaired.

Optimisation of the ERR is ongoing and there are a number of technology and feedstock solutions being evaluated to partially recover volumes, however the maturity thereof needs to be progressed before it can be incorporated in the impairment calculation. Management considered multiple cash flow scenarios in quantifying the recoverable amount of the CGU which is highly sensitive to changes in Brent crude prices, the rand/US$ exchange rate and production volumes. A 10% increase in the price of Brent crude and a R1 weakening in the rand/US$ exchange rate will have a positive impact on the recoverable amount of R24,7 billion and R14,5 billion respectively. Increasing volumes beyond 2030 to 7,2 mt/a improves the recoverable amount by approximately R10,8 billion. An opposite movement in the applied assumptions would result in an approximate equal and opposite movement in the recoverable amount.

30 Sasol Annual Financial Statements 2024

8	Remeasurement items affecting operating profit continued

Sasolburg liquid fuels refinery

The Sasolburg liquid fuels refinery was further impaired and is fully impaired, mainly as a result of the decrease in refining margins.

Polyethylene

Following a partial impairment of R546 million at 31 December 2023, the Polyethylene CGU was further impaired at 30 June 2024 by R3,6 billion mainly due to lower selling prices associated with over supply and reduced demand in the global market. The recoverable amount of the CGU is R5,2 billion at 30 June 2024. A weakening in the US$/Rand exchange rate outlook of 12% or an increase of almost 7% in the US$ sales prices would increase the recoverable amount of the CGU by the value of the latest impairment booked. An opposite movement in the applied assumptions would result in an approximate equal and opposite movement in the recoverable amount.

Chlor-Alkali and PVC

The CGU remains fully impaired after being impacted negatively by lower selling prices associated with reduced market demand, resulting in the full amount of capitalised costs at 31 December 2023 to be impaired. An updated impairment assessment performed at 30 June 2024 did not indicate any further impairments on the CGU.

Wax

The CGU remains fully impaired, resulting in the full amount of costs capitalised during the period to be impaired.

Ethane value chain (Alc/Alu/EO/EG)

The impairment was driven mainly by the decrease in Ethylene over Ethane margin assumptions and the impact thereof on the downstream ethane value chain (Alcohols, Alumina, Ethylene Oxide, Ethylene Glycols and associated shared assets), in both the short and long term, in addition to the impact of the increase in the WACC rate. Ethylene/ethane margins are lower than previously anticipated since the Ethylene price outlook declined more than the Ethane price outlook. Ethylene prices are lower due to a combination of weak supply/demand fundamentals as well as lower feedstock costs. The expected demand recovery is slower than previously anticipated, and amid the prevailing oversupply, is expected to keep prices and margins lower for longer. The recoverable amount of the CGU is R47,6 billion at 30 June 2024. A 2% increase in the assumed margin or 0,5% decrease in WACC would increase the recoverable amount by R2,7 billion or R3,2 billion respectively. An opposite movement in the applied assumptions would result in an approximate equal and opposite movement in the recoverable amount.

Various options are being evaluated to improve the business results of the International Chemicals business, starting with a reset of the business strategy. The reset has a number of focal points, starting with optimising our business as well as a revision of our go to market model followed by further business improvements including options based on adjusting the current asset and/or value chain footprint.

Sasol Italy Essential Care Chemicals (ECC)

The impairment resulted from an increase in WACC rate as well as lower forecasted sales margins, especially in the short-term due to slower recovery of demand. The recoverable amount of the CGU is R6,5 billion at 30 June 2024. An increase in the unit margin or sales volumes of around 5% would eliminate the deficit in the CGU's recoverable amount.

Production Sharing Agreement (PSA)

At 30 June 2018 an impairment of R1,1 billion was recognised in respect of the PSA asset mainly due to lower sales volumes and weaker long-term macroeconomic assumptions at the time. The asset reached beneficial operation (BO) on the Initial Gas Facility (IGF) with production commencing on 7 May 2024. This enabled excess gas production earlier than initially expected. In addition, increases in both liquid product volumes as well as gas sales prices resulted in the full impairment to be reversed at 30 June 2024. The recoverable amount of the CGU is R20,8 billion at 30 June 2024.

31 Sasol Annual Financial Statements 2024

8	Remeasurement items affecting operating profit continued

Significant impairment and (reversal of impairment) of assets in prior periods

Segment and Cash-generating unit		2023
(CGU)	Description	Rm
Fuels segment
Secunda liquid fuels refinery

The liquid fuels component of the Secunda refinery was fully impaired at 30 June 2023 mainly as a result of the Group's Emission Reduction Roadmap (ERR) to achieve a 30% reduction in greenhouse gas (GHG) emissions by 2030 and comply with the requirements of the National Environmental Management: Air Quality Act, 39 of 2004. The ERR involves the turning down of boilers, implementing energy efficiency projects, reducing coal usage and integrating 1 200 MW of renewable energy into our operations by 2030. With no significant additional gas, which is affordable, to restore volumes back to historic levels, the ERR assumes lower production volumes of 6,7 mt/a post 2030. The increasing cost of coal, capital investment to implement the ERR and cost of compliance were also included in the impairment calculation.

		35 316
Chemicals Africa
Wax	The full impairment on the Wax CGU in Southern Africa was driven by higher cost to procure gas and lower sales volumes and prices due to an increasingly challenging market environment. A WACC rate of 14,66% was applied in estimating the recoverable amount of the CGU.	932
Chemicals Eurasia
China Essential Care Chemicals (ECC)	The full impairment on the CGU was driven by a combination of lower unit margins and higher costs resulting from the prolonged impact of COVID-19 on China's economy. A WACC rate of 9,21% was applied in estimating the recoverable amount of the CGU.	876
Chemicals America
Tetramerization

The Tetramerization CGU was impaired in 2019. At 31 December 2022, a sustained improvement in plant reliability resulted in increased volumes available for sale while longer-term contracts signed with several customers improved the overall profitability of the cash-generating unit. A WACC rate of 8,33% was applied in estimating the recoverable amount of the CGU.

		(3 645)
Other (net)		170
		33 649

32 Sasol Annual Financial Statements 2024

8	Remeasurement items affecting operating profit continued

Segment and Cash-generating unit		2022
(CGU)	Description	Rm
Chemicals Africa
Chemical Work-up & Heavy Alcohols

The CGU recognised impairments of R1,7 billion during 2020 largely due to the reduced-price outlook as a result of the low oil price environment and the COVID-19 pandemic. A higher price outlook on the back of a sustained increase in demand for alcohols into the personal hygiene market during and post the COVID-19 pandemic, resulted in the reversal of impairment at 31 December 2021.

		(1 396)
Other (net)		(47)
		(1 443)

Areas of judgement:

Determination as to whether, and by how much, an asset, CGU, or group of CGUs is impaired, or whether previous impairment should be reversed, involves management estimates on highly uncertain matters such as the effects of inflation on operating expenses, discount rates, capital expenditure, carbon tax and related allowances, production profiles and future commodity prices, including the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas and refined products. Judgement is also required when determining the appropriate grouping of assets into a CGU or the appropriate grouping of CGUs for impairment testing purposes.

The future cash flows were determined using the assumptions included in the latest budget as approved by the Board. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

When determining value in use, management also applies judgement when assessing whether future capital projects to achieve sustainability and decarbonisation targets are deemed to maintain the same level of economic benefits or whether they enhance the asset’s performance. Generally, the costs incurred relating to the Group’s ERR are considered costs to maintain the current level of economic benefits. Costs incurred to enhance the asset’s performance are not considered in the value in use calculations.

The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index.

The weighted average cost of capital rate (WACC) is derived from a pricing model. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating future cash flows and defining of CGUs. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

As a significant emitter of GHG emissions, South Africa made commitments under the Paris Agreement to further reduce GHG emissions and to contribute to global efforts to limit global warming to well below 2°c above pre-industrial levels and to pursue efforts to achieve the 1,5°c temperature goal. The Group is targeting a 30% reduction in GHG emissions by 2030 which will pave the way to a Net Zero ambition by 2050. Where reasonable, supportable and permissible under the applicable Accounting Standards, management has included the costs and capital from these initiatives in its cash flow forecasts.

33 Sasol Annual Financial Statements 2024

8Remeasurement items affecting operating profit continued

In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019. Phase 1 of the Carbon Tax has been extended by three years to 31 December 2025. The South African government has published tax rates up to FY30. Significant industry-specific tax-free emissions allowances ranging from 60% to 95% are currently in place to provide current emitters time to transition their operations to cleaner technologies through investments in energy efficiency, renewables, and other low-carbon measures. Details on the scope of Phase 2 and 3 have not yet been finalised. Management has included its best estimate of any expected applicable carbon taxes payable by the Group.

National Treasury has been consulting with respect to the implementation of the Climate Change Bill which proposes a carbon tax penalty of R640 per ton of CO₂ payable for emissions exceeding carbon budgets. The Climate Change Bill was signed into law by President Cyril Ramaphosa on 18 July 2024 and published as the Climate Change Act, 2022 (Act) on 23 July 2024. However, in terms of section 35 of the Act, it will only come into operation on a date fixed by the President by proclamation in the Government Gazette. A penalty is included in the impairment assessment to the extent that the Group expects to exceed its estimated carbon budget. This assumption will be monitored and updated when the Carbon budget process and relevant legislation is effective.

Climate change and the transition to a low carbon economy are also likely to impact the future prices of commodities such as oil and natural gas which in turn may affect the recoverable amount of the Group’s property, plant and equipment and other non-current assets. Management has updated its best estimate of oil price assumptions used in determining the recoverable amounts of its CGUs in June 2024. The revised estimates reflect lower real oil price in the longer term as demand is expected to decrease as the transition to a low carbon economy progresses. The revised assumptions are based on the average June 2024 views obtained from two independent consultancies that reflect their views on market development. The energy transition may impact demand for certain refined products in the future.

Management will continue to review price assumptions as the energy transition progresses and this may result in impairment charges or reversals in the future.

Accounting policies:

Remeasurement items are amounts recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of non-current assets or liabilities that are less closely aligned to the normal operating or trading activities of the Group such as the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and equity accounted investments, and scrapping of assets.

The Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

The recoverable amount of an asset or cash generating unit is defined as the amount that reflects the greater of the fair value less costs of disposal and value-in-use that can be attributed to an asset as a result of its ongoing use by the entity. Value-in-use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and are adjusted where applicable to take into account any specific risks relating to the country where the asset or cash-generating unit is located. The rate applied in each country is reassessed each year. The recoverable amount may be adjusted to take into account recent market transactions for a similar asset.

Some assets are an integral part of the value chain but are not capable of generating independent cash flows because there is no active market for the product streams produced from these assets, or the market does not have the ability to absorb the product streams produced from these assets or it is not practically possible to access the market due to infrastructure constraints that would be costly to construct. Product streams produced by these assets form an input into another process and accordingly do not have an active market. These assets are classified as corporate assets in terms of IAS 36 when their output supports the production of multiple product streams that are ultimately sold into an active market.

34 Sasol Annual Financial Statements 2024

8Remeasurement items affecting operating profit continued

The Group’s corporate assets are allocated to the relevant cash-generating unit based on a cost or volume contribution metric. Costs incurred by the corporate asset are allocated to the appropriate cash generating unit at cost. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

In Southern Africa, the coal value chain starts with feedstock mined in Secunda and Sasolburg and continues along the integrated processes of the operating business units, ultimately resulting in fuels and chemicals-based product lines. Similarly, the gas value chain starts with the feedstock obtained in Mozambique and continues along the conversion processes in Secunda and Sasolburg, ultimately resulting in fuels and chemicals-based product lines.

The groups of assets which support the different product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In the US, the ethylene value chain results in various chemicals-based product lines, sold into active markets. The assets which support the different chemicals-based product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In Europe, the identification of separate cash-generating units is based on the various product streams that have the ability to be sold into active markets by the European business units.

Certain products are sometimes produced incidentally from the main conversion processes and can be sold into active markets. When this is the case, the assets that are directly attributable to the production of these products, are classified as separate cash-generating units. The cost of conversion of these products is compared against the revenue when assessing the asset for impairment.

Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets carrying amount exceeds their recoverable amount.

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss, including any FCTR reclassified, is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost. Any gain or loss on disposal will comprise that attributed to the portion disposed of and the remeasurement of the portion retained.

35 Sasol Annual Financial Statements 2024

Taxation

9	Taxation

		2024	2023	2022
for the year ended 30 June	Note	Rm	Rm	Rm
South African normal tax		8 128	10 271	13 399
current year[1]		8 212	10 671	13 303
prior years[2]		(84)	(400)	96
Dividend withholding tax		—	—	(24)
Foreign tax		2 028	2 654	2 856
current year		2 045	2 507	2 737
prior years		(17)	147	119

Income tax	10	10 156	12 925	16 231
Deferred tax – South Africa	11	709	(4 721)	(2 535)
current year[3]		570	(5 687)	(2 356)
prior years[4]		139	966	(108)
reduction in corporate tax rate[5]		—	—	(71)

Deferred tax – foreign	11	(1 126)	(3 023)	173
current year[6]		(1 031)	(2 845)	(132)
prior years		(102)	(172)	306
tax rate change		7	(6)	(1)
		9 739	5 181	13 869
1	The decrease in 2024 mainly relates to decrease in taxable profits in SSA.
2	2023 mainly relates to Section 12L allowances, as well as differences in provisions.
3	The 2023 amount mainly relates to Synref impairment recognised. The decrease in 2022 relates to the recognition of a deferred tax asset relating to derivative losses in Sasol Financing International Limited.
4	The 2023 amount is impacted by a translation difference of R845 million arising from exchange rates applied by the South African Revenue Service (SARS) at the date of assessment.
5	On 23 February 2022, a decrease in the South African corporate tax rate from 28% to 27% was announced, effective from 1 July 2022.
6	The decrease in the current year relates mainly to the reversal of a deferred tax asset of R15,3 billion previously recognised on tax losses, partially offset by the impact of current year impairments of R13,6 billion and tax loss mainly in the US.

Uncertain tax positions

Sasol companies are involved in tax litigation and tax disputes with various tax authorities in the normal course of business. A detailed assessment is performed regularly on each matter and a provision is recognised where appropriate. Although the outcome of these claims and disputes cannot be predicted with certainty, Sasol believes that open engagement and transparency will enable appropriate resolution thereof.

Sasol Financing International (SFI)/South African Revenue Services (SARS)

As reported previously, SARS conducted an audit over a number of years on SFI, which performs an offshore treasury function for Sasol. The audit culminated in the issue by SARS of revised tax assessments, based on the interpretation of the place of effective management of SFI. A contingent liability of R2,87 billion (including interest and penalties) is reported in respect of this matter as at 30 June 2024.

36 Sasol Annual Financial Statements 2024

9	Taxation continued

SARS dismissed Sasol’s objection to the revised assessments and Sasol appealed this decision to the Tax Court. In parallel Sasol launched a review application in respect of certain elements of the revised assessments in respect of which the Tax Court does not have jurisdiction. Sasol also brought a review application against the SARS decision to register SFI as a South African taxpayer. SFI and SARS have agreed that the Tax Court related processes will be held in abeyance, pending the outcome of the judicial review applications. The two review applications were heard in the High Court on 16 and 17 November 2022. On 1 August 2023, the High Court handed down its decision dismissing both the SFI review applications. SFI filed an application for leave to appeal the High Court decision and a hearing date for this application will be set in due course. The review applications relate to the challenge by SFI of certain administrative decisions of SARS and the High Court decision does not directly affect the merits of the substantive dispute before the Tax Court, which remains in abeyance while the appeal of the review applications continues.

	2024	2023	2022
	%	%	%
Reconciliation of effective tax rate

The table below shows the difference between the South African enacted tax rate compared to the effective tax rate in the income statement. Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

South African normal tax rate	27,0	27,0	28,0
(Decrease)/increase in rate of tax due to:
disallowed expenditure[1]	(2,3)	6,1	1,1
disallowed share-based payment expenses	(0,1)	0,2	0,1
different tax rates[2]	(7,9)	3,1	0,5
tax losses not recognised[3]	(49,6)	4,8	0,8
translation differences[4]	—	4,3	—
capital gains and losses[5]	—	—	1,6
prior year adjustments	—	—	0,7
other adjustments	—	2,1	0,3
Increase/(decrease) in rate of tax due to:
exempt income[7]	0,2	(2,7)	(5,9)
share of profits of equity accounted investments [8]	1,4	(4,9)	(1,6)
utilisation of tax losses	0,8	(0,7)	(0,1)
investment incentive allowances	0,2	(1,3)	(0,1)
translation differences	0,4	—	(0,3)
capital gains and losses	—	(0,2)	—
change in South African corporate income tax rate	—	—	(0,1)
prior year adjustments[9]	—	(2,1)	—
other adjustments[6]	1,7	—	—
Effective tax rate	(28,2)	35,7	25,0
1	Includes non-deductible expenses incurred not deemed to be in the production of taxable income mainly relating to non-productive interest, project costs and goodwill impaired during the year.
2	Mainly relates to the lower tax rate in the US (23%) and the higher tax rate for Sasol Petroleum Temane Limitada in Mozambique (32%) on higher taxable income.
3	Relates mainly to the partial write-down of deferred tax asset previously recognised on tax losses in the US as it is no longer considered probable that sufficient future taxable income will be available in the foreseeable future to fully utilise these losses.
4	2023 impacted by a translation difference of R845 million arising from exchange rates applied by SARS at the date of the 2022 assessment.

37 Sasol Annual Financial Statements 2024

9	Taxation continued
5	2022 capital gains tax payable in South Africa and Mozambique on the disposal of 30% of our equity interest in the ROMPCO pipeline.
6	Included in the current year is the impact of the reversal of the 2018 impairment in Sasol Petroleum Temane Limited.
7	2023 mainly related to Italian tax credit for energy and gas consuming companies and FCTR reclassified on the liquidation of businesses. 2022 related to the FCTR reclassified on the disposal of the Canadian and Wax businesses and the profit on disposal of the ROMPCO pipeline.
8	Change from 2023 to 2024 mainly relates to lower profits from ORYX GTL Limited due to lower plant utilisation rates.
9	2023 relates mainly to tax return adjustments on provisions.

10	Tax paid

		2024	2023	2022
for the year ended 30 June	Note	Rm	Rm	Rm
Net amounts payable/(receivable) at beginning of year		1 465	2 410	(307)
Net interest and penalties on tax		(12)	(5)	(1)
Income tax per income statement	9	10 156	12 925	16 231
Reclassification to held for sale		—	—	34
Foreign exchange differences recognised in income statement		(10)	104	25
Translation of foreign operations		(15)	(17)	(41)
		11 584	15 417	15 941
Net tax payable per statement of financial position		(652)	(1 465)	(2 410)
tax payable		(1 108)	(1 876)	(3 142)
tax receivable		456	411	732

Per the statement of cash flows		10 932	13 952	13 531
Comprising
Normal tax
South Africa		7 939	11 500	11 739
Foreign		2 993	2 452	1 860
Dividend withholding tax		—	—	(68)
		10 932	13 952	13 531

38 Sasol Annual Financial Statements 2024

11	Deferred tax

		2024	2023
for the year ended 30 June	Note	Rm	Rm
Reconciliation
Balance at beginning of year		(32 422)	(20 649)
Current year charge		(292)	(7 624)
per the income statement	9	(417)	(7 744)
per the statement of comprehensive income		125	120
Foreign exchange differences recognised in income statement		26	(19)
Translation of foreign operations		700	(4 130)
Balance at end of year		(31 988)	(32 422)

Comprising
Deferred tax assets		(37 193)	(37 716)
Deferred tax liabilities		5 205	5 294
		(31 988)	(32 422)

Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities. We anticipate sufficient taxable profits to be generated in future to recover the deferred tax asset against. These US and SA tax losses do not expire.

	2024	2023
for the year ended 30 June	Rm	Rm
Attributable to the following tax jurisdictions
South Africa	(4 193)	(5 054)
United States of America	(25 608)	(27 973)
Germany	964	1 059
Mozambique	(1 567)	(679)
Other	(1 584)	225
	(31 988)	(32 422)
Deferred tax is attributable to temporary differences on the following:
Net deferred tax assets:
Property, plant and equipment	14 768	25 974
Right of use assets	1 677	1 697
Short- and long-term provisions	(4 284)	(4 566)
Calculated tax losses	(39 666)	(50 580)
Financial liabilities	225	(270)
Lease liabilities	(2 922)	(2 729)
Other[1]	(6 991)	(7 242)
	(37 193)	(37 716)
Net deferred tax liabilities:
Property, plant and equipment	6 833	7 471
Right of use assets	490	338
Current assets	138	(604)
Short- and long-term provisions	(1 928)	(1 877)
Calculated tax losses	(4)	(4)
Financial liabilities	106	107
Lease liabilities	(543)	(481)
Other	113	344
	5 205	5 294

1 Other mainly relates to the US interest expense limitation carry forward of R5,0 billion (2023: R5,3 billion).

39 Sasol Annual Financial Statements 2024

11Deferred tax continued

Deferred tax assets have been recognised for the carry forward amount of unutilised tax losses relating to the Group’s operations where, among other things, some taxation losses can be carried forward indefinitely and there is compelling evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

	2024	2023
for the year ended 30 June	Rm	Rm
Calculated tax losses
(before applying the applicable tax rate)
Available for offset against future taxable income	326 354	256 462
Utilised against the deferred tax balance	(209 025)	(251 397)
Not recognised as a deferred tax asset	117 329	5 065
Calculated tax losses carried forward that have not been recognised:*
Expiry within 1 year	—	207
Expiry thereafter	1 395	1 307
Indefinite life	115 934	3 551
	117 329	5 065
*

2024 relates mainly to the partial reversal of a deferred tax asset previously recognised on tax losses in the US; the deferred tax asset was reversed as it is no longer considered probable that sufficient future taxable income will be available in the foreseeable future to fully recover the deferred tax asset. Refer to note 9.

Areas of judgement:

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be utilised. This includes the significant tax losses incurred at our US operations and Sasol Financing International Limited. These losses do not expire. The assumptions used in estimating future taxable profits are consistent with the main assumptions disclosed in note 8. Where appropriate, the expected impact of climate change was considered in estimating the future taxable profits. The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

40 Sasol Annual Financial Statements 2024

11Deferred tax continued

Unremitted earnings at end of year that would be subject to foreign dividend withholding tax and after tax effect if remitted

Deferred tax liabilities are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by foreign subsidiaries, joint operations and incorporated joint ventures. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the Group.

	2024	2023
for the year ended 30 June	Rm	Rm
Unremitted earnings at end of year that would be subject to dividend withholding tax	34 256	38 910
Europe	22 766	26 123
Rest of Africa	3 903	4 984
Other	7 587	7 803

Tax effect if remitted	795	1 012
Europe	458	587
Rest of Africa	312	399
Other	25	26

Dividend withholding tax

Dividend withholding tax is payable at a rate of 20% on dividends distributed to shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend, the company includes the dividend withholding tax in its computation of the income tax expense.

	2024	2023
for the year ended 30 June	Rm	Rm
Undistributed earnings at end of year that would be subjected to dividend withholding tax withheld by the company on behalf of Sasol Limited shareholders	84 328	134 442
Maximum withholding tax payable by shareholders if distributed to individuals	16 866	26 889

Accounting policies:

The income tax charge is determined based on net income before tax for the year and includes current tax, deferred tax and dividend withholding tax.

The current tax charge is the tax payable on the taxable income for the financial year applying enacted or substantively enacted tax rates and includes any adjustments to tax payable in respect of prior years.

Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled.

Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

41 Sasol Annual Financial Statements 2024

Sources of capital

Equity	43

Share capital	43

Funding activities and facilities	44

Long-term debt	44

Leases	47

Short-term debt	50

42 Sasol Annual Financial Statements 2024

EQUITY

12	Share capital

	2024	2023	2022
for the year ended 30 June	Rm	Rm	Rm
Issued share capital (as per statement of changes in equity)[1]	9 888	9 888	9 888

Number of shares
for the year ended 30 June	2024	2023	2022
Authorised
Sasol ordinary shares of no par value[2]	1 127 690 590	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value	—	—	28 385 646
Sasol BEE ordinary shares of no par value[3]	158 331 335	158 331 335	158 331 335
	1 286 021 925	1 286 021 925	1 314 407 571
Issued
Shares issued at beginning of year	640 667 612	635 676 817	634 244 336
Issued in terms of the employee share schemes	7 807 492	4 990 795	1 432 481
Shares issued at end of year	648 475 104	640 667 612	635 676 817
Comprising
Sasol ordinary shares of no par value	642 143 757	634 336 265	629 345 470
Sasol BEE ordinary shares of no par value	6 331 347	6 331 347	6 331 347
	648 475 104	640 667 612	635 676 817
Unissued shares
Sasol ordinary shares of no par value	485 546 833	493 354 325	498 345 120
Sasol preferred ordinary shares of no par value	—	—	28 385 646
Sasol BEE ordinary shares of no par value	151 999 988	151 999 988	151 999 988
	637 546 821	645 354 313	678 730 754
1	At 30 June 2024, treasury shares amounted to 13 055 335 (2023: 10 373 430; 2022: 10 243 580), comprising largely of shares held by the Sasol Foundation Trust and unallocated shares issued in terms of the employee share scheme.
2	At Sasol's General Meeting held on 17 November 2023 a special resolution was passed authorising management to issue up to a maximum of 53 000 000 Sasol Ordinary Shares for purposes of the conversion of the Convertible Bonds. Refer to note 13.
3	A Sasol BEE ordinary share (SOLBE1) is a Sasol ordinary share that trades on the Empowerment Segment of the JSE. The SOLBE1 shares may only be sold to and bought by “BEE Compliant Persons” as defined by the DTI Codes. SOLBE1 shareholders are entitled to the same dividends as Sasol ordinary shareholders.

Accounting policies:

When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity. Repurchased shares are classified as treasury shares and are disclosed as a deduction from total equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity.

43 Sasol Annual Financial Statements 2024

FUNDING ACTIVITIES AND FACILITIES

13	Long-term debt

	2024	2023
for the year ended 30 June	Rm	Rm
Total long-term debt	117 031	124 068
Short-term portion*	(1 118)	(41 749)
Long-term portion*	115 913	82 319
Analysis of long-term debt
At amortised cost
Secured debt	—	29
Unsecured debt	117 559	124 742
Unamortised loan costs	(528)	(703)
	117 031	124 068
Reconciliation
Balance at beginning of year	124 068	104 834
Loans raised[1]	30 692	92 946
Loans repaid[2]	(35 468)	(91 564)
Interest accrued	1 551	1 673
Amortisation of loan costs	161	212
Amortisation of loan modification	—	(194)
Translation of foreign operations	(3 973)	16 161
Balance at end of year	117 031	124 068
Interest-bearing status
Interest-bearing debt	117 031	124 068
Maturity profile
Within one year*	1 118	41 749
One to five years*	99 671	32 747
More than five years	16 242	49 572
	117 031	124 068
*

The Group has revised long-term debt and short-term portion of long-term debt by R11 985 million for June 2023, refer note 1.1. Previously, amounts of R29,8 billion and R44,7 billion were included in the within one year and one to five years categories respectively.

1	In October 2023, Sasol issued senior unsecured notes to the value of R2 368 million in the local debt market under the R15 billion Domestic Medium Term Note (DMTN) programme, and in March 2024 R27 billion (US$1,5 billion) was drawn on the Revolving Credit Facility (RCF). 2023 relates mainly to the drawdown on the previous RCF of R26,7 billion (US$1,5 billion), R2,1 billion raised under the new DMTN programme, the issue of a R13,2 billion (US$750 million) convertible bond, R35,5 billion (US$2 billion) drawdown on the new RCF and term loan and R17,8 billion (US$1 billion) bonds issued in May 2023. R11,1 billion proceeds from the convertible bond was included in long-term debt and R2,1 billion was included in long-term financial liabilities in 2023. Refer to note 36.
2	2024 relates mainly to the US$1,5 billion (R28 billion) US Dollar bond that was repaid in March 2024, as well as partial settlements of R5,5 billion (US$0,3 billion) in May and June 2024 on the RCF. 2023 relates mainly to the repayment of the previous RCF and term loan of R53,9 billion (US$3,0 billion), repayment of R2,2 billion on the previous DMTN, repayment of R17,8 billion on the US$1 billion bond, as well as repayment of R17,8 billion (US$1 billion) on the new RCF.

44 Sasol Annual Financial Statements 2024

13	Long-term debt continued

				2024				2023
					Total
			Interest	Contract	Rand	Available	Utilised	Utilised
			rate	amount	equivalent	facilities	facilities	facilities
for the year ended 30 June	Expiry date	Currency	%	million	Rm	Rm	Rm	Rm
Banking facilities and debt arrangements
Group treasury facilities
Commercial paper (uncommitted)[1]	None	Rand	3 month Jibar + 1,42% - 1,59%	15 000	15 000	10 566	4 434	2 066
Commercial banking facilities	None	Rand	**	8 150	8 150	8 150	—	—
Revolving credit facility[2]	April 2029	US dollar	SOFR+ Credit Adj +1,45%	1 987	36 148	14 317	21 831	—
Debt arrangements
US Dollar Bond[3]	March 2024	US dollar	5,88%	—	—	—	—	28 245
US Dollar Bond[3]	September 2026	US dollar	4,38%	650	11 825	—	11 825	12 240
US Dollar Convertible Bond[4]	November 2027	US dollar	4,50%	750	13 644	—	13 644	14 123
US Dollar term loan	April 2029	US dollar	SOFR+ Credit Adj +1,65%	982	17 874	—	17 874	18 499
US Dollar Bond[3]	September 2028	US dollar	6,50%	750	13 644	—	13 644	14 123
US Dollar Bond[3]	May 2029	US dollar	8,75%	1 000	18 193	—	18 193	18 830
US Dollar Bond[3]	March 2031	US dollar	5,50%	850	15 464	—	15 464	16 006
Other Sasol businesses
Specific project asset finance
Energy — Clean Fuels II (Natref)	Various	Rand	Various	966	966	—	966	901
Debt arrangements
Other debt arrangements Various			Various	—	—	—	909	472
						33 033	118 784	125 505
Available cash excluding restricted cash						42 846
Total funds available for use						75 879
Accrued interest							1 551	1 673
Unamortised loan cost							(528)	(703)
Cumulative fair value gains and foreign exchange movements on convertible bond embedded derivative financial liability							(2 030)	(867)
Total debt including accrued interest and unamortised loan cost							117 777	125 608
Comprising
Long-term debt*							115 913	82 319
Short-term debt*							1 684	41 828
Short-term debt							566	79
Short-term portion of long-term debt							1 118	41 749
Bank overdraft							121	159
Convertible bond derivative financial liability							59	1 302
							117 777	125 608
*	The Group has revised long-term debt and short-term portion of long-term debt by R11 985 million for June 2023, refer note 1.1.

45 Sasol Annual Financial Statements 2024

13	Long-term debt continued

**Interest rate only available when funds are utilised.

1	Sasol has issued two tranches under the R15 billion DMTN programme, R2 066 million in October 2022 and R2 368 million in October 2023.
2	In March 2024 R27 billion (US$1,5 billion) was drawn on the Revolving Credit Facility (RCF), while partial settlements of R5,5 billion (US$0,3 billion) were made in May and June 2024 on the RCF.
3	Included in this amount is the US$3,25 billion (R59,1 billion) bonds with fixed interest rates of between 4,38% and 8,75% which are listed on the New York Stock Exchange and is recognised in Sasol Financing USA LLC (SFUSA), a 100% owned subsidiary of the Group. Sasol Limited has fully and unconditionally guaranteed the bonds. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary, SFUSA, by dividend or loan.
4	The convertible bonds have a principal amount of US$750 million and contain conversion rights exercisable by the bond holders at any time before maturity of the bond on 8 November 2027. The convertible bonds pay a coupon of 4,5% per annum, payable semi-annually in arrears and in equal instalments on 8 May and 8 November of each year. The requisite approval for the convertible bonds to be capable of being convertible into Sasol ordinary shares was obtained at a general meeting of the shareholders of the Company on 17 November 2023. The convertible bonds can now be settled in cash, Sasol ordinary shares, or any combination thereof at the election of Sasol. The conversion price (initially set at US$20,39) is subject to standard market anti-dilution adjustments, including, among other things, dividends paid by Sasol. The conversion price at 30 June 2024 was US$18,79 (30 June 2023: US$19,86).

Accounting policies:

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost using the effective interest rate method. Debt is classified as short-term unless the borrowing entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method. A debt modification gain or loss is recognised immediately when a debt measured at amortised cost has been modified. The convertible bonds are hybrid financial instruments consisting of a non-derivative host representing the obligation to make interest payments and to deliver cash to the holder on redemption of the bond (‘the bond component’); and a conversion feature which is accounted for as an embedded derivative financial liability. The bond component was recognised at fair value at inception date. The fair value was determined by subtracting the fair value attributable to the embedded derivative from the fair value of the combined instrument. The bond component is measured subsequently at amortised cost using the effective interest rate of 8,5%. The option component is recognised as a derivative financial liability, measured at fair value, with changes in fair value recorded in profit or loss and reported separately in the statement of financial position in long-term financial liabilities.

The bond component and related embedded derivative are classified as non-current liabilities due to Sasol’s ability to transfer its own equity to settle the debt if called by the counterparty before the contractual maturity.

Refer to note 36 for the accounting policies relating to embedded derivatives.

46 Sasol Annual Financial Statements 2024

14	Leases

			Plant,
			equipment	Mineral
	Land	Buildings	and vehicles	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Right of use assets
Carrying amount at 30 June 2022	217	5 180	7 231	1	12 629
Cost	301	7 616	11 842	7	19 766
Accumulated depreciation and impairment	(84)	(2 436)	(4 611)	(6)	(7 137)
Additions	1	410	967	—	1 378
Modifications and reassessments	(2)	28	324	—	350
Reclassification to assets	—	(65)	(46)	—	(111)
Translation of foreign operations	21	185	671	—	877
Terminations	—	(14)	(528)	—	(542)
Current year depreciation charge	(11)	(647)	(1 692)	—	(2 350)
Impairment of right of use assets (note 8)	(99)	(365)	(82)	—	(546)
Carrying amount at 30 June 2023	127	4 712	6 845	1	11 685
Cost	333	8 264	13 174	4	21 775
Accumulated depreciation and impairment	(206)	(3 552)	(6 329)	(3)	(10 090)
Additions	11	1 274	1 559	—	2 844
Modifications and reassessments	(6)	(13)	882	—	863
Translation of foreign operations	(5)	(45)	(191)	—	(241)
Terminations	—	(99)	(57)	—	(156)
Current year depreciation charge	(10)	(627)	(1 840)	(1)	(2 478)
Impairment of right of use assets (note 8)	—	(101)	(65)	—	(166)
Carrying amount at 30 June 2024	117	5 101	7 133	—	12 351
Cost	326	8 919	14 647	—	23 892
Accumulated depreciation and impairment	(209)	(3 818)	(7 514)	—	(11 541)

		2024	2023
for the year ended 30 June	Note	Rm	Rm
Lease liabilities
Total long-term lease liabilities		15 173	14 382
Short-term portion (included in short-term debt)	15	2 264	1 915
		17 437	16 297
Reconciliation
Balance at beginning of year		16 297	16 034
New lease contracts		2 884	1 385
Payments made on lease liabilities		(2 698)	(2 269)
Modifications and reassessments		865	349
Interest accrued		520	293
Termination of lease liability		(155)	(517)
Translation of foreign operations		(276)	1 022
Balance at end of year		17 437	16 297

47 Sasol Annual Financial Statements 2024

14Leases continued

	2024	2023	2022
for the year ended 30 June	Rm	Rm	Rm
Amounts recognised in income statement
Interest expense (included in net finance cost)	1 557	1 451	1 357
Expense relating to short-term leases*	626	596	474
Expense relating to leases of low-value assets that are not shown above as short-term leases*	82	87	79
Expense relating to variable lease payments not included in lease liabilities (included in other operating expenses and income)*	56	49	32
Amounts recognised in statement of cash flows
Total cash outflow on leases	4 499	4 159	3 753
*	Included in cash paid to suppliers and employees in the statement of cash flows.

The Group leases a number of assets as part of its activities. These primarily include corporate office buildings in Sandton and Houston, rail yard, rail cars, retail convenience centres and storage facilities. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. A maturity analysis of lease liabilities is provided in note 36.

Areas of judgement:

Various factors are considered in assessing whether an arrangement contains a lease including whether a service contract includes the implicit right to substantially all of the economic benefits from assets used in providing the service and whether the Group directs how and for what purpose such assets are used. In performing this assessment, the Group considers decision-making rights that will affect the economic benefits that will be derived from the use of the asset such as changing the type, timing, or quantity of output that is produced by the asset.

Incorporating optional lease periods where there is reasonable certainty that the option will be extended is subject to judgement and has an impact on the measurement of the lease liability and related right of use asset. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option, including consideration of the significance of the underlying asset to the operations and the expected remaining useful life of the operation where the leased asset is used.

The incremental borrowing rate that the Group applies is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions. The estimation of the incremental borrowing rate is determined for each lease contract using the risk-free rate over a term matching that of the lease, adjusted for other factors such as the credit rating of the lessee, a country risk premium and the borrowing currency. A higher incremental borrowing rate would lead to the recognition of a lower lease liability and corresponding right of use asset.

The range of incremental borrowing rates of lease contracts entered into during the year are as follows:

Southern Africa	11,09 – 15,59% (2023: 9,33 – 16,91%)
North America	7,86 – 9,22% (2023: 6,33 – 8,86%)
Eurasia	3,35 – 14,89% (2023: 2,33 – 11,73%)

48 Sasol Annual Financial Statements 2024

14	Leases continued

Accounting policies:

At contract inception all arrangements are assessed to determine whether it is, or contains, a lease. At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;
●	variable lease payments that depend on an index or a rate;
●	amounts expected to be paid under residual value guarantees;
●	the exercise price of a purchase option reasonably certain to be exercised;
●	payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate; and
●	lease payments to be made under reasonably certain extension options.

Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are capitalised as part of the cost of inventories or assets under construction) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. The incremental borrowing rate is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions.

After the commencement date, finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group applies the recognition exemptions to short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) and leases of assets that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expenses over the lease term.

49 Sasol Annual Financial Statements 2024

14	Leases continued

Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes:

●	the amount of the initial measurement of lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs; and
●	restoration costs.

Right of use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right of use asset is depreciated over the underlying asset’s useful life. The depreciation charge is recognised in the income statement unless it is capitalised as part of the cost of inventories or assets under construction.

The right of use assets are also subject to impairment. Refer to the accounting policies in note 8 on Remeasurement items affecting profit or loss.

Where the Group transfers control of an asset to another entity (buyer-lessor) and leases that same asset back from the buyer-lessor, the Group derecognises the underlying asset and recognises a right-of-use asset at the proportion of the previous carrying amount of the transferred asset that relates to the right of use retained by the Group. The Group also recognises a lease liability measured at the present value of all expected future lease payments with the resulting gain or loss being included in remeasurement items.

15	Short-term debt

		2024	2023
for the year ended 30 June	Note	Rm	Rm
Short-term debt		566	79
Short-term portion of
long-term debt[1]	13	1 118	41 749
lease liabilities	14	2 264	1 915
		3 948	43 743

*The Group has revised long-term debt and short-term portion of long-term debt by R11 985 million for June 2023, refer note 1.1.

1	At 30 June 2024, the short-term portion of long-term debt mainly relates to accrued interest. At 30 June 2023, R28 billion was classified as short-term, relating to the US$1,5 billion US Dollar bond that was repaid in March 2024. Also refer to the revision as mentioned above.

50 Sasol Annual Financial Statements 2024

Capital allocation and utilisation

51 Sasol Annual Financial Statements 2024

INVESTING ACTIVITIES

16	Property, plant and equipment

		Building	Plant,		Assets
		and	equipment	Mineral	under
	Land	improvements	and vehicles	assets	construction*	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2022	4 010	11 121	150 575	24 980	30 622	221 308
Cost	4 357	21 466	356 420	49 388	30 622	462 253
Accumulated depreciation and impairment	(347)	(10 345)	(205 845)	(24 408)	—	(240 945)
Additions	89	32	807	62	29 953	30 943
to sustain existing operations	89	32	732	62	23 549	24 464
to expand operations	—	—	75	—	6 404	6 479
Reduction in rehabilitation provisions capitalised	—	—	(265)	(14)	(365)	(644)
Finance costs capitalised	—	—	—	—	1 074	1 074
Assets capitalised or reclassified	(33)	498	23 502	4 518	(28 697)	(212)
Reclassification to held for sale	(8)	(10)	(7)	—	—	(25)
Translation of foreign operations	577	1 298	18 817	—	534	21 226
Disposals and scrapping	(9)	(41)	(432)	(45)	(1 004)	(1 531)
Current year depreciation charge	—	(556)	(10 631)	(2 633)	—	(13 820)
Net impairment of property, plant and equipment (note 8)	(34)	(1 084)	(13 190)	(12 859)	(5 680)	(32 847)
Carrying amount at 30 June 2023	4 592	11 258	169 176	14 009	26 437	225 472
Cost	5 023	24 252	399 595	53 259	26 437	508 566
Accumulated depreciation and impairment	(431)	(12 994)	(230 419)	(39 250)	—	(283 094)
Additions	—	14	683	354	29 514	30 565
to sustain existing operations	—	14	676	250	23 245	24 185
to expand operations	—	—	7	104	6 269	6 380
Reduction in rehabilitation provisions capitalised (note 29)	—	—	(47)	(493)	(189)	(729)
Finance costs capitalised	—	—	—	—	1 644	1 644
Assets capitalised or reclassified	—	744	13 367	3 541	(17 997)	(345)
Reclassification (to)/from held for sale	(6)	—	119	—	9	122
Translation of foreign operations	(148)	(341)	(4 768)	—	(171)	(5 428)
Disposals and scrapping	(3)	(31)	(349)	(6)	(493)	(882)
Current year depreciation charge	—	(531)	(10 391)	(1 945)	—	(12 867)
Net impairment of property, plant and equipment (note 8)	(196)	(237)	(67 450)	(1 024)	(5 056)	(73 963)
Carrying amount at 30 June 2024	4 239	10 876	100 340	14 436	33 698	163 589
Cost	4 849	24 248	398 678	56 164	33 698	517 637
Accumulated depreciation and impairment	(610)	(13 372)	(298 338)	(41 728)	—	(354 048)

*Includes intangible assets under construction.

52 Sasol Annual Financial Statements 2024

16Property, plant and equipment continued

	2024	2023	2022
for the year ended 30 June	Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)
Current year additions	30 565	30 943	22 613
Adjustments for non-cash items	(491)	(217)	(20)
movement in environmental provisions capitalised	(473)	(50)	(20)
reduction in Area A5-A receivable	(18)	(167)	—
Per the statement of cash flows	30 074	30 726	22 593

	2024	2023
for the year ended 30 June	Rm	Rm
Capital commitments (excluding equity accounted investments)

Capital commitments, excluding capitalised interest, include all projects for which specific Board approval has been obtained. Projects still under investigation for which specific Board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	50 551	47 596
Authorised but not yet contracted for	26 897	34 246
Less expenditure to the end of year	(42 057)	(34 277)
	35 391	47 565

to sustain existing operations	29 988	35 749
to expand operations	5 403	11 816
Estimated expenditure
Within one year	24 796	30 941
One to five years	10 595	16 624
	35 391	47 565

Significant capital commitments and expenditure at 30 June comprise mainly of:

			Capital commitments		Capital expenditure
			2024	2023	2024	2023
Project	Project location	Business segment	Rm	Rm	Rm	Rm
Projects to sustain operations
Shutdown and major statutory maintenance	Various	Various	9 362	8 875	7 239	7 785
Environmental projects	Various	Various	5 102	6 497	3 143	2 295
Emission reduction roadmap	Various	Various	66	66	3	—
Clean fuels II	Various	Fuels	1 960	3 134	1 495	1 284
Projects to expand operations
Mozambique exploration and development	Mozambique	Gas	3 422	10 544	6 475	5 465

Areas of judgement:

The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and the impact of climate change and therefore requires a significant degree of judgement to be applied by management. The remaining useful lives of property, plant and equipment have been reassessed considering the Group’s targeted reduction in GHG emissions and remain appropriate.

53 Sasol Annual Financial Statements 2024

16Property, plant and equipment continued

The following depreciation rates apply in the Group:

Buildings and improvements	1 - 17%, units of production over life of related reserve base
Retail convenience centres (included in buildings and improvements)	3 – 5%
Plant	2 – 50%
Equipment	3 – 91%
Vehicles	5 – 33%
Mineral assets	Units of production over life of related reserve base
Life-of-mine coal assets (included in mineral assets)	Units of production over life of related reserve base

Accounting policies:

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items.

Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves.

Life-of-mine coal assets are depreciated using the units-of-production method and is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life.

Assets under construction

Assets under construction include land and expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment. The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. When regular major inspections are a condition of continuing to operate an item of property, plant and equipment, and plant shutdown costs will be incurred, an estimate of these shutdown costs are included in the carrying value of the asset at initial recognition. Land acquired, as well as costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

Finance expenses in respect of specific and general borrowings are capitalised against qualifying assets as part of assets under construction. Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate of 7,3% (2023 - 6,7%) is calculated as the weighted average of the interest rates applicable to the borrowings of the Group that are outstanding during the period, including borrowings made specifically for the purpose of obtaining qualifying assets once the specific qualifying asset is ready for its intended use. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

54 Sasol Annual Financial Statements 2024

17	Long-term receivables and prepaid expenses

	2024	2023
for the year ended 30 June	Rm	Rm
Total long-term receivables	3 716	3 202
Impairment of long-term receivables*	(156)	(111)
Short-term portion	(509)	(288)
	3 051	2 803
Long-term prepaid expenses[1]	979	237
	4 030	3 040
Comprising:
Long-term receivables (interest-bearing) - joint operations	879	683
Long-term loans	2 172	2 120
	3 051	2 803

1	Includes non - cash movement of R758 million related to an electricity supply contract at our Secunda Operations.

The majority of movements in long-term receivables are non-cash movements, cash movements were loans granted (R298 million) and repayments (R357 million).

*	Impairment of long-term loans and receivables

Long-term loans and receivables are considered for impairment under the expected credit loss model. Refer to note 36.2 for detail on the impairments recognised.

18	Equity accounted investments

At 30 June, the Group’s interest in equity accounted investments and the total carrying values were:

	Country of		Interest	2024	2023
Name	incorporation	Nature of activities	%	Rm	Rm
Joint ventures
ORYX GTL Limited	Qatar	GTL plant	49	10 379	10 693
Sasol Dyno Nobel (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	50	321	304
Associates
Enaex Africa (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	23	483	402
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)	South Africa	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	20	2 823	2 823
Other equity accounted investments			Various	736	582
Carrying value of investments				14 742	14 804

There are no significant restrictions on the ability of the joint ventures or associate to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

55 Sasol Annual Financial Statements 2024

18	Equity accounted investments continued

Impairment testing of equity accounted investments

Based on impairment indicators at each reporting date, impairment tests in respect of investments in joint ventures and associates are performed. The recoverable amount of the investment is compared to the carrying amount, as described in note 8, to calculate the impairment.

	2024	2023
for the year ended 30 June	Rm	Rm
Summarised financial information for the Group’s share of equity accounted investments which are not material*
Operating profit	181	218
Profit before tax	211	250
Taxation	(64)	(72)
Profit for the year*	147	178
*	The financial information provided represents the Group’s share of the results of the equity accounted investments.

	2024	2023
Capital commitments relating to equity accounted investments	Rm	Rm

Capital commitments, excluding capitalised interest, include all projects for which specific Board approval has been obtained up to the reporting date. Projects still under investigation for which specific Board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	3 579	1 357
Authorised but not yet contracted for	852	972
Less: expenditure to the end of year	(2 963)	(981)
	1 468	1 348

Areas of judgement:

Joint ventures and associates are assessed for materiality in relation to the Group using a number of factors such as investment value, strategic importance and monitoring by those charged with governance.

ORYX GTL and ROMPCO are considered to be material as they are closely monitored by and reported on to the decision makers and are considered to be strategically material investments.

56 Sasol Annual Financial Statements 2024

18	Equity accounted investments continued

Summarised financial information for the Group’s material equity accounted investments

In accordance with the Group’s accounting policy, the results of joint ventures and associates are equity accounted. The information provided below represents the Group’s material joint venture and associate. The financial information presented includes the full financial position and results of the joint venture and includes intercompany transactions and balances.

Joint venture
ORYX GTL Limited
	2024	2023
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets	14 985	14 621
Deferred tax asset	1 218	423
Cash and cash equivalents	1 147	2 897
Other current assets	6 416	7 905
Total assets	23 766	25 846
Non-current liabilities	778	751
Current liabilities	1 807	1 629
Tax payable	—	1 642
Total liabilities	2 585	4 022
Net assets	21 181	21 824
Summarised income statement
Turnover	10 871	13 761
Depreciation and amortisation	(2 106)	(2 148)
Other operating expenses	(5 263)	(5 434)
Operating profit before interest and tax	3 502	6 179
Finance income	178	154
Finance cost	(46)	(43)
Profit before tax	3 634	6 290
Taxation	(1 286)	(2 193)
Profit and total comprehensive income for the year	2 348	4 097
The Group’s share of profits of equity accounted investment	1 151	2 007
49% share of profit before tax	1 781	3 082
Taxation	(630)	(1 075)

Reconciliation of summarised financial information
Net assets at the beginning of the year	21 824	18 204
Earnings before tax for the year	3 634	6 290
Taxation	(1 286)	(2 193)
Foreign exchange differences	(767)	2 934
Dividends paid[1]	(2 224)	(3 411)
Net assets at the end of the year	21 181	21 824
Carrying value of equity accounted investment	10 379	10 693
1	In 2024 ORYX GTL Limited declared a dividend of R2,2 billion which was received by 30 June 2024.

The year-end for ORYX GTL Limited is 31 December, however the Group uses the financial information at 30 June.

The carrying value of the investment represents the Group’s interest in the net assets thereof.

57 Sasol Annual Financial Statements 2024

18	Equity accounted investments continued

	Associate
	The Republic of
	Mozambique Pipeline
	Investment Company
	(Pty) Ltd (ROMPCO)
	2024	2023
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets	4 570	4 334
Cash and cash equivalents	1 051	1 070
Other current assets	721	613
Total assets	6 342	6 017
Non-current liabilities	659	736
Current liabilities	162	116
Tax payable	501	493
Total liabilities	1 322	1 345
Net assets	5 020	4 672
Summarised income statement
Turnover	4 800	4 270
Depreciation and amortisation	(622)	(563)
Other operating expenses	(437)	(266)
Operating profit before interest and tax	3 741	3 441
Finance income	169	85
Finance cost	(15)	(10)
Profit before tax	3 895	3 516
Taxation	(1 247)	(1 330)
Earnings and total comprehensive income for the period	2 648	2 186
The Group’s share of profits of equity accounted investment
20% share of profit before tax	779	703
Taxation	(249)	(266)
	530	437
Amortisation of fair value adjustment on acquisition of investment	(70)	—
Share of profits of equity accounted investment	460	437
Reconciliation of summarised financial information
Net assets at the beginning of the year	4 672	4 322
Earnings before tax for the year	3 895	3 516
Taxation	(1 247)	(1 330)
Other movements	—	140
Dividends paid	(2 300)	(1 976)
Net assets at the end of the year	5 020	4 672
Carrying value of equity accounted investment	2 823	2 823
Historical net asset value	1 004	934
Group's share of fair value adjustment on acquisition of investment	1 819	1 889

The carrying value of the investment represents the Group’s interest in the net assets thereof.

58 Sasol Annual Financial Statements 2024

18Equity accounted investments continued

Contingent liabilities

ORYX GTL Limited has disclosed a contingent liability for site decommissioning and restoration obligations relating to the leased land on which its facilities are located. Under the lease agreement, the lessor may require the company to remove the facilities from the land and to restore it to the condition in which it was delivered. There were no other contingent liabilities at 30 June relating to our joint ventures or associates.

	2024	2023	2022
for the year ended 30 June	Rm	Rm	Rm
Transactions with joint ventures and associates
Total sales and services rendered from subsidiaries to joint ventures and associates	2 577	3 667	2 737
Total purchases by subsidiaries from joint ventures and associates*	4 350	3 448	157

*Includes purchases from ROMPCO which is accounted for as an associate from 29 June 2022.

Accounting policies:

The financial results of associates and joint ventures are included in the Group’s results according to the equity method from acquisition date until the disposal date. Associates and joint ventures whose financial year-ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ and joint ventures financial results for material transactions and events in the intervening period.

19	Interest in joint operations

At 30 June, the Group’s interest in material joint operations were:

			% of equity owned
			2024	2023
Name	Country of incorporation	Nature of activities	%	%
Louisiana Integrated Polyethylene JV LLC (LIP JV)	United States of America	Manufactures ethylene and polyethylene chemicals. The joint operation with LyondellBasell operates as a tolling arrangement. Sasol retains control of our portion of the goods during the toll processing, for which a fee is paid, and only recognises revenue when the finished goods are transferred to a final customer. Equistar, a subsidiary of LyondellBasell, acts as an independent agent, for a fee, to exclusively market and sell all of Sasol’s Linear low-density polyethylene and Low-density polyethylene produced by the joint operation to customers.	50	50
National Petroleum Refiners of South Africa (Pty) Ltd (Natref)	South Africa	Inland refinery that uses crude oil to produce liquid fuels. Natref is a joint venture between Sasol and TotalEnergies.	64	64

59 Sasol Annual Financial Statements 2024

19	Interest in joint operations continued

The information provided is Sasol’s share of joint operations (excluding unincorporated joint operations) and includes intercompany transactions and balances.

			Total	Total
	LIP JV	Natref	2024	2023
for the year ended 30 June	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets[1]	26 495	—	26 495	39 036
External current assets	1 281	561	1 842	1 537
Intercompany current assets	101	3	104	189
Total assets	27 877	564	28 441	40 762
Shareholders’ equity	26 705	(4 032)	22 673	35 786
Long-term liabilities	29	3 053	3 082	2 743
Interest-bearing current liabilities	3	87	90	180
Non-interest-bearing current liabilities	832	1 026	1 858	1 488
Intercompany current liabilities	308	430	738	565
Total equity and liabilities	27 877	564	28 441	40 762

1Refer to note 8 for the impairment of the Chemicals America Ethane value chain and associated shared assets.

At 30 June 2024, the Group’s share of the total capital commitments of joint operations amounted to R1 383 million (2023 – R1 155 million).

Accounting policies:

The Group recognises its share of any jointly held or incurred assets, liabilities, revenues and expenses along with the Group’s income from the sale of its share of the output and any liabilities and expenses that the Group has incurred in relation to the joint operation. These have been incorporated in the financial statements under the appropriate headings.

60 Sasol Annual Financial Statements 2024

20	Interest in significant operating subsidiaries

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly-owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, primarily holds our interests in companies incorporated outside of South Africa. The following table presents each of the Group’s significant subsidiaries (including direct and indirect holdings), the nature of activities, the percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2024.

There are no significant restrictions on the ability of the Group’s subsidiaries to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

	Country of		% of equity owned
Name	incorporation	Nature of activities	2024	2023
Significant operating subsidiaries
Direct
Sasol Mining Holdings (Pty) Ltd	South Africa	Holding company of the Group’s mining interests	100	100
Sasol Technology (Pty) Ltd	South Africa	Engineering services, research and development and technology transfer	100	100
Sasol Financing Limited	South Africa	Management of cash resources, investments and procurement of loans (for South African operations)	100	100
Sasol Investment Company (Pty) Ltd	South Africa	Holding company for foreign investments	100	100
Sasol South Africa Limited[1]	South Africa	Integrated petrochemicals and energy company	100	100
Sasol Middle East and India (Pty) Ltd	South Africa	Develop and implement international GTL and CTL ventures	100	100
Sasol Africa (Pty) Ltd	South Africa	Exploration, development, production, marketing and distribution of natural oil and gas and associated products	100	100
Sasol Oil (Pty) Ltd	South Africa	Marketing of fuels and lubricants	75	75
1	Sasol Khanyisa shareholders indirectly have an 18,4% shareholding in Sasol South Africa Limited. Once the Khanyisa funding is settled, the Sasol Khanyisa ordinary shares will be exchanged for Sasol BEE Ordinary (SOLBE1) shares listed on the empowerment segment of the JSE.

	Country of		% of equity owned
Name	incorporation	Nature of activities	2024	2023
Significant operating subsidiaries
Indirect
Sasol Financing International Limited	South Africa	Management of cash resources, investment and procurement of loans (for our foreign operations)	100	100
Sasol Germany GmbH	Germany	Production, marketing and distribution of chemical products	100	100
Sasol Italy SpA	Italy	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	100	100
Sasol Mining (Pty) Ltd	South Africa	Coal mining activities	90	90
Sasol Chemicals (USA) LLC	United States of America	Production, marketing and distribution of chemical products	100	100
Sasol Financing USA LLC	United States of America	Management of cash resources, investment and procurement of loans (for our North American operations)	100	100

Our other interests in subsidiaries are not considered significant.

Non-controlling interests

The Group has a number of subsidiaries with non-controlling interests, however none of them were material to the Statement of Financial position.

Areas of judgement:

The disclosure of subsidiaries is based on materiality taking into account the contribution to turnover, assets of the Group, and the way the business is managed and reported on.

61 Sasol Annual Financial Statements 2024

20	Interest in significant operating subsidiaries continued

Control is obtained when Sasol is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through our power over the subsidiary.

The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve until there is a disposal of the foreign operation. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal and included in remeasurement items.

WORKING CAPITAL

21	Inventories

	2024	2023
for the year ended 30 June	Rm	Rm
Carrying value
Crude oil and other raw materials	5 624	5 622
Process material	2 865	3 220
Maintenance materials	7 754	6 889
Work in progress	3 012	2 614
Manufactured products	21 104	23 658
Consignment inventory	360	202
	40 719	42 205

A net realisable value write-down of R370 million was recognised in 2024 (2023 – R948 million).

Inventory of R2 248 million (2023 – R7 739 million) is held at net realisable value. This relates mainly to manufactured products.

Accounting policies:

Inventories are stated at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

By-products are incidental to the manufacturing processes, are usually produced as a consequence of the main product stream, and are immaterial to the Group. Revenue from sale of by-products is offset against the cost of the main products.

Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Manufacturing costs incurred
Manufactured products including consignment inventory	Manufacturing costs according to FIFO

62 Sasol Annual Financial Statements 2024

22	Trade and other receivables

	2024	2023
for the year ended 30 June	Rm	Rm
Trade receivables	28 313	27 296
Other receivables (financial assets)	3 480	4 082
Related party receivables	349	289
third parties	29	23
equity accounted investments	320	266
Impairment of trade and other receivables*	(870)	(752)
	31 272	30 915
Other receivables (non-financial assets)	259	355
Duties recoverable from customers	214	—
Prepaid expenses and other	1 553	2 507
Value added tax	3 235	2 128
	36 533	35 905

*Impairment of trade and other receivables

Trade receivables are considered for impairment under the expected credit loss model. Trade receivables are written off when there is no reasonable prospect that the customer will pay. Refer to note 36.2 for detail on the impairments recognised.

No individual customer represents more than 10% of the Group’s trade receivables.

Collateral

The Group holds no collateral over the trade receivables which can be sold or pledged to a third party.

Accounting policies:

Trade and other receivables are recognised initially at transaction price and subsequently stated at amortised cost using the effective interest rate method, less impairment losses. A simplified expected credit loss model is applied for recognition and measurement of impairments in trade receivables, where expected lifetime credit losses are recognised from initial recognition, with changes in loss allowances recognised in profit and loss. The Group did not use a provisional matrix. Trade and other receivables are written off where there is no reasonable expectation of recovering amounts due. The trade receivables do not contain a significant financing component.

63 Sasol Annual Financial Statements 2024

23	Trade and other payables

	2024	2023
for the year ended 30 June	Rm	Rm
Trade payables	24 972	26 311
Capital project related payables[1]	861	1 155
Accrued expenses	4 045	4 712
Other payables (financial liabilities)	2 080	2 295
Related party payables	593	645
third parties	25	40
equity accounted investments	568	605

	32 551	35 118
Other payables (non-financial liabilities)[2]	7 664	9 228
Duties payable to revenue authorities	3 632	4 051
Value added tax	351	121
	44 198	48 518
1	Decrease mainly due to the development cost on the Production Sharing Agreement project in Mozambique nearing completion.
2	Other payables (non-financial liabilities) include employee-related payables.

Accounting policies:

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost. Capital project related payables are excluded from working capital, as the nature and risks of these payables are not considered to be aligned to operational trade payables.

24	(Increase)/decrease in working capital

	2024	2023	2022
	Rm	Rm	Rm
(Increase)/decrease in inventories	(54)	1 913	(12 281)
(Increase)/decrease in trade receivables	(3 094)	9 002	(9 414)
(Decrease)/increase in trade payables	(1 693)	(2 865)	10 159
(Increase)/decrease in working capital	(4 841)	8 050	(11 536)

Movements exclude non-cash movements and translation effects.

64 Sasol Annual Financial Statements 2024

CASH MANAGEMENT

25	Cash and cash equivalents

	2024	2023
for the year ended 30 June	Rm	Rm
Cash and cash equivalents	42 967	51 214
Restricted cash and cash equivalents	2 416	2 712
	45 383	53 926
Bank overdraft	(121)	(159)
Per the statement of cash flows	45 262	53 767
Cash by currency
Rand	28 548	31 155
Euro	3 902	3 457
US dollar	11 859	18 478
Other currencies	953	677
	45 262	53 767

Included in restricted cash and cash equivalents are cash in respect of various special purpose entities and joint operations in the Group for use within those entities.

Accounting policies:

Cash includes cash on hand and demand deposits that can be withdrawn at any time without prior notice or penalty.

Cash equivalents include short-term highly liquid investments with a maturity period of three months or less at date of purchase and money market funds that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Cash restricted for use comprises cash and cash equivalents which are not available for general use by the Group, including amounts held in escrow, trust or other separate bank accounts.

Cash, cash equivalents and cash restricted for use are stated at carrying amount which is deemed to be fair value.

Bank overdrafts that are repayable on demand and that are integral to the Group’s cash management are offset against cash and cash equivalents in the statement of cash flows.

The Statement of cash flows is presented on the direct method. Notes are supplied as supplemental information to the Statement of cash flows. Finance income received, finance costs paid and dividends received and paid are presented under operating activities in the Statement of cash flows.

26	Cash generated by operating activities

		2024	2023	2022
for the year ended 30 June	Note	Rm	Rm	Rm
Cash flow from operations	27	57 162	56 587	67 674
(Increase)/decrease in working capital	24	(4 841)	8 050	(11 536)
		52 321	64 637	56 138

65 Sasol Annual Financial Statements 2024

27	Cash flow from operations

		2024	2023	2022
for the year ended 30 June	Note	Rm	Rm	Rm
(Loss)/earnings before interest and tax ((LBIT)/EBIT)		(27 305)	21 520	61 417
Adjusted for
share of profits of equity accounted investments		(1 758)	(2 623)	(3 128)
equity-settled share-based payment	32	986	1 033	1 164
depreciation and amortisation		15 644	16 491	14 073
effect of remeasurement items	8	75 414	33 898	(9 903)
movement in long-term provisions
income statement charge	29	(651)	(718)	643
utilisation	29	(459)	(811)	(310)
movement in short-term provisions		280	(261)	(2 182)
movement in post-retirement benefits		373	381	443
translation effects		673	(1 821)	(886)
write-down of inventories to net realisable value		370	948	451
movement in financial assets and liabilities		(4 588)	(6 708)	2 760
movement in other receivables and payables		(1 119)	(5 205)	3 223
other non-cash movements[1]		(698)	463	(91)
		57 162	56 587	67 674
1	Other non - cash movements for 2024 include R627 million related to deferred income.

28	Dividends paid

	2024	2023	2022
for the year ended 30 June	Rm	Rm	Rm
Final dividend — prior year	6 341	9 295	23
Interim dividend — current year	1 292	4 459	26
	7 633	13 754	49

The Board did not declare a final dividend for the current year.

66 Sasol Annual Financial Statements 2024

Provisions and reserves

Provisions	68

Long-term provisions	68

Short-term provisions	71

Post-retirement benefit obligations	72

Reserves	82

Share-based payment reserve	82

67 Sasol Annual Financial Statements 2024

PROVISIONS

29	Long-term provisions

	Environmental	Other	Total
	2024	2024	2024
for the year ended 30 June	Rm	Rm	Rm
Balance at beginning of year	17 293	839	18 132
Capitalised to property, plant and equipment	473	—	473
Reduction in rehabilitation provision capitalised[1]	(729)	—	(729)
Per the income statement	(590)	(61)	(651)
additional provisions and changes to existing provisions	(206)	15	(191)
reversal of unutilised amounts	(332)	(77)	(409)
effect of change in discount rate	(52)	1	(51)
Notional interest	1 176	7	1 183
Utilised during year (cash flow)	(390)	(69)	(459)
Translation of foreign operations	(39)	(19)	(58)
Foreign exchange differences recognised in income statement	(670)	(3)	(673)
Balance at end of year	16 524	694	17 218

1Decrease in rehabilitation provision capitalised in 2024 relates primarily to an increase in discount rates.

Environmental provisions

The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites, mainly in South Africa and Mozambique.

The present value of the environmental provisions is determined by discounting the estimated future cash outflows using interest rates of high-quality government bonds that are denominated in the currency in which the amounts will be paid, and that have terms approximating to the terms of the related obligation.

68 Sasol Annual Financial Statements 2024

29	Long-term provisions continued

The following discount rates were applied:

	2024	2023
for the year ended 30 June	%	%
South Africa	8,1 to 10,9	8,7 to 10,9
Europe	2,0 to 3,6	2,0 to 4,0
United States of America	3,2 to 5,4	2,7 to 5,7

	2024	2023
for the year ended 30 June	Rm	Rm
A 1% point change in the discount rate would have the following effect on the long-term provisions recognised
Increase in the discount rate	(2 185)	(4 250)
amount capitalised to property, plant and equipment	(917)	(858)
income recognised in income statement	(1 268)	(3 392)
Decrease in the discount rate	2 802	5 338
amount capitalised to property, plant and equipment	1 375	1 518
expense recognised in income statement	1 427	3 820

The time at which the operations cease to produce economically viable returns and the pace of transition to a low carbon economy will impact the anticipated time period over which decommissioning liabilities are expected to be incurred in future.

		2024	2023
for the year ended 30 June	Note	Rm	Rm
Expected timing of future cash flows
Within one year		2 822	2 601
One to five years		2 915	6 060
Five to ten years¹		2 208	909
More than ten years²		9 273	8 562
		17 218	18 132
Short-term portion	30	(2 822)	(2 601)
Long-term provisions		14 396	15 531
Estimated undiscounted obligation*		109 845	114 986
1	Relates largely to the rehabilitation of coal mining, oil and gas sites in South Africa.
2	Relates largely to the plugging and abandonment of gas wells in Mozambique, as well as remediation of soil and ground water contamination in South Africa.

*Decrease relates mainly to a reassessment of cost estimates based on future escalation assumptions.

In line with the requirements of the legislation of South Africa, the utilisation of certain investments is restricted for mining rehabilitation purposes. These investments amounted to R816 million (2023 – R749 million) and are included in Other long-term investments in the statement of financial position. In addition, indemnities of R2 860 million (2023 – R2 527 million) are in place.

69 Sasol Annual Financial Statements 2024

29	Long-term provisions continued

Accounting policies:

Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually.

Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates to and rehabilitation provision.

Areas of judgement:

The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the amount and timing of the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations as well as the period in which it will be settled. The pace of transition to a low carbon economy will impact the anticipated time period over which decommissioning liabilities are expected to be incurred in future.

70 Sasol Annual Financial Statements 2024

30	Short-term provisions

		2024	2023
for the year ended 30 June	Note	Rm	Rm
Emission rights		900	605
Other provisions		304	400
Short-term portion of
long-term provisions	29	2 822	2 601
post-retirement benefit obligations	31	724	713
		4 750	4 319

Accounting policies:

In emission schemes where a cap is set for emissions, the associated emission rights granted are recognised at fair value and classified under intangible assets. An emission liability is recognised under short-term provisions when actual emissions occur that give rise to an obligation. To the extent the liability is covered by emission rights held, the liability is measured with reference to the value of these emission rights held and for the remaining uncovered portion at current market value. The associated expense is presented under Materials, energy and consumables used. Both the emission rights intangible asset and the emission liability are derecognised upon settling the liability with the respective regulator.

71 Sasol Annual Financial Statements 2024

31	Post-retirement benefit obligations

		Non-current		Current		Total
		2024	2023	2024	2023	2024	2023
for the year ended 30 June	Note	Rm	Rm	Rm	Rm	Rm	Rm
Post-retirement healthcare obligations	31.1
South Africa		3 611	3 286	304	281	3 915	3 567
United States of America		231	241	15	19	246	260
		3 842	3 527	319	300	4 161	3 827
Pension obligations	31.2
Foreign — post-retirement benefit obligation		7 514	7 816	405	413	7 919	8 229
Total post-retirement benefit obligations		11 356	11 343	724	713	12 080	12 056

Pension assets	31.2
South Africa — post-retirement benefit asset		(92)	(84)	—	—	(92)	(84)
Foreign — post-retirement benefit asset		(818)	(700)	—	—	(818)	(700)
Total post-retirement benefit assets		(910)	(784)	—	—	(910)	(784)
Net pension obligations		6 604	7 032	405	413	7 009	7 445

		Loss/(gain) recognised in the income			Loss/(gain) recognised in other
		statement			comprehensive income
		2024	2023	2022	2024	2023	2022
for the year ended 30 June	Note	Rm	Rm	Rm	Rm	Rm	Rm
Post-retirement benefit obligations
Post-retirement healthcare obligations	31.1	495	477	442	137	(222)	(131)
Pension benefits - projected benefit obligation	31.2	10 162	9 310	7 934	2 081	(1 835)	(3 184)
Pension benefits - plan asset of funded obligation	31.2	(8 998)	(8 259)	(6 699)	(3 575)	2 884	(963)
Interest on asset limitation		665	712	396	—	—	—
Net movement on asset limitation and reimbursive right		—	—	—	1 302	(1 254)	1 863
		2 324	2 240	2 073	(55)	(427)	(2 415)

The Group provides post-retirement medical and pension benefits to certain of its retirees, principally in South Africa, Europe and the United States of America. Generally, medical cover provides for a specified percentage of most medical expenses, subject to pre-set rules and maximum amounts. Pension benefits are payable in the form of retirement, disability and surviving dependent pensions. The medical benefits are unfunded. The pension benefits in South Africa are funded. In the United States of America certain of our Pension Funds are funded.

72 Sasol Annual Financial Statements 2024

31	Post-retirement benefit obligations continued

31.1Post-retirement healthcare obligations continued

	Healthcare benefits	Pension benefits
Last actuarial valuation — South Africa	31 March 2024	31 March 2024
Last actuarial valuation — United States of America	30 June 2024	30 June 2024
Last actuarial valuation — Europe	n/a	30 April 2024
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuations determined in consultation with independent actuaries.

			United States of
	South Africa		America				Europe
	2024	2023	2024		2023		2024	2023
at valuation date	%	%	%		%		%	%
Healthcare cost inflation	7,5	7,5	n/a	*	n/a	*	n/a	n/a
Discount rate — post-retirement medical benefits	12,6	13,0	5,3		4,9		n/a	n/a
Discount rate — pension benefits	12,4	12,9	5,2		4,9		3,7	3,7
Pension increase assumption	5,9	5,8	n/a	**	n/a	**	2,2	2,2
Average salary increases	5,5	5,5	4,2		4,2		3,2	3,2
Weighted average duration of the obligation — post-retirement medical obligation	12 years	13 years	9 years		10 years		n/a	n/a
Weighted average duration of the obligation — pension obligation	10 years	11 years	6 years		4 years		14 years	15 years

*

The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All additional future increases due to the healthcare cost inflation will be borne by the participants.

**	There are no automatic pension increases for the United States of America pension plan.

Assumptions regarding future mortality are based on published statistics and mortality tables.

73 Sasol Annual Financial Statements 2024

31	Post-retirement benefit obligations continued
31.1	Post-retirement healthcare obligations continued

In South Africa, certain healthcare and life assurance benefits are provided to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund.

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total
	2024	2023	2024	2023	2024	2023
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Total post-retirement healthcare obligation at beginning of year	3 567	3 556	260	248	3 827	3 804
Movements recognised in the income statement:	469	452	26	25	495	477
current service cost	22	25	14	13	36	38
interest cost	447	427	12	12	459	439
Actuarial losses/(gains) recognised in other comprehensive income:	151	(191)	(14)	(31)	137	(222)
arising from changes in financial assumptions	138	(197)	(10)	(14)	128	(211)
arising from changes in actuarial experience	13	6	(4)	(17)	9	(11)
Benefits paid	(272)	(250)	(17)	(19)	(289)	(269)
Translation of foreign operations	—	—	(9)	37	(9)	37
Total post-retirement healthcare obligation at end of year	3 915	3 567	246	260	4 161	3 827

The sensitivity analysis is performed in order to assess how the post-retirement healthcare obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		United States of America
	2024	2023	2024		2023
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:
Increase in the healthcare cost inflation	396	361	—	*	—	*
Decrease in the healthcare cost inflation	(343)	(310)	—	*	—	*
Increase in the discount rate	(326)	(293)	(21)		(22)
Decrease in the discount rate	380	346	25		27
*

A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer’s cost is capped and all future increases due to the healthcare cost inflation are borne by the participants. There are no automatic pension increases for the United States of America pension plan.

A change in the pension increase assumption will not have an effect on the above obligation. In South Africa the post-retirement benefit contributions are linked to medical aid inflation and based on a percentage of income or pension. Where pension increases differ from medical aid inflation, the difference will need to be allowed for in a change in the percentage of income or pension charged.

The sensitivities may not be representative of the actual change in the post-retirement healthcare obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Healthcare cost inflation risk

Healthcare cost inflation is consumer price index inflation plus two percentage points over the long term. An increase in healthcare cost inflation will increase the obligation of the plan.

74 Sasol Annual Financial Statements 2024

31	Post-retirement benefit obligations continued
31.1	Post-retirement healthcare obligations continued

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate will increase the obligation of the plan.

Pension increase risk

The South African healthcare plan is linked to pension benefits paid, which are to some extent linked to inflation. Accordingly, increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

31.2	Pension benefits

South African operations

Background

In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section.

Defined benefit option for defined contribution members

In terms of the rules of the fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the Group is exposed to actuarial risk. In terms of IAS 19, the classification requirements stipulate that where an employer is exposed to any actuarial risk, the fund must be classified as a defined benefit plan.

Fund assets

The assets of the fund are held separately from those of the Company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets at 31 March 2024 are 2 080 048 (2023 – 2 080 048) Sasol ordinary shares valued at R287 million (2023 – R485 million) at year-end purchased under terms of an approved investment strategy, and property valued at R1 570 million (2023 – R1 533 million) that is currently occupied by Sasol.

Membership

A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the Company to determine its share, if any, of any unfunded vested benefits.

75 Sasol Annual Financial Statements 2024

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Pension fund assets

The assets of the pension funds are invested as follows:

	South Africa		United States of America
	2024	2023	2024	2023
at 30 June	%	%	%	%
Equities	52	52	28	35
resources	7	7	3	6
industrials	3	4	3	4
consumer discretionary	9	9	4	4
consumer staples	7	7	2	2
healthcare	4	5	3	4
information technologies	7	7	7	8
telecommunications	3	2	2	2
utilities	1	—	—	—
financials (ex real estate)	11	11	4	5
Fixed interest	20	19	45	39
Direct property	10	11	8	9
Listed property	3	3	—	—
Cash and cash equivalents	2	3	—	—
Third party managed assets	12	11	—	—
Other	1	1	19	17
Total	100	100	100	100

The pension fund assets are measured at fair value at valuation date. The fair value of equity has been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

76 Sasol Annual Financial Statements 2024

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Investment strategy

The trustees target the plans’ asset allocation within the following ranges within each asset class:

	South Africa¹		United States of America
	Minimum	Maximum	Minimum	Maximum
Asset classes	%	%	%	%
Equities
local	20	35	—	100
foreign	25	40	—	100
Fixed interest	10	25	—	100
Property	10	20	—	100
Other	—	15	—	100
1	Members of the defined contribution scheme have a choice of four investment portfolios. The portion of fund assets invested in each portfolio is 0,4%, 96,5%, 2,2% and 0,9% for the low risk portfolio, moderate balanced portfolio, aggressive balanced portfolio and money market portfolio, respectively. Defined benefit members’ funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to active members from age 55. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted.

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

Reconciliation of the projected net pension liability/(asset) recognised in the statement of financial position

	South Africa		Foreign		Total
	2024	2023	2024	2023	2024	2023
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation (funded)	72 186	64 049	3 778	3 778	75 964	67 827
defined benefit portion	34 183	30 632	3 778	3 778	37 961	34 410
defined benefit option for defined contribution members	38 003	33 417	—	—	38 003	33 417
Plan assets	(79 389)	(69 291)	(4 596)	(4 478)	(83 985)	(73 769)
defined benefit portion	(41 386)	(35 874)	(4 596)	(4 478)	(45 982)	(40 352)
defined benefit option for defined contribution members	(38 003)	(33 417)	—	—	(38 003)	(33 417)
Projected benefit obligation (unfunded)	—	—	7 919	8 229	7 919	8 229
Asset not recognised due to asset limitation	7 111	5 158	—	—	7 111	5 158
Net (asset)/liability recognised	(92)	(84)	7 101	7 529	7 009	7 445

77 Sasol Annual Financial Statements 2024

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

The obligation which arises for the defined contribution members with the option to purchase into the defined benefit fund is limited to the assets that they have accumulated until retirement date. However, after retirement date, there is actuarial risk associated with the members as full defined benefit members.

Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the Group has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The remaining estimated surplus due to the Company amounted to approximately R92 million (2023 — R84 million) and has been included in the pension asset recognised in the current year.

Investment risk

The actuarial valuation assumes certain asset returns on invested assets. If actual returns on plan assets are below the assumption, this may lead to a strain on the fund, which, over time, may lead to a plan deficit. In order to mitigate the concentration risk, the fund assets are invested across equity securities, property securities and debt securities. Given the long-term nature of the obligations, it is considered appropriate that investment is made in equities and real estate to improve the return generated by the fund. These may result in improved pension benefits to members.

Pension increase risk

Benefits in these plans are to some extent linked to inflation so increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits. This risk is mitigated as pension benefits are subject to affordability.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

78 Sasol Annual Financial Statements 2024

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Reconciliation of projected benefit obligation

	South Africa		Foreign		Total
	2024	2023	2024	2023	2024	2023
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation at beginning of year	64 049	60 478	12 007	10 030	76 056	70 508
Movements recognised in income statement:	9 268	8 426	894	884	10 162	9 310
current service cost	1 145	1 066	440	498	1 585	1 564
interest cost	8 123	7 360	454	386	8 577	7 746
Actuarial (gains)/losses recognised in other comprehensive income:	2 236	(1 482)	(155)	(353)	2 081	(1 835)
arising from changes in financial assumptions	911	421	(110)	(562)	801	(141)
arising from change in actuarial experience	1 325	(1 903)	(45)	209	1 280	(1 694)
Member contributions	601	562	—	—	601	562
Benefits paid	(3 968)	(3 935)	(492)	(450)	(4 460)	(4 385)
Translation of foreign operations	—	—	(557)	1 896	(557)	1 896
Projected benefit obligation at end of year	72 186	64 049	11 697	12 007	83 883	76 056

unfunded obligation[1]	—	—	7 919	8 229	7 919	8 229
funded obligation	72 186	64 049	3 778	3 778	75 964	67 827
1	Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. This reimbursive right has been recognised in long-term receivables at fair value of R122 million (2023 – R137 million). A loss of R14 million (2023 – R42 million) has been recognised as a loss in other comprehensive income in respect of the reimbursive right.

79 Sasol Annual Financial Statements 2024

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total
	2024	2023	2024	2023	2024	2023
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Fair value of plan assets at beginning of year	69 291	66 284	4 478	3 787	73 769	70 071
Movements recognised in income statement:	8 802	8 084	196	175	8 998	8 259
interest income	8 802	8 084	196	175	8 998	8 259
Actuarial gains/(losses) recognised in other comprehensive income:	3 351	(2 939)	224	55	3 575	(2 884)
arising from return on plan assets (excluding interest income)	3 351	(2 939)	224	55	3 575	(2 884)
Plan participant contributions[1]	601	562	—	—	601	562
Employer contributions[1]	1 312	1 235	71	71	1 383	1 306
Benefit payments	(3 968)	(3 935)	(213)	(212)	(4 181)	(4 147)
Translation of foreign operations	—	—	(160)	602	(160)	602
Fair value of plan assets at end of year	79 389	69 291	4 596	4 478	83 985	73 769
Actual return on plan assets	12 153	5 145	420	231	12 573	5 376
1	Contributions, for the defined contribution section, are paid by the members and Sasol at fixed rates.

Contributions

Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions of funded obligations for the 2025 financial year.

	South Africa	Foreign
	Rm	Rm
Pension contributions	1 225	57

Sensitivity analysis

A sensitivity analysis is performed in order to assess how the post-retirement pension obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		Foreign
	2024	2023	2024		2023
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions
Increase in average salaries increase assumption	5	5	265		297
Decrease in average salaries increase assumption	(4)	(5)	(234)		(227)
Increase in the discount rate	(1 479)	(1 251)	(1 143)		(1 169)
Decrease in the discount rate	1 744	1 471	1 402		1 445
Increase in the pension increase assumption	1 838	1 561	877	*	897	*
Decrease in the pension increase assumption	(1 589)	(1 354)	(673)	*	(690)	*
*

This sensitivity analysis relates only to the Europe obligations as there are no automatic pension increases for the United States of America pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

The sensitivities may not be representative of the actual change in the post-retirement pension obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

80 Sasol Annual Financial Statements 2024

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Accounting policies:

The Group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

Defined contribution pension plans are plans under which the Group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which the related services are rendered by the employee.

The Group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to members in return for services rendered to date.

This future benefit is discounted to determine its present value, using discount rates based on government bonds for South African obligations, and corporate bonds in Europe and the US, that have maturity dates approximating the terms of the Group’s obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method.

Defined contribution members employed before 2009 have an option to purchase a defined benefit pension with their member share. This option gives rise to actuarial risk, and as such, these members are accounted for as part of the defined benefit fund and are disclosed as such.

Past service costs are charged to the income statement at the earlier of the following dates:

●	when the plan amendment or curtailment occurs; or
●	when the Group recognises related restructuring costs or termination benefits.

Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability/(asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability/(asset)) are remeasurements that are recognised in other comprehensive income in the period in which they arise.

Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling, determined using a discount rate based on government bonds.

Surpluses and deficits in the various plans are not offset.

The entitlement to healthcare benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

81 Sasol Annual Financial Statements 2024

RESERVES

32	Share-based payment reserve

		2024	2023	2022
for the year ended 30 June	Note	Rm	Rm	Rm

During the year, the following share-based payment expense was recognised in the income statement relating to the equity-settled share-based payment schemes:
Long-term incentives	32.1	891	909	1 001
Sasol Khanyisa Employee Share Ownership Plan (ESOP): Tier 2 — Qualifying employees	32.2	95	124	163

Equity-settled — recognised directly in equity		986	1 033	1 164

32.1	Sasol 2022 Long-term incentive plan

The objective of the Sasol Long-term Incentive (LTI) plans is to provide qualifying senior employees the opportunity of receiving an incentive linked to the value of Sasol Limited ordinary shares and to align the interest of participants with the interest of shareholders. The LTI plans allow certain senior employees to earn variable pay in the form of a long-term incentive amount subject to the achievement of vesting conditions. Vesting conditions include a service period and targets relating to return on invested capital, holistic focus on ESG matters and relative total shareholder return measured against a defined peer group. Allocation of the LTI award is linked to the role category of the individual and performance of the group and subject to line manager discretion. Participants earn dividend equivalent LTI awards over the vesting period on the awarded LTI units after adjusting for CPTs.

LTIs which have not yet vested will lapse on resignation. On death, unvested LTIs vest immediately. There is no service penalty or early vesting under the latest (2022) LTI plan rules in respect of good leavers who have been employed for more than 270 days from award date. The standard vesting period is three years, with the exception of top management, who have a split three and five year vesting period of 50% of the awards respectively. Restricted LTIs offered to members of the GEC, have a 5-year vesting period. Top management are subjected to minimum shareholding and post-employment shareholding requirements.

82 Sasol Annual Financial Statements 2024

32	Share-based payment reserve continued
32.1	Long-term incentive plans continued

The maximum number of shares issued under the 2022 plan may not exceed 32 million representing 5% of Sasol Limited’s issued share capital at the time of approval.

		Weighted average
	Number of	fair value
Movements in the number of incentives outstanding	incentives	Rand
Balance at 30 June 2022*	14 262 197	222,16
LTIs granted	3 179 896	322,43
LTIs exercised	(4 862 497)	280,69
Effect of CPTs and LTIs forfeited	(655 706)	244,41
Balance at 30 June 2023	11 923 890	223,80
LTIs granted	5 096 901	237,92
LTIs exercised	(5 269 601)	155,97
Effect of CPTs and LTIs forfeited	(757 993)	285,49
Balance at 30 June 2024*	10 993 197	258,52
*	The incentives outstanding as at 30 June 2024 have a weighted average remaining vesting period of 1,5 years (30 June 2023: 1,3 years). The exercise price of these options is Rnil.

	2024	2023
for year ended 30 June	Rand	Rand
Average weighted market price of LTIs vested	184,73	300,94

Average fair value of incentives granted		2024	2023
Model		Monte-Carlo	Monte-Carlo
Risk-free interest rate — Rand	(%)	7,69 - 8,33	6,76 - 8,21
Risk-free interest rate — US$	(%)	2,24 - 2,46	1,45 - 2,37
Expected volatility	(%)	37,64	50,24
Expected dividend yield	(%)	7,27	6,37
Expected forfeiture rate	(%)	5	5
Expected vesting percentage	(%)	95,26	98,65
Vesting period — top management		3/5 years	3/5 years
Vesting period — all other participants		3 years	3 years

83 Sasol Annual Financial Statements 2024

32	Share-based payment reserve continued
32.1	Long-term incentive plans continued

Accounting policies:

The equity-settled schemes allow certain employees the right to receive ordinary shares in Sasol Limited after a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in the share-based payment reserve, on a straight-line basis over the period that the employees become unconditionally entitled to the shares, based on management’s estimate of the shares that will vest and adjusted for the effect of non-market-based vesting conditions. These equity-settled share-based payments are not subsequently revalued.

Areas of judgement:

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

The risk-free rate for periods within the contractual term of the rights is based on the Rand and US$ swap curve in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using expected dividend payments of the Sasol ordinary shares.

The overall expected vesting percentage takes into consideration service, market and non-market conditions. Refer to the Report of the Remuneration Committee for details on the vesting conditions.

32.2	The Sasol Khanyisa share transaction

Sasol Khanyisa was implemented on 1 June 2018. Sasol Khanyisa has been designed to comply with the revised B-BBEE legislation in South Africa and seeks to ensure ongoing and sustainable B-BBEE ownership credentials for Sasol Limited.

Sasol Khanyisa contains a number of elements structured at both a Sasol Limited and at a subsidiary level, Sasol South Africa Limited (SSA) which is a wholly-owned subsidiary of Sasol Limited and houses the majority of the Group’s South African operations. Sasol Khanyisa Tier 1 was concluded in 2021.

At the end of 10 years, or earlier if the underlying funding has been settled, the participants in Khanyisa Tier 2, will exchange their SSA shareholding on a fair value-for-value basis for Sasol BEE ordinary shares to the extent that value was created during the transaction term.

Sasol BEE ordinary shares can only be traded between Black Persons on the Empowerment Segment of the JSE. This transaction will therefore ensure evergreen B-BBEE ownership credentials for Sasol Limited.

84 Sasol Annual Financial Statements 2024

32	Share-based payment reserve continued
32.2	The Sasol Khanyisa share transaction continued

Remaining components of the transaction:

Tier 2 — SSA qualifying employees

Qualifying Black employees participate via the Khanyisa Employee Share Ownership plan (Khanyisa ESOP) through a beneficial interest, funded wholly by Sasol (vendor funding), in approximately 9,2% in SSA. As dividends are declared by SSA, 97,5% of these will be utilised to repay the vendor funding, as well as the related financing cost, calculated at 75% of prime rate. 2,5% of dividends are distributed to participants as a trickle dividend and accounted for as a non-controlling interest. At the end of the 10 year transaction term, or earlier, if the vendor funding is repaid, the net value in SSA shares will be exchanged for SOLBE1 shares on a fair value-for-value basis which will be distributed to participants. Any vendor funding not yet settled by the end of the transaction term will be settled using the SSA shares, and will reduce any distribution made to participants. Since any ultimate value created for participants will be granted in the form of SOLBE1 shares, the accounting for this transaction is similar to an option over Sasol shares granted for no consideration.

The Tier 2 options have a staggered vesting period with portions vesting from 3 years, and then each year until the end of the transaction term, being 10 years. The last available options were awarded in June 2023. The outstanding options at 30 June 2024 have a weighted average remaining vesting period of 1,9 years (2023: 2,2 years). The weighted average fair value of the outstanding options is R61,69 (2023: R61,69) and was derived from the Monte-Carlo option pricing model. The estimated strike price value for Tier 2 is R172,98 (2023: R196,19) and represents the remaining vendor funding per share at 30 June 2024.

Accounting policies:

To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions, the difference will be charged to the income statement over the period of these service conditions. Trickle dividends paid to participants during the transaction term are taken into account in measuring the fair value of the award.

85 Sasol Annual Financial Statements 2024

32	Share-based payment reserve continued
32.2	The Sasol Khanyisa share transaction continued

Areas of judgement:

The measurement of the Khanyisa SSA share based payment is subject to estimation and judgement, as there are a number of variables affecting the Monte-Carlo option pricing model used in the calculation of the share based payment. The value of the share based payment is determined with reference to the extent the fair value of SSA and any dividends declared by SSA is expected to exceed any outstanding vendor financing at the end of the transaction period.

●	Equity value attributable to participants:

The value attributable to the participants by virtue of their shareholding in SSA was calculated with reference to the expected future cash flows and budgets of the SSA Group. The underlying macroeconomic assumptions utilised for this valuation are based on latest forecast and estimates and include brent crude oil prices, rand/US$ exchange rates and pricing assumptions.

●	Forecasted dividend yield:

The forecasted dividend yield of the SSA Group was calculated based on a benchmarked EBITDA multiple, and the available free cash flow anticipated over the term of the transaction of 10 years.

●	Other assumptions:

Impacts of non-transferability and appropriate minority and liquidity discounts have also been taken into account. Discount rates applied incorporate the relevant debt and equity costs of the Group, and are aligned to the WACC rates for the entity.

●	A zero-coupon Rand interest rate swap curve was constructed and utilised as an appropriate representation of a risk-free interest rate curve.
●	A Rand prime interest rate curve was estimated utilising the historical Rand Prime Index and the 3 month Johannesburg Interbank Agreed Rate.

86 Sasol Annual Financial Statements 2024

Other disclosures

Other disclosures	88

Contingent liabilities	88

Related party transactions	92

Subsequent events	101

Financial risk management and financial instruments	102

87 Sasol Annual Financial Statements 2024

OTHER DISCLOSURES

33	Contingent liabilities
33.1	Litigation

Dispute by Solidarity Trade Union relating to Sasol Khanyisa share scheme

Solidarity referred a dispute relating to the Sasol Khanyisa share scheme to the Commission for Conciliation, Mediation and Arbitration (CCMA) on 17 December 2017, where after conciliation proceedings commenced on 11 January 2018. On 5 February 2018, Sasol received a letter from Solidarity demanding a payment to their members (non-qualifying employees for Phase 2 of Khanyisa) equal to “the market value of the Sasol Khanyisa shares which qualifying employees will be entitled to within seven days after such entitlement (2028) or payment to each member of R500 000 by the end of December 2018.” A second referral to the CCMA was received on 8 March 2018, conciliation was attempted on two occasions, on 9 and 25 May 2018, but was unsuccessful.

The matter was referred to the CCMA and was subsequently certified as unresolved in February 2019. The parties exchanged pleadings in the matter and subsequently the Judge President of the Labour Court invited Sasol and three other respondents (PPC, ArcelorMittal and Minopex) in three other cases where Solidarity is the Applicant on similar grounds, to meet. The purpose of the meeting was to make attempts to consolidate the disputes and set a stated case (combined version setting out the dispute) to afford the court to save time by hearing similar matters simultaneously. The various legal teams gathered at a meeting during the first week of October 2019 and a draft Statement of Case was prepared. The Labour Court was scheduled to hear the matter on 17 September 2020 in Johannesburg.

After the prepared Statement of Case formulation was amended by Solidarity and the other parties objected; no agreement was reached, and Sasol decided to withdraw and for a separate hearing date be set for its case. The parties filed the pre-trial minute and the trial date was set for 13 May 2024. Since February 2024 interactions with Solidarity commenced in order to ascertain the position of the latter regarding its intention to litigate. Once it was established that a settlement was possible, it was pursued and in the first week of April 2024 settlement was reached. The Plaintiffs withdrew their claims in the Labour Court and Sasol made a contribution to their legal costs. The matter is concluded and closed.

88 Sasol Annual Financial Statements 2024

33	Contingent liabilities continued
33.1	Litigation continued

Legal review of Sasol Gas National Energy Regulator of South Africa (NERSA) maximum price decision (March 2013, November 2017 and July 2021)

Following the legal review applications in terms of which the 2013 and 2017 NERSA Maximum Gas Price (MGP) decisions were overturned, NERSA in 2020 adopted a MGP Methodology in terms of which MGP for Sasol Gas is determined with reference to international benchmark prices. Pursuant to the Sasol Gas price application submitted to NERSA in December 2020, NERSA, on 6 July 2021 published its MGP decision in which it approved MGPs for Sasol Gas for the period from 2014 up to 2021 and determined how the maximum prices are to be determined for 2022 and 2023. With effect from 1 September 2021 Sasol Gas adopted a revised actual gas price methodology in terms of its supply agreements with customers in order to comply with the new NERSA MGP decision.

Because the new MGPs approved by NERSA for the period of the overturned decision is lower than the actual price charged to a large number of Sasol Gas’ customers, the risk of a retrospective liability for Sasol Gas was identified in the event that customers institute claims for compensation based on the differences between the new approved MGPs and actual gas prices historically charged by Sasol Gas. In May 2022 Sasol Gas pro-actively approached its customers with a bespoke settlement offer for each affected customer to resolve this retrospective liability. By 30 June 2024 final and provisional settlements with an aggregate value of R1,7 billion have been reached with customers, which refunds were credited to the customer accounts. The remaining R66 million of the anticipated liability was reflected as an accrued expense as at 30 June 2024.

In December 2021 the Industrial Gas Users Association of Southern Africa (IGUA-SA) launched a legal review application in which it seeks to overturn the 2021 NERSA MGP decision that approved MGPs for Sasol Gas for the period from 2014 – 2023. Both NERSA and Sasol Gas opposed this further litigation. The matter was heard by the High Court on 30 and 31 May 2023. On 20 June 2024 the court handed down its decision to grant the review application. In its order the court overturned the 2021 NERSA MGP decision and remitted the matter back to NERSA to take a new MGP decision. Sasol Gas brought an application for leave to appeal the decision by the High Court and a hearing date for the appeal will be set in due course. An adverse outcome in this litigation could potentially lead to liability on the part of Sasol Gas, the extent of which is undeterminable as at 30 June 2024.

Competition Commission referral to Competition Tribunal of Gas Price complaints

During 2022 certain customers of Sasol Gas submitted complaints to the Competition Commission relating to alleged pricing conduct prohibited by the South African Competition Act, 1998 (Act No 89 of 1998). Following an application for an interdict to restrain Sasol from increasing its gas prices above the then ruling maximum price the Competition Tribunal issued an interdict in May 2023 providing that Sasol Gas can only increase its gas prices after two months’ written notice to the complainant and if the gas price was approved by NERSA. Following the approval by NERSA of the MGP for FY24, Sasol Gas complied with the required notice as ordered by the Competition Tribunal. The FY24 NERSA MGP decision was implemented by Sasol Gas as from 1 January 2024.

Sasol Gas launched a review application in the Competition Appeal Court to overturn the decisions by the Competition Commission relating to its investigation of the complaints as it relates to the gas prices because in terms of the Gas Act, NERSA is the industry regulator with the applicable jurisdiction for the regulation of gas prices in the South African piped gas market as long as there is inadequate competition in the market. This application was dismissed by the Competition Appeal Court (CAC) on 5 March 2024. On 22 July 2024 the Constitutional Court dismissed the Sasol Gas application for leave to appeal. The referral on 10 July 2023 by the Competition Commission of the price complaints will proceed before the Competition Tribunal. The exchange of pleadings in the matter continues in order to prepare for the hearing of the matter, the date of which will be determined in due course.

89 Sasol Annual Financial Statements 2024

33	Contingent liabilities continued
33.1	Litigation continued

Sasol Oil (Pty) Ltd & TotalEnergies Marketing South Africa (Pty) Ltd (Total) v Transnet SOC Ltd (Transnet) – Crude Oil Transportation Tariff dispute

Sasol Oil uses the crude oil pipeline owned by Transnet Pipelines to transport crude oil to NATREF for processing and is charged for this service at a specific crude oil tariff. This tariff was historically determined through a commercial agreement between the Parties, which agreement also included the so-called Variation Agreement relating to the inland nature of the NATREF refinery. After the tariffs started to be determined by NERSA in terms of the Petroleum Pipelines Act, 2003 (Act 60 of 2003) a dispute arose between the parties regarding the tariff applicable to the conveyance of crude oil.

In September 2017, Sasol Oil issued summons against Transnet for damages resulting from the difference between the transportation costs that should have been charged by Transnet in terms of the Variation Agreement compared to the tariffs that were actually charged by Transnet in terms of the NERSA approved tariffs. The NERSA approved tariffs do not distinguish between the tariff for crude oil and the tariff for refined products. The other user of NATRE, Total instituted legal proceedings of a similar nature against Transnet in 2013.

Transnet defended the matter. Sasol Oil and Total’s actions have been consolidated. Certain issues in the consolidated matter had been decided by the High Court in 2015 and the Supreme Court of Appeal (SCA) in 2016.

After certain separated issues in the ongoing litigation were heard by the Court, the High Court on 9 October 2020 made an order in favour of both Sasol Oil and Total. A subsequent appeal by Transnet to the SCA of two of the High Court’s findings, namely (i) that the High Court erred in finding that Transnet’s termination of the Variation Agreement was invalid and ineffectual and (ii) that the High Court erred in not finding that Sasol’s and Total’s claims did not disclose a cause of action was dismissed by the SCA in March 2021.

Thereafter, in April 2021, Transnet approached the Constitutional Court with an application for leave to appeal, which both Sasol Oil and Total opposed. The Constitutional Court handed down judgement on 21 June 2022:

●	The Constitutional Court did not grant Transnet leave to appeal on the cause of action issue. In the circumstances, Sasol and Total’s contractual damages claims following Transnet’s breach of the Variation Agreement continued in respect of the duration of the Variation Agreement, which was validly terminated on 13 September 2020 (see below);
●	The Constitutional Court granted Transnet leave to appeal in respect of the termination issue, allowed Transnet’s appeal and declared that the Variation Agreement was terminable, was terminated validly and came to an end on 13 September 2020. The Constitutional Court set aside the High Court’s order in so far as it related to the termination issue.

After the Parties were granted leave to amend their respective pleadings, the High Court litigation regarding the quantum of these claims proceeded from 15 April to 3 May 2024. On 18 June 2024, judgement was handed down by the High Court in Sasol Oil’s and Total’s favour. The Court awarded damages in the amount of R3,9 billion to Sasol, with interest (R2,3 billion calculated up to 31 May 2024). Sasol did not recognise the awarded damages in its financial statements for the year ended 30 June 2024 as the outcome of the process is not considered to be definitively closed. Transnet filed an application for leave to appeal this High Court decision during July 2024 and a date for the hearing of the application will be set in due course.

After the High Court judgement in 2020 mentioned above, Sasol Oil and Total proceeded to apply their own calculation of the corrected crude oil tariff in line with the High Court judgement and made payment for crude oil conveyance from December 2020 in accordance with this calculation. The calculation has been adjusted for each tariff year. These payments are at the reduced tariff and therefore constitute a shortfall to Transnet in respect of the tariff invoiced by Transnet over this period. In July 2022, Transnet instituted legal proceedings against Sasol Oil for payment of the aggregate shortfall in the tariff. Sasol Oil is defending these proceedings and the trial in this matter took place from 29 July 2024 to 15 August 2024.

90 Sasol Annual Financial Statements 2024

33	Contingent liabilities continued
33.1	Litigation continued

Final arguments in this matter are scheduled to take place on 29 and 30 August 2024.

Pursuant to Transnet’s persistent threats to not accept crude oil orders from Sasol Oil unless Sasol Oil makes payment of the full NERSA tariff on a pre-payment basis, Sasol Oil agreed with Transnet to make payment of Transnet’s invoices in full in respect of crude oil conveyance from 1 June 2023, but under protest so as to not compromise the legal proceedings. Sasol Oil has raised a payable for the shortfall according to Transnet’s formula for the period up to 1 June 2023.

In June 2023 Sasol Oil also launched a legal review application against the 2023/4 Transnet Tariff approval by NERSA to set the NERSA decision aside in which NERSA persisted with a single tariff and did not differentiate between the tariffs for crude oil and white product conveyance respectively. Sasol Oil will bring a review application against the 2024/5 Transnet Tariff approval by NERSA on the similar grounds.

Clause 12A application

Sasol’s emission sources at our operations in South Africa are regulated in accordance with atmospheric emission licenses which are based on the Minimum Emission Standards (MES) published in terms of section 21 of the National Environmental Management: Air Quality Act. On 11 July 2023, Sasol was informed that the National Air Quality Officer (NAQO) had declined its application of June 2022 in terms of Clause 12A of the MES to be regulated on an alternative emission load basis for the SO2 emissions from the boilers at its SO’s steam plants from 1 April 2025 onwards.

Sasol filed an appeal to the Minister of Forestry, Fisheries and the Environment (the Minister) in July 2023. On 5 April 2024, the Minister issued her decision, in terms of which she upheld Sasol’s appeal and set aside the decision of the NAQO. The Minister concluded that Sasol’s application met all the requirements of Clause 12A, and therefore replaced the NAQO's decision by permitting that load-based limits be applied from 1 April 2025 up to 31 March 2030, subject to further conditions. The decision was contingent on the Minister’s subsequent determination of concentration-based limits to apply in addition to the load-based limit. On 26 July 2024 Sasol received notification that the concentration-based limits have been determined. Sasol can accordingly continue with the implementation of its load-based integrated solution. Sasol will apply to the local licensing authority to incorporate the abovementioned limits in the atmospheric emissions license (AEL) for its Secunda Operations, to give effect to the Ministers decisions. The varied AEL will enable lawful operations from 1 April 2025.

The decision does not expressly refuse or grant a load-based dispensation beyond 31 March 2030, although this has been requested by Sasol in our initial application and appeal. The implementation of the reduction roadmap, as a condition of the decision, is contingent on SO2 also being regulated on a load-based limit beyond 31 March 2030. Accordingly, a further dispensation may be required as available in law, the outcome of which cannot be guaranteed.

Other litigation matters

From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business.

A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that the outcome of any of these cases would have a material effect on the Group's financial results.

91 Sasol Annual Financial Statements 2024

33	Contingent liabilities continued

33.2Competition matters

Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programmes and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

33.3Environmental orders

Sasol’s environmental obligation accrued at 30 June 2024 was R16 524 million compared to R17 293 million at 30 June 2023.

Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the Group.

34	Related parties
34.1	Transactions with related parties

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions are included in the financial performance and results of the Group. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment of receivables related to the amount of outstanding balances is required. Disclosure in respect of transactions with joint ventures and associates is provided in note 18.

Except for the Group's interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

92 Sasol Annual Financial Statements 2024

34	Related party transactions continued
34.2	Key management remuneration

Key management comprises Directors and members of the Group Executive Committee (GEC), who have been determined to be Prescribed Officers of Sasol Limited.

Executive directors’ remuneration and benefits

	S Baloyi³		FR Grobler⁴		VD Kahla		HA Rossouw⁵
	2024	2023	2024	2023	2024	2023	2024	2023
Executive Directors	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Salary	2 503	—	10 615	13 117	8 216	7 762	7 901	7 468
Risk and Retirement funding	385	—	—	—	388	380	894	844
Vehicle benefit	75	—	—	—	—	—	—	—
Healthcare	36	—	117	143	132	114	—	—
Taxable fringe benefits[6]	7	—	55	44	570	635	38	25
Total salary and benefits	3 006	—	10 787	13 304	9 306	8 891	8 833	8 337
Short-term incentive[1]	1 473	—	4 882	10 364	2 579	4 242	2 804	5 060
Long-term incentive [2]	2 675	—	5 492	17 028	2 794	14 681	—	—
Total annual remuneration	7 154	—	21 161	40 696	14 679	27 814	11 637	13 397

1	Short-term incentives approved based on the Group results for FY24 and payable in the FY25 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2024 x Group STI achievement x Individual Performance Achievement.
2	Long-term incentives gains for 2024 represent the annual and on-appointment grant awards made between 27 September 2021 and 25 May 2022. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (between 83,6% and 95,1%) x June 2024 average share price. The actual vesting date for the awards is between 27 September 2024 and 25 May 2025 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released in FY25 and the balance in FY27, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3	Mr Baloyi was appointed as Executive Director, President and CEO from 1 April 2024. His current remuneration has been apportioned between his 9-month service as a Prescribed Officer and 3-month service as President and CEO. A substantial market adjustment was approved for 1 October 2024.
4	Mr Grobler resigned as Executive Director, President and CEO on 31 March 2024.
5	Mr Rossouw tendered his resignation as Group CFO on 1 May 2024, but will serve the contractual 6 month notice period. All unvested LTIs will be forfeited upon his resignation.
6	Taxable fringe benefits may include vehicle insurance, security costs and other contractually agreed benefits.

93 Sasol Annual Financial Statements 2024

34	Related party transactions continued

34.2Key management remuneration continued

Executive directors’ unvested LTI holdings (number & intrinsic value) for 2024

	S Baloyi[5]		FR Grobler		VD Kahla		HA Rossouw
		Intrinsic		Intrinsic		Intrinsic		Intrinsic
	Number	value[1]	Number	value[1]	Number	value[1]	Number	value[1]
Executive Directors		R'000		R'000		R'000		R'000
Balance at beginning of the year	—	—	296 695	69 207	178 871	41 723	32 734	7 636
Awards granted[2]	—	—	86 491	21 354	38 537	9 514	44 086	10 884
Change in value[1]	—	(655)	—	(33 088)	—	(18 613)	—	(7 911)
Effect of corporate performance targets	—	—	(7 263)	(1 380)	(6 264)	(1 190)	—	—
Dividend equivalents	—	—	10 081	1 915	4 419	839	—	—
Awards settled[3]	—	—	(44 607)	(8 031)	(34 693)	(7 295)	—	—
Effect of changes in Executive Directors	79 004	11 565	(341 397)	(49 977)	—	—	—	—
Balance at the end of the year[4]	79 004	10 910	—	—	180 870	24 978	76 820	10 609
1	Intrinsic values at the beginning and end of the year have been determined using the closing price of:

30 June 2024 R138,10

30 June 2023 R233,26

Change in intrinsic value for the year results from changes in share price.

2	LTIs granted on 28 August 2023.
3	Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2023 that was settled in the 2024 financial year. Difference between the long-term incentive gains disclosed in 2023 and the amount settled in 2024 is due to difference in actual share price at vesting date and the share price at date of disclosure. 50% of the award that vested in 2024 is still subject to a continued employment period of two years.
4	Includes a total of 45 414 conditional LTIs issued in FY21 for which the renewable energy CPT has been deferred up to 31 December 2026.
5	On-appointment award could not be made in May 2024, due to the Executive Director being placed in a precautionary closed period and this award will be combined with the annual award, when the closed period is lifted.

94 Sasol Annual Financial Statements 2024

34	Related party transactions continued

34.2Key management remuneration continued

Prescribed Officers’ remuneration and benefits

	S Baloyi[3]		HC Brand[4]		V Bester⁵		BP Mabelane[6]
	2024	2023	2024	2023	2024	2023	2024	2023
Prescribed Officers	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Salary	4 352	4 773	—	5 088	1 386	—	6 153	7 778
Risk and Retirement funding	857	1 017	—	1 492	211	—	290	380
Vehicle benefit	225	300	—	234	—	—	—	—
Healthcare	106	126	—	101	28	—	47	60
Taxable fringe benefits[7]	20	179	—	2 531	1 001	—	22 625	1 008
Total salary and benefits	5 560	6 395	—	9 446	2 626	—	29 115	9 226
Short-term incentive[1]	4 418	3 672	—	3 553	479	—	—	4 227
Long-term incentive[2]	—	4 103	—	6 045	1 086	—	—	15 876
Total annual remuneration	9 978	14 170	—	19 044	4 191	—	29 115	29 329
1	Short-term incentives approved based on the Group results for FY24 and payable in the FY25 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2024 x Group STI achievement x Individual Performance Achievement.
2	Long-term incentives gains for 2024 represent the annual and on-appointment grant awards made between 27 September 2021 and 25 May 2022. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (between 83,6% and 100%) x June 2024 average share price. The actual vesting date for the awards is between 27 September 2024 and 25 May 2025 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released in FY25 and the balance in FY27, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3	Mr Baloyi was appointed as Executive Director, President and CEO from 1 April 2024. His current remuneration has been apportioned between his 9-month service as a Prescribed Officer and 3 month service as President and CEO.
4	Mr Brand retired on 30 June 2023. Taxable fringe benefits include a R2 516 801 accumulated leave encashment paid with his final salary.
5	Mr Bester was appointed as EVP: Energy Operations and Projects from 1 April 2024. When Mr Bester joined in May 2022, a staggered buy-out agreement was implemented to partially compensate for variable pay already earned with his previous employer but forfeited upon resignation before the vesting date. The last tranch of R1 million was paid in May 2024.
6	An agreement was reached with Ms Mabelane regarding her resignation from the Company on 31 March 2024. Taxable fringe benefits include an agreed separation payment. She has no further rights to any other compensation.
7	Taxable fringe benefits may include vehicle insurance, security costs, leave encashment on service termination and other contractually agreed benefits.

95 Sasol Annual Financial Statements 2024

34	Related party transactions continued

34.2Key management remuneration continued

	CK Mokoena		CF Rademan[3]		BV Griffith⁴		AGM Gerber⁵
	2024	2023	2024	2023	2024	2023	2024	2023
Prescribed Officers	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Salary	6 655	6 283	2 314	6 753	9 594	11 023	1 943	—
Risk and Retirement funding	363	357	—	—	2 012	812	51	—
Vehicle benefit	—	—	—	—	—	—	75	—
Healthcare	157	143	—	—	311	365	21	—
Taxable fringe benefits[6]	21	15	249	2	469	546	113	—
Total salary and benefits	7 196	6 798	2 563	6 755	12 386	12 746	2 203	—
Short-term incentive[1]	2 119	3 380	1 624	3 200	2 730	6 087	—	—
Long-term incentive[2]	2 295	5 929	—	—	2 935	7 169	—	—
Total annual remuneration	11 610	16 107	4 187	9 955	18 051	26 002	2 203	—
1	Short-term incentives approved based on the Group results for FY24 and payable in the FY25 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2024 x Group STI achievement x Individual Performance Achievement.
2	Long-term incentives gains for 2024 represent the annual and on-appointment grant awards made between 27 September 2021 and 25 May 2022. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (between 83,6% and 100%) x June 2024 average share price. The actual vesting date for the awards is between 27 September 2024 and 25 May 2025 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released in FY25 and the balance in FY27, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3	Mr Rademan retired as Prescribed Officer and EVP: Sasol Mining on 31 October 2023. A pro rata STI payment in respect of Mining specific objectives achieved for the contract period, was approved by the Committee. Mr Rademan did not receive any LTIs for the contract period.
4	Mr Griffith stepped down as Prescribed Officer and EVP Chemicals on 14 April 2024. His Retirement funding includes a contractually agreed retirement gratuity of $65 000.
5	Ms Gerber was appointed on 15 April 2024 as Prescribed Officer and EVP: International Chemicals on a German employment contract, payable in Euros. Taxable fringe benefits include accommodation costs for a three-month period, per her contract of employment.
6	Taxable fringe benefits may include vehicle insurance, security costs, leave encashment on service termination and other contractually agreed benefits.

96 Sasol Annual Financial Statements 2024

34	Related party transactions continued

34.2Key management remuneration continued

	C Herrmann³		SD Pillay⁴		H Wenhold⁵
	2024	2023	2024	2023	2024	2023
Prescribed Officers	R'000	R'000	R'000	R'000	R'000	R'000
Salary	1 845	—	1 192	—	3 548	—
Risk and Retirement funding	142	—	192	—	1 039	—
Vehicle benefit	—	—	38	—	71	—
Healthcare	25	—	28	—	75	—
Taxable fringe benefits[6]	648	—	—	—	28	—
Total salary and benefits	2 660	—	1 450	—	4 761	—
Short-term incentive¹	577	—	422	—	1 378	—
Long-term incentive²	2 062	—	778	—	3 791	—
Total annual remuneration	5 299	—	2 650	—	9 930	—
1	Short-term incentives approved based on the Group results for FY24 and payable in the FY25 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2024 x Group STI achievement x Individual Performance Achievement.
2	Long-term incentives gains for 2024 represent the annual and on-appointment grant awards made between 27 September 2021 and 25 May 2022. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (between 83,6% and 100%) x June 2024 average share price. The actual vesting date for the awards is between 27 September 2024 and 25 May 2025 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released in FY25 and the balance in FY27, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3	Mr Herrmann was appointed as Prescribed Officer and EVP: Marketing and Sales Energy and Chemicals Southern Africa from 1 April 2024 on a German employment contract, expatriated to South Africa. His salary continues to be paid in Euros. Taxable fringe benefits include relocation costs from Germany to South Africa.
4	Dr Pillay was appointed as Prescribed Officer and EVP: Business Building, Strategy and Technology from 1 April 2024.
5	Mr Wenhold was appointed as Prescribed Officer and EVP: Mining, Risk and SHE from 1 November 2023.
6	Taxable fringe benefits may include vehicle insurance, security costs, leave encashment on service termination and other contractually agreed benefits.

97 Sasol Annual Financial Statements 2024

34	Related party transactions continued

34.2Key management remuneration continued

Prescribed Officers’ unvested LTI holdings (number & intrinsic value) for 2024

	S Baloyi		V Bester[6]		C Herrmann[6]		BP Mabelane⁵
		Intrinsic		Intrinsic		Intrinsic		Intrinsic
	Number	value[1]	Number	value[1]	Number	value[1]	Number	value[1]
Prescribed Officers		R'000		R'000		US$'000		R'000
Balance at beginning of the year	54 763	12 774	—	—	—	—	148 998	34 755
Awards granted[2]	32 325	7 981	—	—	—	—	38 358	9 471
Change in value[1]	—	(7 799)	—	(174)	—	200	—	(12 434)
Effect of corporate performance targets	(393)	(75)	—	—	(587)	(6)	(28 870)	(5 484)
Dividend equivalents	2 373	451	—	—	2 634	27	7 865	1 494
Awards settled[3]	(10 064)	(1 767)	—	—	(14 116)	(174)	(37 626)	(8 958)
Awards forfeited[5]	—	—	—	—	—	—	(38 358)	(5 615)
Effect of changes in Prescribed Officers	(79 004)	(11 565)	20 927	3 064	70 909	550	(90 367)	(13 229)
Balance at the end of the year[4]	—	—	20 927	2 890	58 840	597	—	—
1	Intrinsic values at the beginning and end of the year have been determined using the closing price of:

30 June 2024 R138,10 ($10,14)

30 June 2023 R233,26 ($12,38)

Change in intrinsic value for the year results from changes in share price.

2	LTIs granted on 28 August 2023 and 17 November 2023 (H Wenhold only).
3	Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2023 that was settled in the 2024 financial year. Difference between the long-term incentive gains disclosed in 2023 and the amount settled in 2024 is due to difference in actual share price at vesting date and the share price at date of disclosure.
4	Includes a total of 22 401 conditional LTIs issued in FY21 for which the renewable energy CPT has been deferred up to 31 December 2026.
5	Mrs Mabelane resigned effective 31 March 2024. In terms of the 2022 LTI Plan rules, her 28 August 2023 award lapsed on resignation.
6	On-appointment awards for Messrs Bester, Herrmann and Ms Gerber could not be made in May 2024, due to them being placed in a precautionary closed period and this award will be combined with the annual award, when the closed period is lifted.

98 Sasol Annual Financial Statements 2024

34	Related party transactions continued

34.2Key management remuneration continued

Prescribed Officers’ unvested LTI holdings (number & intrinsic value) for 2024 continued

	CK Mokoena		S Pillay[5]		H Wenhold		BV Griffith
	Number	Intrinsic value[1]	Number	Intrinsic value[1]	Number	Intrinsic value[1]	Number	Intrinsic value[1]
Prescribed Officers		R'000		R'000		R'000		US$'000
Balance at beginning of the year	112 126	26 155	—	—	—	—	146 862	1 818
Awards granted[2]	31 655	7 816	—	—	33 923	7 650	53 337	703
Change in value[1]	—	(13 332)	—	(186)	—	(10 664)	—	(761)
Effect of corporate performance targets	(2 530)	(481)	424	81	(608)	(115)	(3 015)	(31)
Dividend equivalents	3 652	694	—	—	3 673	698	3 487	35
Awards settled[3]	(17 282)	(3 228)	—	—	(15 577)	(2 734)	(18 597)	(196)
Effect of changes in Prescribed Officers	—	—	19 754	2 892	83 659	19 675	(182 074)	(1 568)
Balance at the end of the year[4]	127 621	17 624	20 178	2 787	105 070	14 510	—	—
1	Intrinsic values at the beginning and end of the year have been determined using the closing price of:

30 June 2024 R138,10 ($10,14)

30 June 2023 R233,26 ($12,38)

Change in intrinsic value for the year results from changes in share price.

2	LTIs granted on 28 August 2023 and 17 November 2023 (H Wenhold only).
3	Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2023 that was settled in the 2024 financial year. Difference between the long-term incentive gains disclosed in 2023 and the amount settled in 2024 is due to difference in actual share price at vesting date and the share price at date of disclosure.
4	Includes a total of 22 401 conditional LTIs issued in FY21 for which the renewable energy CPT has been deferred up to 31 December 2026.
5	On - appointment awards for Dr Pillay and Ms Gerber could not be made in May 2024, due to them being placed in a precautionary closed period and this award will be combined with the annual award, when the closed period is lifted.

99 Sasol Annual Financial Statements 2024

34	Related party transactions continued

34.2Key management remuneration continued

The total IFRS2 charge for LTIs awarded to the Executive Directors and the Prescribed Officers in 2024 amounted to R30 million (30 June 2023: R29 million) and R41 million (30 June 2023: R45 million).

Non-executive Directors’ remuneration

				Ad Hoc or
		Lead inde-		special
	Board	pendent		purpose
	meeting	Director	Committee	board	Total[1]	Total[10]
	fees[2]	fees[2]	fees[2]	committee[2]	2024	2023
Non-executive Directors	R'000	R'000	R'000	R'000	R'000	R'000
SA Nkosi (Chairman)[3]	1 936	—	—	—	1 936	5 053
S Westwell (Lead Independent Director)[4]	4 794	314	504	—	5 612	4 480
MJ Cuambe	1 983	—	702	—	2 685	2 860
MBN Dube[5]	2 927	—	1 341	—	4 268	3 163
M Flöel[6]	2 380	—	1 163	—	3 543	2 989
K Harper[7]	2 380	—	729	—	3 109	2 633
GMB Kennealy	1 778	—	945	—	2 723	2 731
NNA Matyumza	1 778	—	560	—	2 338	2 340
MEK Nkeli	1 778	—	769	—	2 547	2 553
A Schierenbeck[8]	785	—	190	—	975	1 293
S Subramoney	1 778	—	560	—	2 338	2 340
TJ Cumming[9]	161	—	56	—	217	—
Total	24 458	314	7 519	—	32 291	32 435

1	Fees exclude VAT.
2	Board and Committee fees are based in USD, thus impacted by the USD/ZAR foreign exchange rates as determined from time to time. For non-Executive Directors permanently residing outside of the UK, Europe and North America, effective 1 January 2023, the exchange rate was fixed for the following 12 month period using the average exchange rate from 1 July 2021 to December 2022. Effective 1 January 2024, the exchange rate was fixed for the period using the average exchange rate from July 2022 to October 2023. A cost-of-living factor is also applied to the fees for these directors.
3	Mr Nkosi resigned from the Board, effective 10 November 2023. A pro rata portion of the Board Chairman fee was paid in Q2 FY24.
4	Mr Westwell was appointed as the interim Chairman of the Board effective 11 November 2023. Subsequently, Mr Westwell was paid a pro rata portion of the Board Chairman, Lead Independent Director and Committee fees in Q2 FY24. Mr Westwell retired as Chairman of the Sasol Limited Board, effective 1 June 2024 and received a pro rata portion of the Board Chairman fee for Q4.
5	Ms Dube was appointed as a member of the Audit Committee effective 11 August 2023. A pro rata portion of the Audit committee quarterly fee was paid in Q1 FY24. Ms Dube in her capacity as Lead Independent Director, additionally carried out the responsibilities of the acting Chairman of the Board on the retirement of the Chairman. Subsequently, Ms Dube received payment for one third of the Board Chairman fee and two thirds of the Board, Lead Independent Director, member of Nomination & Governance, Capital Investment Committee and Chair of the Safety, Social & Ethics Committee fee for Q4 of FY24.

100 Sasol Annual Financial Statements 2024

34	Related party transactions continued

34.2Key management remuneration continued

6	Dr Flöel was appointed as the Chairman of the Capital Investment Committee and member of the Nomination Governance Committee effective 16 November 2023. A pro rata portion of the of Capital Investment Committee Chairman and Nomination Governance Committee quarterly fee was paid in Q2 FY24.
7	Ms Harper was appointed as member of the Capital Investment Committee effective 11 August 2023. A pro rata portion of the Capital Investment Committee quarterly fee was paid in Q1 FY24.
8	Mr Schierenbeck resigned from the Board effective 31 October 2023. A pro rata portion of the Board and Committees was paid in Q2 FY24.
9	Mr Cumming was appointed as a Sasol Limited NED and member of the Capital Investment Committee, Remuneration Committee and Safety, Social & Ethics Committee, effective 1 June 2024. Mr Cumming received a pro rata portion of the Board & Committee fees for Q4 FY24.
10	2023 fees include VAT.

35	Subsequent events

There were no events that occurred subsequent to 30 June 2024.

101 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments

36.1Financial instruments classification and fair value measurement

The following table shows the classification, carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1Quoted prices in active markets for identical assets or liabilities.

Level 2Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).

Level 3Inputs for the asset or liability that are unobservable.

		Carrying		Carrying
		value	Fair value	value	Fair value	Fair value
		2024	2024	2023	2023	hierarchy
Financial instrument	Note	Rm	Rm	Rm	Rm	of inputs
Financial assets
At amortised cost
Long-term restricted cash[6]		1 709	1 709	1 447	1 447	Level 1[1]
Long-term receivables	17	3 051	2 906	2 803	2 803	Level 3[2]
Trade and other receivables	22	31 272	31 272	30 915	30 915	Level 3[3]
Cash and cash equivalents	25	45 383	45 383	53 926	53 926	Level 1[1]
At fair value through profit or loss
Long-term and short-term financial assets		3 978	3 978	2 225	2 225
Commodity and currency derivative assets		1 297	1 297	472	472	Level 2
Oxygen supply contract embedded derivative assets		508	508	516	516	Level 3
Other short-term investments		2 173	2 173	1 237	1 237	Level 1[1]
Other long-term investments[6]		814	814	—	—	Level 1[4]
Designated at fair value through other comprehensive income
Investments in listed securities[6]		—	—	701	701	Level 1[4]
Investments in unlisted securities[6]		9	9	12	12	Level 3[5]
Financial liabilities
At amortised cost
Total long-term debt	13	117 031	113 315	124 068	116 533
Listed long-term debt (USD bonds)[7]		59 687	55 778	90 248	82 768	Level 1[4]
Listed long-term debt (ZAR bonds)[7]		4 530	4 453	2 106	2 079	Level 2[4]
Listed convertible bonds[7]		12 099	12 276	12 238	12 072	Level 3[8]
Unlisted long-term debt[7]		40 715	40 808	19 476	19 614	Level 3[2]
Lease liabilities[9]	14	17 437		16 297
Short-term debt and bank overdraft		687	687	238	238	Level 3[3]
Trade and other payables	23	32 551	32 551	35 118	35 118	Level 3[3]
At fair value through profit or loss
Long-term and short-term financial liabilities		619	619	3 397	3 397
Commodity and currency derivative liabilities		18	18	1 102	1 102	Level 2
Convertible bond embedded derivative liability		59	59	1 302	1 302	Level 3
Oxygen supply contract embedded derivative liabilities		542	542	993	993	Level 3
1	The carrying value of cash and other short-term investments is considered to reflect its fair value.

102 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued

36.1Financial instruments classification and fair value measurement continued

2	Determined with a discounted cash flow model using market related interest rates.
3	The fair value of these instruments approximates their carrying value, due to their short-term nature.
4	Based on quoted market price for the same instrument. The ZAR bonds have been classified as a level 2 fair value measurement due to the relatively low level of liquidity in the local debt market.
5	Determined using discounted cash flows modelling forecasted earnings, capital expenditure and debt cash flows of the underlying business, based on the forecasted assumptions of inflation, exchange rates, commodity prices and an appropriate WACC for the region.
6	Presented as part of Other long-term investments in the Statement of financial position.
7	Carrying value includes interest and unamortised loan costs.
8	The fair value of the amortised cost component of the US$ Convertible Bond is based on the quoted price of the instrument after separating the fair value of the derivative component.
9	Recognised under IFRS 16.

There were no transfers between levels for recurring fair value measurements during the period. There was no change in valuation techniques compared to the previous financial period. For all other financial instruments, fair value approximates carrying value.

Commodity and currency derivative assets and liabilities

Valued using forward rate interpolator model, appropriate currency specific discount curve, discounted expected cash flows and numerical approximation as appropriate. Significant inputs include forward exchange contracted rates, market foreign exchange rates, forward contract rates and market commodity prices such as crude oil prices, coal prices and ethane prices.

Oxygen supply contract embedded derivative assets and liabilities

Relates to the US labour and inflation index and ZAR/EUR exchange rate embedded derivatives contained in the SO long-term gas supply agreements. The following table reconciles the opening and closing balance of the net embedded derivative asset/(liability):

	2024	2023
for the year ended 30 June	Rm	Rm
Balance at the beginning of the year	(477)	339
Amounts settled during the year	1	(22)
Unrealised fair value loss recognised in other operating expenses and income	442	(794)
Balance at the end of the year	(34)	(477)

103 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued

36.1Financial instruments classification and fair value measurement continued

The fair value of the embedded derivative financial instrument contained in a long-term oxygen supply contract to our SO is impacted by a number of observable and unobservable variables at valuation date. The embedded derivative was valued using a forward rate interpolator model, discounted expected cash flows and numerical approximation, as appropriate.

The table below provides a summary of the significant unobservable inputs applied in the valuation together with the expected impact on profit or loss as a result of reasonably possible changes thereto at reporting date, holding other inputs constant:

			Increase/(decrease) in profit or
			loss and equity
	Inputs	Change	2024	2023
Input	applied	in input	Rm	Rm
Rand/US$ Spot price	R18,19/US$	+R1/US$	(478)	(478)
	(2023: R18,76/US$)	-R1/US$	478	478
US$ Swap curve	3,63% - 5,06%	+10bps	81	87
	(2023: 3,30% – 5,60%)	-10bps	(82)	(89)
Rand Swap curve	7,76% - 10,35%	+100bps	(688)	(734)
	(2023: 8,36% – 10,41%)	-100bps	784	848

Convertible bond embedded derivative liability

Relates to the embedded derivative contained in the US$750 million convertible bond issued on 8 November 2022. The following table reconciles the opening and closing balance of the embedded derivative liability:

	2024	2023
for the year ended 30 June	Rm	Rm
Balance at the beginning of the year	1 302	—
Recognition of embedded derivative upon issue of bond	—	2 089
Unrealised fair value loss recognised in other operating expenses and income	(1 233)	(867)
Translation of foreign operations	(10)	80
Balance at the end of the year	59	1 302

The embedded derivative was valued using quoted bond market prices and binomial tree approach. Significant inputs include conversion price (US$18,79;30 June 2023: 19,86), spot share price (R138,10; 30 June 2023: R233,26), converted to USD at the prevailing USD/ZAR FX spot rate (R18,19/US$; 30 June 2023: R18,83/US$), observable bond market price (90,42% of par; 30 June 2023: 94,7% of par). Although many inputs into the valuation are observable, the valuation method separates the fair value of the derivative from the quoted fair value of the US$ Convertible Bond by adjusting certain observable inputs. These adjustments require the application of judgement and certain estimates. Changes in the relevant inputs impact the fair value gains and losses recognised. The table below provides a summary of these inputs together with the expected impact on profit or loss as a result of reasonably possible changes thereto at reporting date:

			Increase/(decrease) in profit or
			loss and equity
	Inputs	Change	2024	2023
Input	applied	in input	Rm	Rm
Credit spread	372bps	+100bps	(364)	(433)
	(2023: 460bps)	-100bps*	59	455
Calibrated volatility	21,39%	+5%	(81)	(377)
	(2023: 27,84%)	-5%	45	364
*

A 100bps decrease in the applied credit spread will result in the bond floor exceeding the market price of the instrument and as such the impact has been limited to the value of the embedded derivative at 30 June 2024.

104 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued

36.1Financial instruments classification and fair value measurement continued

For purposes of the sensitivity analysis, the market value of the overall instrument was kept stable and so the actively changed variable (e.g., volatility) results in an offsetting change to the other (e.g., credit spread).

36.2	Financial risk management

The group is exposed in varying degrees to a number of financial instrument related risks. The Group Executive Committee (GEC) has the overall responsibility for the establishment and oversight of the Group’s risk management framework. The GEC established the Safety Committee, which is responsible for providing the Board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and assess these risks. Based on the risk management process Sasol refined its hedging policy and the Sasol Limited Board appointed a subcommittee, the Audit Committee, that meets regularly to review and, if appropriate, approve the implementation of hedging strategies for the effective management of financial market related risks.

The Group has a central treasury function that manages the financial risks relating to the Group’s operations.

Capital allocation

The Group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the Group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to grow shareholder value sustainably.

The Group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The Group monitors capital utilising a number of measures, including the gearing ratio (net debt to shareholders’ equity). Gearing takes into account the Group’s substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. The Group’s gearing level for 2024 increased to 63,6% (2023 – 44,7%; 2022 – 41,7%) largely due to the significant impairment charge in the current period.

Financing risk

Financing risk refers to the risk that financing of the Group’s net debt requirements and refinancing of existing borrowings could become more difficult or more costly in the future. This risk can be decreased by managing the Group within the targeted gearing ratio, maintaining an appropriate spread of maturity dates, and managing short-term borrowings within acceptable levels.

The Group’s target for long-term borrowings include an average time to maturity of at least two years, and an even spread of maturities.

Credit rating

	Credit rating
Agency	2024	2023
S&P	BB+ (stable)	BB+ (stable)
Moody’s	Ba1 (stable)	Ba2 (positive)

On 28 November 2023, Moody’s upgraded Sasol’s rating to Ba1 from Ba2 and changed the outlook to stable from positive. Moody’s cited that the change in ratings reflects the company’s sustained improvement in credit metrics and reduction in debt levels as a result of sustained higher oil prices, asset disposal proceeds and a resilient business performance.

105 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued
36.2	Financial risk management continued

Risk profile

Risk management and measurement relating to each of these risks is discussed under the headings below (sub-categorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position.

Credit risk

Credit risk refers to the potential for financial loss when a counterparty fails to fulfill their contractual financial obligations. This risk is considered low when, based on current and projected information, the financial instrument has a low risk of default or there is a high likelihood that the counterparty will consistently meet their debt payments as per agreed terms.

How we manage the risk

The credit risk is managed/mitigated through:

●	thorough assessment of the counterparties creditworthiness by analysing their financial statements to determine their financial health and ability to service their debt obligation; and
●	periodic review of the credit limits to assess risk exposure and ensuring that the facility is sufficiently secured.

The Group manages risk by securing the debtor’s book through an insurance policy or obtaining security in the form of bank guarantees or insurance guarantees. In the instance of doing business with major corporate or listed entities the unsecured credit facility is supported through a motivational business paper submitted to the signatories as per the delegation of authority (DoA). The counterparties credit limits are reviewed and approved as per the DoA.

The Group monitors the age analysis monthly in order to identify any specific provision to be raised for those particular counterparties with adverse information or defaulting in payment of their debt.

Expected Credit Loss (ECL) is calculated by considering the probability of default, loss given default, contractual terms of payment and account receivable balance (exclusive of specifically provided debtors) as at a particular time of calculation.

●	The probability of default (PD) rate is based on external and internal information. The PD rate is the average of Moody’s, Fitch and S&P Corporate and/or Sovereign rates, depending on whether the customer is corporate, or government related. For customers or debtors that are not rated by a formal rating agency, the group allocates internal credit ratings and default rates taking into account forward looking information, based on the debtor’s profile, security/surety obtained and financial status.
●	Loss given default (LGD) is based on the Basel model. World-wide, and especially in South Africa, economies have faced a series of global and local disruptions, including price volatility, elevated energy costs, high inflation, higher cost of debt, etc. As a result, the group applies the Board of Governors of the Federal Reserve System’s formula to derive a downturn LGD to be used for 2024 and 2023, namely 50% for unsecured financial assets and 40% for secured financial assets.

Trade receivables expected credit loss is calculated over lifetime. Long-term and other receivables that are rated as investment grade are considered to have low credit risk, and the Group considers credit risk to have increased significantly when the customer’s credit rating has been downgraded to a lower grade (e.g. from Investment grade to Speculative grade). The Group considers customers to be in default when the receivable is past its due standard and agreed credit terms. The contractual payment terms for receivables vary according to the credit policy.

106 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued
36.2	Financial risk management continued

No single customer represents more than 10% of the Group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2024, 2023 and 2022. The majority of the Group's turnover is generated from sales within South Africa, Europe, and the United States - refer to the Segment information. The geographical concentration of credit risk is largely aligned with the regions in which the turnover was earned.

Detail of allowances for credit losses:

					12-month
	Lifetime ECL				ECL
					No
	Significant				significant
	increase in	Simplified			increase in
	credit risk	approach			credit risk	Total
	since initial	for trade	Credit-	Total lifetime	since initial	expected
	recognition	receivables	impaired	ECL	recognition	credit loss
	Rm	Rm	Rm	Rm	Rm	Rm
2024
Long-term receivables	—	—	132	132	24	156
Trade receivables	—	184	116	300	—	300
Other receivables	128	—	438	566	4	570
	128	184	686	998	28	1 026

					12-month
	Lifetime ECL				ECL
					No
	Significant				significant
	increase in	Simplified			increase in
	credit risk	approach			credit risk	Total
	since initial	for trade	Credit-	Total lifetime	since initial	expected
	recognition	receivables	impaired	ECL	recognition	credit loss
	Rm	Rm	Rm	Rm	Rm	Rm
2023
Long-term receivables	—	—	49	49	62	111
Trade receivables	—	34	227	261	—	261
Other receivables	102	—	385	487	4	491
	102	34	661	797	66	863

The ECL relating to long-term receivables increased despite a decrease in carrying amount due to deteriorating credit ratings as well as a specific allowances against a large defaulting customer.

Overview of the credit risk profile of financial assets measured at amortised cost is as follows:

	2024			2023
	Low risk	Medium risk	High risk	Low risk	Medium risk	High risk
			CCC+ and			CCC+ and
	AAA to A-	BBB+ to B-	below	AAA to A-	BBB+ to B-	below
	%	%	%	%	%	%
Long-term receivables	19	77	4	29	59	12
Trade receivables	81	15	4	77	18	5
Other receivables	50	34	15	82	15	3
Cash and cash equivalents*	17	81	2	20	78	2
*	Includes long-term restricted cash.

107 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued
36.2	Financial risk management continued

Liquidity risk

Liquidity risk is the risk that an entity in the Group will be unable to meet its obligations as they become due.

The global economic landscape remains volatile, including fluctuating oil and petrochemical prices, an unstable product demand environment and inflationary pressure. In South Africa, the underperformance of state-owned enterprises and socio-economic challenges continues to impact volumes, margins and resultant profitability.

How we manage the risk

The Group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the Group is maintaining a positive liquidity position, conserving the Group’s cash resources through continued focus on working capital improvement, cost savings and capital reprioritisation.

The Group’s is largely financed through USD - denominated debt. The Group meets its financing requirements through a mixture of cash generated from its operations and, short and long-term borrowings and strives to maintain adequate banking facilities and reserve borrowing capacities. Adequate banking facilities and reserve borrowing capacities are maintained. In the prior year, the Group has refinanced its existing banking facilities, due to mature in calendar year 2024, into a new banking facility totaling nearly US$3 billion comprising of a revolving credit facility and term loan facility, both with a five-year maturity and with two extension options of one year each. The Group is in compliance with all of the financial covenants per its loan agreements, none of which are expected to present a material restriction on funding or its investment policy in the near future. A net debt to EBITDA covenant level of 3 times is applicable to the term loan and revolving credit facility. The Group was within this threshold at 30 June 2024.

Protection of downside risk for the balance sheet was a key priority for the Group during volatile times, resulting in the execution of our hedging programme to address oil price, ethane price and currency exposure.

108 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued
36.2	Financial risk management continued

Our exposure to and assessment of the risk

The maturity profile of the undiscounted contractual cash flows of financial instruments at 30 June were as follows:

		Carrying	Contractual	Within one	One to	Three to	More than
		amount	cash flows*	year	three years	five years	five years
	Note	Rm	Rm	Rm	Rm	Rm	Rm
2024
Financial assets
Non-derivative instruments
Long-term receivables	17	3 051	3 283	90	1 630	588	975
Trade and other receivables	22	31 272	31 272	31 272	—	—	—
Cash and cash equivalents	25	45 383	45 383	45 383	—	—	—
Investments through other comprehensive income		9	9	9	—	—	—
Long-term and short-term investments through profit or loss		2 987	2 987	2 987	—	—	—
Long-term restricted cash		1 709	1 709	—	—	—	1 709
		84 411	84 643	79 741	1 630	588	2 684
Derivative instruments
Forward exchange contracts		711	22 090	22 090	—	—	—
Crude oil put options		279	279	279	—	—	—
Foreign exchange zero cost collars		302	302	302	—	—	—
Other commodity derivatives		5	5	5	—	—	—
Oxygen supply contract embedded derivative		508	822	69	138	138	477
		86 216	108 141	102 486	1 768	726	3 161
Financial liabilities
Non-derivative instruments
Long-term debt**	13	(117 031)	(153 995)	(7 805)	(28 914)	(99 312)	(17 964)
Lease liabilities	14	(17 437)	(37 769)	(3 718)	(5 595)	(4 289)	(24 167)
Short-term debt	15	(566)	(566)	(566)	—	—	—
Trade and other payables	23	(32 551)	(32 551)	(32 551)	—	—	—
Bank overdraft	25	(121)	(121)	(121)	—	—	—
		(167 706)	(225 002)	(44 761)	(34 509)	(103 601)	(42 131)
Derivative instruments
Forward exchange contracts		(11)	(21 390)	(21 390)	—	—	—
Other commodity derivatives		(7)	(7)	(7)	—	—	—
Oxygen supply contract embedded derivative		(542)	(3 654)	(34)	(35)	14	(3 599)
		(168 266)	(250 053)	(66 192)	(34 544)	(103 587)	(45 730)
*	Contractual cash flows include interest payments.

**

The repayment of the notional amount of the convertible bonds is included in the one to three years category, in line with the contractual maturity date, based on obtaining the requisite shareholder approval for the convertible bonds to be settled in Sasol ordinary shares.

109 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued

36.2	Financial risk management continued

Current financial assets are sufficient to cover financial liabilities for the next year. The shortfall beyond one year will be funded through cash generated from operations, utilisation of available facilities and the refinancing of existing debt.

		Carrying	Contractual	Within one	One to	Three to	More than
		amount	cash flows*	year	three years	five years	five years
	Note	Rm	Rm	Rm	Rm	Rm	Rm
2023
Financial assets
Non-derivative instruments
Long-term receivables	17	2 803	3 105	—	1 119	273	1 713
Trade and other receivables	22	30 915	30 915	30 915	—	—	—
Cash and cash equivalents	25	53 926	53 926	53 926	—	—	—
Investments through other comprehensive income		713	713	713	—	—	—
Investments through profit or loss		1 237	1 237	1 237	—	—	—
Long-term restricted cash		1 447	1 447	—	—	—	1 447
		91 041	91 343	86 791	1 119	273	3 160
Derivative instruments
Forward exchange contracts		133	17 866	17 866	—	—	—
Crude oil put options		253	253	253	—	—	—
Foreign exchange zero cost collars		76	76	76	—	—	—
Other commodity derivatives		10	10	10	—	—	—
Oxygen supply contract embedded derivative		516	891	69	138	138	546
		92 029	110 439	105 065	1 257	411	3 706
Financial liabilities
Non-derivative instruments
Long-term debt**	13	(124 068)	(152 653)	(44 932)	(11 970)	(41 366)	(54 385)
Lease liabilities	14	(16 297)	(34 111)	(3 261)	(5 364)	(3 559)	(21 927)
Short-term debt	15	(79)	(79)	(79)	—	—	—
Trade and other payables	23	(35 118)	(35 118)	(35 118)	—	—	—
Bank overdraft	25	(159)	(159)	(159)	—	—	—
		(175 721)	(222 120)	(83 549)	(17 334)	(44 925)	(76 312)
Derivative instruments
Forward exchange contracts		(353)	(18 086)	(18 086)	—	—	—
Foreign exchange zero cost collars		(579)	(579)	(579)	—	—	—
Crude oil futures		(12)	(12)	(12)	—	—	—
Ethane swap options		(158)	(158)	(158)	—	—	—
Oxygen supply contract embedded derivative		(993)	(3 606)	(64)	(109)	(101)	(3 332)
		(177 816)	(244 561)	(102 448)	(17 443)	(45 026)	(79 644)
*	Contractual cash flows include interest payments.
**

The Long-term debt maturity analysis was revised to allocate the US$750 million convertible bond contractual cash flows to the earliest maturity period presented to reflect the counterparty call option which is exercisable at any time. Refer to note 1.1. An amount of R9,4 billion is included in the Contractual cash flows and within one year categories above. The prevailing conversion price at 1 July 2023, the date of the presumed conversion, was US$19,8595. Bondholders would realise a loss when exercising their conversion rights at this date given that the average share price traded significantly lower than the conversion price, and conversion at this date is therefore considered unlikely. Previously, the maturity analysis was presented on the basis that the convertible bond is repaid in accordance with its maturity date of November 2027. The amounts previously included in the maturity analysis relating to the convertible bond were as follows: R17,0 billion under Contractual cash flows, R0,6 billion under Within one year, R1,3 billion under One to three years and R15,1 billion under Three to five years.

110 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued
36.2	Financial risk management continued

Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The Group's financial market risk management objectives, which inform the hedging philosophy of the Group, are:

●	To prudently manage the Group’s financial market risks in order to reduce the financial impact due to adverse movements in market rates/prices (i.e. protect cash flows), contributing to Sasol meeting its strategic financial objectives and remaining within Sasol Ltd Board’s approved risk appetite and risk tolerance levels; and
●	To reduce earnings volatility in order to increase certainty and predictability of future cash flows for planning purposes.

The market price movements that the Group is exposed to include:

Foreign currency risk

Foreign currency risk is a risk that earnings and cash flows will be affected due to changes in exchange rates.

How we manage the risk

The Audit Committee sets broad guidelines in terms of tenor and hedge cover ratios specifically to assess future currency exposure, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed from time to time. This hedging strategy enables us to better predict cash flows and thus manage our liquidity and key financial metrics more effectively. Foreign currency risks are managed through the Group’s hedging policy and financing policies and the selective use of various derivatives.

Our exposure to and assessment of the risk

The Group’s transactions are predominantly entered into in the respective functional currency of the individual operations. The construction of the LCCP has largely been financed through funds obtained in US dollar, with a small portion of funds obtained from Rand sources. A large portion of our turnover and capital investments are significantly impacted by the rand/US$ and rand/EUR exchange rates. Some of our fuel products are governed by the BFP, of which a significant variable is the rand/US$ exchange rate. Our export chemical products are mostly commodity products whose prices are largely based on global commodity and benchmark prices quoted in US dollars and consequently are exposed to exchange rate fluctuations that have an impact on cash flows. These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The most significant exposure for the Group exists in relation to the US dollar and the Euro. The translation of foreign operations to the presentation currency of the Group is not taken into account when considering foreign currency risk.

Zero-cost collars

In line with the risk mitigation strategy, the Group hedges a significant portion of its estimated foreign currency exposure in respect of forecast sales and purchases over the following 12 months. The Group mainly uses zero-cost collars to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Forward exchange contracts

Forward exchange contracts (FECs) are utilised throughout the Group to hedge the risk of currency depreciation on committed and highly probable forecast transactions. Transactions hedged with FECs include capital and goods purchases (imports) and sales (exports).

Refer to the summary of our derivatives below.

111 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued

36.2Financial risk management continued

The following significant exchange rates were applied during the year:

	Average rate		Closing rate
	2024	2023	2024	2023
	Rand	Rand	Rand	Rand
Rand/Euro	20,24	18,62	19,49	20,55
Rand/US$	18,71	17,77	18,19	18,83

The table below shows the significant currency exposure where entities within the Group have monetary assets or liabilities that are not in their functional currency, have exposure to the US dollar or the Euro. The amounts have been presented in rand by converting the foreign currency amount at the closing rate at the reporting date.

	2024		2023
	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm
Long-term receivables	67	745	—	339
Trade and other receivables	564	2 595	544	3 520
Cash and cash equivalents	3 319	1 241	2 835	1 872
Net exposure on assets	3 950	4 581	3 379	5 731
Trade and other payables	(227)	(2 949)	(302)	(2 129)
Net exposure on liabilities	(227)	(2 949)	(302)	(2 129)
Exposure on external balances	3 723	1 632	3 077	3 602
Net exposure on balances between Group companies[1]	(2 014)	25 769	(2 323)	8 484
Total net exposure	1 709	27 401	754	12 086
1	The US$ exposure relates to cash deposits made by Sasol Financing Limited to Sasol Financing International Limited.

Sensitivity analysis

The following sensitivity analysis is provided to show the foreign currency exposure of the individual entities at the end of the reporting period. This analysis is prepared based on the statement of financial position balances that exist at year-end, for which there is currency risk, before consideration of currency derivatives, which exist at that point in time. The effect on equity is calculated as the effect on profit and loss. The effect of translation of results into presentation currency of the Group is excluded from the information provided.

112 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued
36.2	Financial risk management continued

A 10% weakening in the Group’s significant exposure to the foreign currency at 30 June would have increased either the equity or the profit by the amounts below, before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, remain constant, and has been performed on the same basis for 2023.

	2024		2023
	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm
Equity	171	2 740	75	1 209
Income statement	171	2 740	75	1 209

A 10% movement in the opposite direction in the Group’s exposure to foreign currency would have an equal and opposite effect to the amounts disclosed above.

Interest rate risk

Interest rate risk is the risk that the value of short-term investments and financial activities will change as a result of fluctuations in the interest rates.

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. The Group has significant exposure to interest rate risk due to the volatility in South African, European and US interest rates.

How we manage the risk

Our debt is comprised of different instrument notes, which by their nature either bear interest at a floating or a fixed rate. We monitor the ratio of floating and fixed interest in our loan portfolio and manage this ratio, by electing to incur either bank loans, bearing a floating interest rate, or bonds, which bear a fixed interest rate. We may also use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed rate debt to manage the composition of our portfolio. There were no open interest rate swaps at 30 June 2024 or 30 June 2023.

In respect of financial assets, the Group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

113 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued
36.2	Financial risk management continued

Our exposure to and assessment of the risk

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

Carrying value
	2024	2023
	Rm	Rm
Variable rate instruments
Financial assets	42 053	50 123
Financial liabilities[1]	(44 471)	(20 911)
	(2 418)	29 212
Fixed rate instruments
Financial assets	7 046	7 005
Financial liabilities[2]	(72 680)	(103 317)
	(65 634)	(96 312)
Interest profile (variable: fixed rate as a percentage of total financial assets)	86:14	88:12
Interest profile (variable: fixed rate as a percentage of total financial liabilities)	38:62	17:83
1	The increase in variable exposure is mainly due to the draw down on the RCF. Refer to note 13.
2	The decrease in fixed exposure is mainly due to the repayment of a US$1,5 billion fixed-rate bond during the period.

Cash flow sensitivity for variable rate instruments

Financial instruments affected by interest rate risk include borrowings, deposits, trade receivables and trade payables. A change of 1% in the prevailing interest rate in a particular currency at the reporting date would have increased/(decreased) earnings by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2023. Interest is recognised in the income statement using the effective interest rate method.

	Income statement — 1% increase
			United States
	South Africa	Europe	of America	Other
	Rm	Rm	Rm	Rm
30 June 2024	250	32	(328)	21
30 June 2023	300	28	(63)	26

A 1% decrease in interest rates would have an equal and opposite effect to the amounts disclosed above.

114 Sasol Annual Financial Statements 2024

36.	Financial risk management and financial instruments continued

36.2Financial risk management continued

The Group’s remaining exposure to IBORs relate mainly to loans denominated in JIBAR. Refer to note 1.

Commodity price risk

Commodity price risk is the risk of fluctuations in our earnings as a result of fluctuation in the price of commodities.

How we manage the risk

The Group makes use of derivative instruments, including options and commodity swaps as a means of mitigating price movements and timing risks on crude oil purchases and sales and ethane purchases and export coal sales. The Group entered into hedging contracts which provide downside protection against decreases in commodity prices. Refer to the summary of our derivatives below.

Our exposure to and assessment of the risk

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Market prices for crude oil fluctuate because they are subject to international supply and demand and political factors. Our exposure to the crude oil price centres primarily around the selling price of the fuel marketed by our Energy business which is governed by the Basic Fuel Price (BFP) formula, the crude oil related raw materials used in our Natref refinery and certain of our offshore operations including where chemical prices are linked to the crude oil price. Key factors in the BFP are the Mediterranean and Singapore or Mediterranean and Arab Gulf product prices for petrol and diesel, respectively.

Dated Brent crude oil prices applied during the year:

	Dated Brent Crude
	2024	2023
	US$	US$
High	97,92	124,79
Average	84,74	87,34
Low	73,56	71,70

115 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued
36.2	Financial risk management continued

Summary of our derivatives

In the normal course of business, the Group enters into various derivative transactions to mitigate our exposure to foreign exchange rates, interest rates and commodity prices. Derivative instruments used by the Group in hedging activities include swaps, options, forwards and other similar types of instruments.

	Financial	Financial	Financial	Financial
	asset	liability	asset	liability	Income statement gain/(loss)
	2024	2024	2023	2023	2024	2023	2022
	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Commodity and currency derivatives
Interest rate swap options	—	—	—	—	—	—	1 029
Crude oil put options	279	—	253	—	(953)	(507)	—
Crude oil zero cost collars	—	—	—	—	—	3 953	(11 349)
Crude oil swap options	—	—	—	—	—	—	(5 140)
Crude oil futures	—	—	—	(12)	(180)	401	(1 049)
Ethane swap options	—	—	—	(158)	(17)	(272)	279
Coal swap options	—	—	—	—	—	1 099	691
Other commodity derivatives	5	(7)	10	—	(62)	180	(593)
Forward exchange contracts	711	(11)	133	(353)	1 091	(1 339)	(677)
Foreign exchange zero cost collars	302	—	76	(579)	810	(301)	(1 580)
Embedded derivatives
Convertible bond embedded derivative	—	(59)	—	(1 302)	1 233	867	—
Oxygen supply contract embedded derivatives*	508	(542)	516	(993)	442	(794)	64
Non-derivative financial instruments
Investments at fair value through profit or loss**	2 173	—	1 237	—	—	—	—
	3 978	(619)	2 225	(3 397)	2 364	3 287	(18 325)
*	Relates to a US dollar derivative that is embedded in long-term oxygen supply contracts to our SO.

**	Fair value gains and losses are presented in other operating income and expenses, separately from derivative gains and losses.

		Contract/Notional amount*					Average price
		Open	Settled	Open	Settled		Open	Open
		2024	2024	2023	2023		2024	2023
		Million	Million	Million	Million
Fair value hedges
Crude oil put options purchased**	barrels	16,8	18,0	16,3	—	US$/bbl	58,7	49,4
Crude oil zero cost collars	barrels	—	—	—	29,0	US$/bbl	—	—
Crude oil futures	US$	—	2	2	21	US$/bbl	—	75,0
Ethane swap options	barrels	—	3,6	3,6	1,3	US$ c/gal	—	30,1
Coal swaps	ton	—	—	—	0,9	US$/ton	—	—
Forward exchange contracts	US$	1 080	—	836	—	R/US$	18,90	18,61
Forward exchange contracts	EUR	43	—	30	—	US$/EUR	1,08	1,10
Foreign exchange zero cost collars	US$	1 530	—	2 760	4 400	R/US$ Floor	17,53	16,72
						R/US$ Cap	22,65	20,70
*	The notional amount is the sum of the absolute value of all contracts for both derivative assets and liabilities.
**	Total premium paid for contracts entered into in the year US$94,8 million (2023: US$42,0 million).

116 Sasol Annual Financial Statements 2024

36	Financial risk management and financial instruments continued
36.2	Financial risk management continued

Accounting policies:

Derivative financial instruments and hedging activities

The Group is exposed to market risks from changes in interest rates, foreign exchange rates and commodity prices. The Group uses derivative instruments to hedge its exposure to these risks. Additionally, there are embedded derivatives that have been bifurcated in certain of the Group’s long-term supply agreements and borrowings.

All derivative financial instruments are initially recognised at fair value and are subsequently stated at fair value at the reporting date. Attributable transaction costs are recognised in the income statement when incurred. Resulting gains or losses on derivative instruments, excluding designated and effective hedging instruments, are recognised in the income statement.

To the extent that a derivative instrument has a maturity period of longer than one year, the fair value of these instruments will be reflected as a non-current asset or liability.

Contracts to buy or sell non-financial items (e.g. gas or electricity) that were entered into and continue to be held for the purpose of the receipt of the non‑financial items in accordance with the Group’s expected purchase or usage requirements are not accounted for as derivative financial instruments. Purchase commitments relating to these contracts are disclosed in note 3.

Hedge accounting

The Group continues to apply the hedge accounting requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’.

Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecast transaction that could affect the income statement, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement. If the hedging instrument no longer meets the criteria for cash flow hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

If the forecast transaction results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is transferred from the cash flow hedge accounting reserve, as other comprehensive income, to the underlying asset or liability on the transaction date. If the forecast transaction is no longer expected to occur, then the cumulative balance in other comprehensive income is recognised immediately in the income statement as reclassification adjustments. Other cash flow hedge gains or losses are recognised in the income statement at the same time as the hedged transaction occurs.

Economic hedges

When derivative instruments, including forward exchange contracts, are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on fair value hedges are recognised in the income statement.

117 Sasol Annual Financial Statements 2024